As filed with the Securities and Exchange Commission on March 9, 2005

Registration No. 333-122522

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Berkshire Hills Bancorp, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	6036	04-3510455
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

24 North Street

Pittsfield, Massachusetts 01201

(413) 443-5601

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gerald A. Denmark

Senior Vice President, General Counsel and Corporate Secretary

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

(413) 443-5601

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Makow, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019	Douglas P. Faucette, Esq. Lord Bissell & Brook LLP 1717 Pennsylvania Avenue N.W., Suite 500 Washington, DC 20006

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Berkshire Hills Bancorp, Inc. and Woronoco Bancorp, Inc. have each unanimously approved the merger of Berkshire and Woronoco. The combined company will be called Berkshire Hills Bancorp, Inc. If the merger of Woronoco into Berkshire is completed, stockholders of Woronoco will have the right to elect to receive either $36.00 in cash or one share of Berkshire common stock in exchange for each share of Woronoco held by them, subject to proration so that 75 percent of the outstanding Woronoco common shares are converted into Berkshire common stock in the merger and the balance are converted into the cash consideration. Based upon the closing sales price of Berkshire common stock on the American Stock Exchange on December 16, 2004, the last trading day before we announced the merger, the value of the per share consideration to be received by Woronoco stockholders who receive Berkshire stock in the merger is $37.00. Based upon the closing sales price of Berkshire common stock as reported on the American Stock Exchange on March 8, 2005, the latest practicable trading day prior to the mailing of this joint proxy statement/prospectus, the per share consideration to be received by Woronoco stockholders who receive Berkshire stock in the merger is $34.97. The implied value of the stock consideration will fluctuate as the market price of the Berkshire common stock fluctuates and, since elections are subject to proration as described above, there can be no assurance that a Woronoco stockholder will receive Berkshire common stock, rather than cash, as to each Woronoco share for which the stockholder makes a stock election. Berkshire common stock trades on the American Stock Exchange under the ticker symbol “BHL.” Woronoco common stock trades on the American Stock Exchange under the ticker symbol “WRO.” You may obtain current market price quotations for each company’s common stock from newspapers, over the Internet or from other sources. After completion of the merger, Berkshire stockholders and Woronoco stockholders are expected to own approximately 68.2% and 31.8%, respectively, of the combined company (based on the number of shares issued and outstanding prior to the completion of the merger).

We expect the merger to generally be tax-free to holders of Woronoco common stock for federal income tax purposes except to the extent that they receive cash, including the cash consideration in the merger and any cash that they receive instead of fractional shares of Berkshire common stock.

We cannot complete the merger unless the stockholders of both companies approve it. Each of us will hold a special meeting of our stockholders to consider and vote on this merger proposal and other matters. Your vote is important. Whether or not you plan to attend your company’s special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger and the transactions contemplated by the merger agreement. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger, although your vote will count for purposes of determining whether a quorum exists.

This document contains important information about Berkshire and Woronoco, the merger, the documents related to the merger and certain other matters. In addition, you may obtain information about Berkshire and Woronoco from reports and other documents that each files with the Securities and Exchange Commission.

The places, dates and times of the special meetings are as follows:

For Berkshire Stockholders: April 12, 2005, 11:00 a.m., local time Crown Plaza Hotel One West Street Pittsfield, Massachusetts 01201	For Woronoco Stockholders: April 12, 2005, 10:00 a.m., local time Springfield Marriott Hotel Corner of Boland and Columbus Avenues Springfield, Massachusetts 01115

We enthusiastically support this combination of two strong franchises in the financial services industry and join with the other members of our Boards of Directors in unanimously recommending that you vote in favor of the merger.

Michael P. Daly President and Chief Executive Officer Berkshire Hills Bancorp, Inc.	Cornelius D. Mahoney Chairman of the Board, President and Chief Executive Officer Woronoco Bancorp, Inc.

Berkshire common stock is quoted on the American Stock Exchange under the symbol “BHL.” Woronoco common stock is quoted in the American Stock Exchange under the symbol “WRO.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES WE ARE OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER OF OUR COMPANIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this joint proxy statement/prospectus is March 11, 2005, and it is first being mailed to stockholders on or about March 11, 2005.

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On April 12, 2005

Berkshire Hills Bancorp, Inc. will hold a special meeting of stockholders on Tuesday, April 12, 2005 at 11:00 a.m., local time, at the Crown Plaza Hotel, One West Street, Pittsfield, Massachusetts 01201 for the following purposes:

1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of December 16, 2004, as it may be amended from time to time, by and between Berkshire Hills Bancorp, Inc. and Woronoco Bancorp, Inc., pursuant to which Woronoco will merge with and into Berkshire. This proposal is described more fully in the accompanying document;

2. To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve proposal (1); and

3. To transact any other business that properly comes before the special meeting.

You are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the meeting only if you were a holder of record of Berkshire common stock at the close of business on March 4, 2005. A complete list of Berkshire stockholders entitled to vote at the special meeting will be made available for inspection by any Berkshire stockholder at the time and place of the Berkshire special meeting. In order for the merger agreement to be approved, the holders of a majority of the outstanding shares of Berkshire common stock entitled to vote thereon must vote in favor of approval and adoption of the merger agreement.

Berkshire’s board of directors has unanimously determined that the merger is advisable and is fair to and in the best interest of Berkshire and its stockholders, has unanimously approved the merger agreement and the merger, and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. A stockholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to Gerald A. Denmark, Senior Vice President, General Counsel and Corporate Secretary of Berkshire, by subsequently filing another proxy or by attending the special meeting and voting in person. Do not send any of your stock certificates with your proxy card or otherwise; Berkshire stockholders will not be exchanging their stock in connection with this merger.

By order of the Board of Directors

Gerald A. Denmark
Senior Vice President, General Counsel and Corporate Secretary
Pittsfield, Massachusetts March 11, 2005

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD EVEN IF YOU PLAN TO ATTEND THE MEETING.

Woronoco Bancorp, Inc.

31 Court Street

Westfield, Massachusetts 01085

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On April 12, 2005

Woronoco Bancorp, Inc. will hold a special meeting of stockholders on Tuesday, April 12, 2005 at 10:00 a.m., local time, at the Springfield Marriott Hotel, the corner of Boland and Columbus Avenues, Springfield, Massachusetts 01115 for the following purposes:

1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of December 16, 2004, as it may be amended from time to time, by and between Berkshire Hills Bancorp, Inc. and Woronoco Bancorp, Inc., pursuant to which Woronoco will merge with and into Berkshire. This proposal is described more fully in the accompanying document;

2. To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve proposal (1); and

3. To transact any other business that properly comes before the special meeting.

You are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the meeting only if you were a holder of record of Woronoco common stock at the close of business on March 6, 2005. A complete list of Woronoco stockholders entitled to vote at the special meeting will be made available for inspection by any Woronoco stockholder at the time and place of the Woronoco special meeting. In order for the merger agreement to be approved, the holders of a majority of the outstanding shares of Woronoco common stock entitled to vote thereon must vote in favor of approval and adoption of the merger agreement.

Woronoco’s board of directors has unanimously determined that the merger is advisable and is fair to and in the best interest of Woronoco’s stockholders, has unanimously approved the merger agreement and the merger, and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

Pursuant to Section 262 of the Delaware General Corporation Law, you are entitled to exercise your right to dissent and seek appraisal of the fair value of your shares of common stock if the merger is consummated. In order to do so, however, you must properly perfect your appraisal rights in accordance with the procedures described at Appendix D, and summarized on pages 67 to 70 of this document.

It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. A stockholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to Terry J. Bennett, Corporate Secretary of Woronoco, by subsequently filing another proxy or by attending the special meeting and voting in person. Do not send your stock certificate with your proxy card.

By order of the Board of Directors

Terry J. Bennett Corporate Secretary
Westfield, Massachusetts March 11, 2005

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD EVEN IF YOU PLAN TO ATTEND THE MEETING.

SUMMARY

The following highlights selected information from this document. This summary does not contain all of the information that is important to your decision. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document to fully understand the merger agreement and the merger. See “Where You Can Find More Information” on page 75. The purpose of this document is to provide information to you about the merger agreement and the merger and to solicit your vote in favor of approving and adopting the merger agreement.

In the Merger, Woronoco Common Stockholders Will Have the Right to Elect to Receive Either $36.00 in Cash or One Share of Berkshire Common Stock (page 49)

If the merger takes place, if you are a Woronoco stockholder you will be entitled to receive, at your election, either $36.00 in cash, without interest, or one share of Berkshire common stock (with cash paid instead of issuing any fractional shares) for each of your shares of Woronoco common stock, subject to proration as described in this document. For each share of Woronoco common stock you own, you may specify an election to receive one share of Berkshire common stock or $36.00 in cash. For example, if you own 100 shares of Woronoco common stock, you, for example, could elect to receive cash for 40 shares and Berkshire common stock for the other 60 shares.

Regardless of the elections made by individual Woronoco stockholders, 75% of the outstanding shares of Woronoco common stock will be converted into Berkshire common stock, with the remaining shares converted into cash. Therefore, if Woronoco stockholders elect more stock or cash than provided for under the merger agreement, elections for the over-subscribed form of merger consideration will be prorated so that the overall 75/25 split of the consideration is achieved. For instance, if Berkshire common stock is oversubscribed, Woronoco shares as to which elections to receive Berkshire common stock have been made will instead receive cash, and each stockholder who elected to receive Berkshire common stock will have those elections changed from stock to cash on a pro rata basis. Accordingly, despite the election procedure, there is no assurance that you will receive the particular form of consideration that you elect with respect to each share of Woronoco common stock you hold. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration.”

Based upon the closing sales price of Berkshire common stock as reported on the American Stock Exchange on March 8, 2005, the latest practicable trading day prior to the mailing of this joint proxy statement/prospectus, the per share consideration to be received by Woronoco stockholders who receive Berkshire stock in the merger is $34.97. The implied value of the stock consideration will fluctuate as the market price of the Berkshire common stock fluctuates and, since elections are subject to proration as described above, there can be no assurance that a Woronoco stockholder will receive Berkshire common stock, rather than cash, as to each Woronoco share for which the stockholder makes a stock election. Berkshire common stock trades on the American Stock Exchange under the ticker symbol “BHL.” Woronoco common stock trades on the American Stock Exchange under the ticker symbol “WRO.” You may obtain current market price quotations for each company’s common stock from newspapers, over the Internet or from other sources.

Election Procedures

Each Woronoco stockholder of record is being sent an election form, which you should complete and return, along with your Woronoco stock certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m. New York City time on April 11, 2005, which is the day prior to the special meeting. A copy of the election form is being provided with this joint proxy statement/prospectus to holders of record at the close of business on March 6, 2005 of Woronoco common stock. If you do not send in the election form with your stock certificates by the election deadline, you will be treated as a non-electing stockholder as described on page 49.

Do not send your Woronoco stock certificates and/or the election form with your proxy card. These should be returned separately to the address specified on the election form and the letter of transmittal accompanying the election form.

Election forms will only be sent to Woronoco stockholders of record and only record holders are entitled to return forms specifying elections. If you are not a record owner of any of your shares of Woronoco but rather own shares of Woronoco common stock in “street name” through a bank, broker or other financial institution, and you wish to make an election as to those shares, you should seek instructions from the bank, broker or other financial institution holding your shares concerning how to make your election.

You can revoke your election provided you submit new election materials prior to the election deadline. You may do so by submitting a written notice to Registrar and Transfer Company, the exchange agent for the merger, that is received prior to the deadline at the address included on the form of election.

The revocation must specify the account name and such other information as the exchange agent may request; revocations may not be made in part. New elections must be submitted in accordance with the election procedures described on page 51. If you hold Woronoco shares in “street name” and instruct a bank, broker or other financial institution to submit an election for your shares, to change your election you must contact them and follow their directions for changing those instructions.

If you are a Berkshire stockholder, you need not take any action with respect to your Berkshire stock certificates as your Berkshire stock will not be exchanged or otherwise changed by the merger. Only Woronoco stock certificates will be converted into the merger consideration in the merger.

Information About the Berkshire Special Meeting (page 18)

Berkshire will hold a special meeting of its stockholders on Tuesday, April 12, 2005 at 11:00 a.m., local time, at the Crown Plaza Hotel, One West Street, Pittsfield, Massachusetts, 01201 for the following purposes:

•	to vote on the proposal to approve and adopt the merger agreement;

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal; and

•	to transact any other business that properly comes before the special meeting.

Information About the Woronoco Special Meeting (page 21)

Woronoco will hold a special meeting of its stockholders on Tuesday, April 12, 2005 at 10:00 a.m., local time, at the Springfield Marriott Hotel, the corner of Boland and Columbus Avenues, Springfield, Massachusetts, 01115 for the following purposes:

•	to vote on the proposal to approve and adopt the merger agreement;

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal; and

•	to transact any other business that properly comes before the special meeting.

Vote Required to Approve the Merger

A majority of the outstanding shares of each of Berkshire’s common stock and Woronoco’s common stock must vote in favor of the merger agreement at each company’s respective special meeting for the merger agreement to be adopted and the merger approved. Every Berkshire and Woronoco stockholder’s vote is important. Because approval and adoption of the merger agreement requires the affirmative vote of both a majority of the outstanding shares of Berkshire common stock and a majority of the outstanding shares of Woronoco common stock, abstentions and broker non-votes will have the same effect as a vote “against” the proposals, although such non-votes will count for purposes of determining whether a quorum exists. “Broker non-votes” are shares held on behalf of beneficial owners by banks, brokers and other nominees as to which voting instructions have not been received from the beneficial owners or other persons entitled to vote those shares and with respect to which the bank, broker or other nominee does not have discretionary voting power under applicable stock exchange rules.

Voting Procedures

With respect to the special meeting, indicate on the enclosed proxy card how you want to vote, and sign, date and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the stockholders meeting. If you sign and send in your proxy card, but do not indicate how you want to vote, your proxy card will be voted for approval and adoption of the merger agreement and in the discretion of the proxies with respect to any other matter properly coming before the special meeting.

If you are a stockholder of either Berkshire or Woronoco, you can also choose to attend the special meeting of your company and vote your shares in person.

With respect to your cash and/or stock election if you are a Woronoco stockholder, you should complete and return the election form, together with your stock certificate(s), to Registrar and Transfer Company according to the instructions printed on the form or, if your shares are held in “street name,” according to the instructions provided to you by your bank, broker or other financial institution. Do not send your Woronoco stock certificates and/or your election form with your proxy card, but only according to the instructions printed on the election form.

If you are a Woronoco stockholder and you do not send in the election form with your stock certificate(s) by the April 11, 2005 deadline, you will be considered a non-electing stockholder and your election to receive cash or Berkshire common stock will be determined automatically in accordance with the merger agreement.

Who Can Vote

If you owned shares of Berkshire common stock at the close of business on March 4, 2005, you are entitled to vote at the Berkshire special meeting. You will have one vote for each share of Berkshire common stock that you owned at that time.

If you owned shares of Woronoco common stock at the close of business on March 6, 2005, you are entitled to vote at the Woronoco special meeting. You will have one vote for each share of Woronoco common stock that you owned at that time.

If my shares are held in street name by my bank, broker or other financial institution, will they vote my shares for me?

Only if you instruct them how you want your shares voted. Your broker or other record holder does not have discretion to vote your shares for you on the merger proposal. If you do not provide your broker with instructions on how to vote any shares they hold on your behalf in “street name,” your shares will not be deemed “present” at the special meetings (other than for purposes of establishing the existence of a quorum) and your broker will not be permitted to vote them. You should instruct your broker to vote your shares, following the directions your broker provides. As noted above, failing to properly instruct your broker to vote your shares will have the same effect as a vote against the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

Yes. If you are a stockholder of Berkshire, there are three ways for you, prior to the Berkshire special stockholder meeting, to revoke your proxy and change your vote. First, you may send a written notice to Gerald A. Denmark, Senior Vice President, General Counsel and Corporate Secretary of Berkshire, stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card with a later date. Third, you may vote in person at the special meeting. Attendance alone will not revoke a proxy you have previously given or change your vote. If you have instructed a broker or other record holder to vote shares you beneficially own, you must follow the directions you received from them to change your vote.

If you are a stockholder of Woronoco, there are also three ways for you, prior to the Woronoco special stockholder meeting, to revoke your proxy and change your vote. First, you may send a written notice to Terry J. Bennett, Corporate Secretary of Woronoco, stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card with a later date. Third, you may vote in person at the special meeting. Attendance alone will not revoke a proxy you have previously given or change your vote. If you have instructed a broker or other record holder to vote shares you beneficially own, you must follow the directions you received from them to change your vote.

Tax Impact of Transaction to Woronoco Stockholders (page 60)

Neither Berkshire nor Woronoco will be required to complete the merger unless it receives a legal opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes. Accordingly, we expect the transaction to generally be tax-free to holders of Woronoco common stock for federal income tax purposes except to the extent that they receive cash, including the cash consideration in the merger and any cash that they receive instead of fractional shares of Berkshire common stock.

Those holders receiving solely cash for their Woronoco common stock will generally recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of Woronoco common stock. Those holders receiving both Berkshire common stock and cash for their Woronoco common stock will generally recognize gain equal to the lesser of (1) the amount of cash received and (2) the excess of the “amount realized” in the transaction (i.e., the fair market value of the Berkshire common stock at the effective time of the merger plus the amount of cash received) over their tax basis in their Woronoco common stock. In certain circumstances, the gain or, in the case of recipients of cash only, the entire amount of cash received, could be taxable as ordinary income rather than as capital gain.

For a further summary of the federal income tax consequences of the merger to holders of Woronoco common stock, please see “The Merger Agreement—Material Federal Income Tax Consequences” on pages 60 -63.

Berkshire’s Financial Advisor Provided an Opinion to Berkshire’s Board of Directors that the Merger Consideration Is Fair, From a Financial Point of View, to Berkshire and Its Stockholders (page 30)

In deciding to approve the merger, Berkshire’s board of directors considered the December 16, 2004 opinion of its financial advisor, Northeast Capital & Advisory, Inc. The opinion concluded that, as of that date and subject to the factors and assumptions set forth in the opinion, the merger was fair to Berkshire and its stockholders from a financial point of view. Northeast Capital has confirmed its December 16 opinion by delivering to the board a written opinion dated March 9, 2005. In rendering its updated opinion, Northeast Capital confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. This updated opinion is attached as Appendix B to this document. We encourage you to read the opinion carefully in order to more fully understand the assumptions made, matters considered and limitations of the review made by Northeast Capital in providing its opinion. Berkshire has agreed to pay Northeast Capital a transaction fee in connection with the merger of approximately $1,002,492 (based on the closing price of Berkshire’s common stock as of March 7, 2005), of which approximately $300,000 has been paid (including $250,000 for rendering its opinion) and the balance of which is contingent upon the closing of the merger. In addition, Berkshire has agreed to reimburse Northeast Capital for its reasonable out-of-pocket expenses and indemnify it against various liabilities.

Woronoco’s Financial Advisor Provided an Opinion to Woronoco’s Board of Directors that the Merger Consideration Is Fair, From a Financial Point of View, to Woronoco Stockholders (page 39)

In deciding to approve the merger, Woronoco’s board of directors considered the December 15, 2004 opinion of its financial advisor, Sandler O’Neill & Partners, L.P., subsequently confirmed in writing on December 16, 2004. The opinion concluded that, as of that date and subject to the factors and assumptions set forth in the opinion, the consideration to be received by the holders of Woronoco’s common stock in the merger was fair to Woronoco’s stockholders from a financial point of view. Sandler O’Neill has confirmed its December 15 opinion by delivering to the board a written opinion dated March 9, 2005. This updated opinion is attached as Appendix C to this document. We encourage you to read the opinion carefully and in its entirety. Sandler O’Neill’s opinion is directed to the Woronoco board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger. Woronoco has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $1.41 million (based on the closing price of Berkshire common stock on March 7, 2005), of which approximately $425,000 has been paid (including $175,000 for rendering its opinion, which will be credited against the transaction fee due to Sandler O’Neill at closing) and the balance of which is contingent upon the closing of the merger. Woronoco has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Historical Dividends, Woronoco’s Pre-Merger Dividend Policy and Berkshire’s Post-Merger Dividend Policy (page 10)

The dividends paid by Berkshire and Woronoco in recent periods are set forth under “Market Prices and Dividends” on page 10. Additionally, under the terms of the merger agreement, Woronoco will pay its stockholders a one-time $0.25 special cash dividend. The merger agreement also permits Woronoco to continue to pay its regular quarterly cash dividends provided that Berkshire and Woronoco will coordinate on the Woronoco quarterly dividend payment prior to closing so that Woronoco stockholders do not fail to receive at least one regular quarterly dividend (from Berkshire or Woronoco), but also do not receive two regular quarterly dividends, relating to the same period. Although it is currently expected that Berkshire will continue following the merger to pay quarterly cash dividends on its common stock at levels comparable to its recent practice, the declaration of dividends by Berkshire will be at the discretion of the Berkshire board of directors within the constraints imposed by law and will be determined by the board after the consideration of various factors, including, without limitation, the earnings and financial condition of Berkshire and its subsidiaries.

Our Reasons for the Merger (pages 27 and 29)

The merger offers Berkshire and Woronoco stockholders the opportunity to participate in the growth and potential of a larger and more geographically diverse combined company. Berkshire and Woronoco believe that the combined company will be positioned as a stronger competitor and to achieve greater success than either company standing alone. For more information regarding the companies’ reasons for the merger, see “The Merger—Berkshire’s Reasons for the Merger” and “The Merger—Woronoco’s Reasons for the Merger.”

The Berkshire Board of Directors Recommends that Berkshire Stockholders Vote “FOR” Approval and Adoption of the Merger Agreement (page 27)

The Berkshire board of directors believes that the merger is in the best interests of Berkshire and its stockholders and has unanimously approved the merger agreement. The Berkshire board of directors unanimously recommends that Berkshire stockholders vote “FOR” approval and adoption of the merger agreement.

The Woronoco Board of Directors Recommends that Woronoco Stockholders Vote “FOR” Approval and Adoption of the Merger Agreement (page 29)

The Woronoco board of directors believes that the merger is in the best interests of Woronoco and its stockholders and has unanimously approved the merger agreement. The Woronoco board of directors unanimously recommends that Woronoco stockholders vote “FOR” approval and adoption of the merger agreement.

Woronoco Directors and Officers Have Financial Interests in the Merger that are Different From or in Addition to Their Interests as Stockholders (page 64)

Some of Woronoco’s directors and executive officers have financial interests in the merger that are different from or in addition to their interests as stockholders of Woronoco. These interests arise as a result of existing change-in-control agreements and existing rights under Woronoco equity and employee benefit plans, as well as new agreements entered into in connection with the merger and under the merger agreement. These interests are described beginning at page 64.

Dissenters’ Appraisal Rights in the Merger for Woronoco Stockholders (page 67)

Woronoco stockholders are entitled to exercise dissenter’s rights of appraisal from the merger if they strictly follow the procedures set forth in Section 262 of the Delaware General Corporation Law and in Appendix D to this document; stockholders who duly perfect dissenter’s rights will not receive the merger consideration but will be treated as provided under Delaware law. See page 67.

Completion of the Merger is Subject to a Number of Conditions (page 58)

Berkshire’s and Woronoco’s obligations to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	approval and adoption of the merger agreement by both Berkshire and Woronoco stockholders;

•	receipt of all governmental consents and approvals required to complete the merger and, if determined by Berkshire, the merger of Woronoco Savings Bank and Berkshire Bank;

•	obtaining all notices, consents or waivers from non-governmental third parties with respect to the transactions contemplated by the merger agreement, except as would not reasonably be expected to have a material adverse effect on Berkshire or on Woronoco;

•	absence of any legal prohibition on consummation of the merger or the bank combination;

•	the registration statement, of which this joint proxy statement/prospectus is a part, having become effective under the Securities Act and no stop order or proceedings seeking a stop order having been entered or pending by the SEC;

•	receipt of all approvals of the merger required under state securities or “blue sky” laws; and

•	approval of listing on the American Stock Exchange of the shares of Berkshire common stock to be issued in the merger to Woronoco stockholders.

Berkshire’s and Woronoco’s obligations to complete the merger are also separately subject to the satisfaction or waiver of the following conditions:

•	the accuracy of the representations and warranties made by the other party, unless the failure of any representation or warranty to be accurate is not reasonably likely to have a material adverse effect on the other party (provided that the other party’s respective representations regarding its capital structure, and, in the case of Berkshire, Woronoco’s representation that necessary modifications have been made to Woronoco’s director and officer compensation arrangements to bring the cost of such arrangements within agreed limits, must be true in all material respects);

•	receipt by it of an opinion of its counsel to the effect that the merger will qualify as a “reorganization” for federal income tax purposes; and

•	performance in all material respects by the other party of all obligations required to be performed by it at or prior to the closing date of the merger.

In addition, Woronoco’s obligation to complete the merger is conditioned on Berkshire having deposited with the exchange agent sufficient cash to pay the aggregate cash consideration in the merger.

Regulatory Approvals We Must Obtain to Complete the Merger (page 59)

We are working to complete the merger as quickly as practicable. While there can be no assurances, we are currently working to complete the merger during the second quarter of 2005.

In order to complete the merger, we must receive regulatory approval from the Office of Thrift Supervision and the Massachusetts Board of Bank Incorporation. In order to complete the merger of Berkshire Bank and Woronoco Savings Bank, we must receive regulatory approval from the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks. As of the date of this joint proxy statement/prospectus, we have not received all the required approvals. We cannot assure you as to when or if we will obtain all the required approvals.

Directorships, Advisory Board and Executive Management (pages 52 and 56)

Upon completion of the merger, three Woronoco directors, including Mr. Cornelius D. Mahoney, Chairman, President and Chief Executive Officer of Woronoco, will be added to the Berkshire board as well as to the board of Berkshire Bank. Berkshire will also establish an advisory board for Woronoco’s Hampden and Hampshire County market areas and will offer membership on that board to the Woronoco directors not serving on the Berkshire holding company or bank boards. Berkshire’s executive officers will be the executive officers of the combined company after the merger is completed.

Termination of the Merger Agreement (page 58)

The merger agreement can be terminated in the following circumstances:

•	by mutual written consent of Berkshire and Woronoco;

•	by either Berkshire or Woronoco if the merger is not completed by October 16, 2005;

•	by either Berkshire or Woronoco if the stockholders of either company do not approve the merger;

•	by either Berkshire or Woronoco if any judgment, order, law or regulation that prevents completion of the merger is in effect and is final and nonappealable;

•	by either Berkshire or Woronoco if any governmental authority has finally denied a required regulatory approval;

•	by Berkshire if Woronoco’s board of directors fails to recommend the merger, or if Woronoco’s board of directors changes its recommendation or breaches its obligation to call and hold the Woronoco stockholder meeting; and

•	by either party if there is a breach of the other party’s representations, warranties or covenants that, if existing at closing, would give the party the right not to complete the transaction, and which breach is not cured (or is not capable of being cured) within 30 days of written notice of the breach.

Woronoco Must Pay Berkshire a Termination Fee under Certain Circumstances (page 59)

Woronoco must pay a termination fee of $6,000,000 to Berkshire if:

•	a third party makes a bona fide proposal to acquire Woronoco, and the party does not withdraw the proposal at least five business days prior to the special meeting; and

•	thereafter either Berkshire or Woronoco terminates the merger agreement as a result of the failure of the Woronoco stockholders to approve the agreement, or if Berkshire terminates the agreement because:

•	Woronoco’s board of directors fails to recommend that its stockholders approve the merger agreement, or because Woronoco’s board of directors changes its recommendation that its stockholders approve the merger agreement or fails to hold a special meeting to approve and adopt the merger agreement; or

•	Woronoco materially breaches its representations and obligations under the merger agreement; and

•	within fifteen months after the date of termination of the merger agreement, Woronoco completes an acquisition transaction or enters into a merger agreement or other similar document related to such acquisition transaction.

Differences in the Rights of Stockholders (page 71)

The rights of the Woronoco stockholders after the merger who continue as Berkshire stockholders will be governed by the certificate of incorporation and bylaws of Berkshire rather than the certificate of incorporation and bylaws of Woronoco. Both Berkshire and Woronoco are incorporated in Delaware.

The Companies Involved in the Merger (page 24)

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

(413) 443-5601

Berkshire is a Delaware corporation and the holding company of various entities, including Berkshire Bank. Berkshire is headquartered in Pittsfield, Massachusetts. At September 30, 2004, Berkshire had total consolidated assets of approximately $1,310,509,000, total deposits of approximately $853,115,000, and stockholders’ equity of approximately $128,488,000, or 9.80% of total assets.

Woronoco Bancorp, Inc.

31 Court Street

Westfield, Massachusetts 01085

(413) 568-9141

Woronoco is a Delaware corporation and the holding company of various entities, including Woronoco Savings Bank. Woronoco is headquartered in Westfield, Massachusetts. At September 30, 2004, Woronoco had total consolidated assets of approximately $898,479,000 total deposits of approximately $462,200,000, and stockholders’ equity of approximately $81,276,000, or 9.05% of total assets.

Share Information and Market Prices

Berkshire’s common stock is traded on the American Stock Exchange under the trading symbol “BHL.” Woronoco’s common stock is traded on the American Stock Exchange under the trading symbol “WRO.” The table below presents the per share closing prices of Berkshire’s and Woronoco’s common stock on December 16, 2004, the last trading date before public announcement of the merger agreement and (2) March 8, 2005, the latest practicable date before printing of this joint proxy statement/prospectus. The equivalent price per share column is calculated by multiplying the closing market price of the Berkshire common stock on the relevant date by the 1.0 share of Berkshire common stock to be issued in the merger for each share of Woronoco common stock to those stockholders electing the stock consideration, assuming no proration. For more information about the exchange ratio, see “The Merger Agreement—Merger Consideration” beginning on page 49, and for more information about the stock prices and dividends of Berkshire and Woronoco, see “Market Prices and Dividends” beginning on page 10.

	Last Reported Sale Price
Date	Berkshire Common Stock	Woronoco Common Stock	Equivalent Per Share Price
December 16, 2004	$37.00	$37.29	$36.75
March 8, 2005	$34.97	$35.00	$35.23

Woronoco stockholders are advised to obtain current market quotations for Berkshire’s common stock. The market price of Berkshire’s common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger takes place, as well as after completion of the merger. No assurance can be given as to the market price of Berkshire’s common stock at the time of the merger.

If you have questions or if you need additional copies of this joint proxy statement/prospectus or other documents, you should contact:

For Berkshire stockholders:	For Woronoco stockholders:
MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (800) 322-2885 Banks and brokers should call: (212) 929-5500	Georgeson Shareholder Communications, Inc. 17 State Street, 10th Floor New York, NY 10004 (877) 278-6775 Banks and brokers should call: (212) 440-9800

MARKET PRICES AND DIVIDENDS

The following tables set forth, for the periods indicated, the high and low sale prices per share of Berkshire’s and Woronoco’s common stock as reported on the American Stock Exchange, as well as cash dividends paid on Berkshire’s and Woronoco’s common stock during the periods indicated. You are urged to obtain current quotations for Berkshire and Woronoco common stock shares.

Berkshire

Common Stock

	Market Price		Cash Dividends Paid
	High	Low
Quarter Ended:
December 31, 2004	$38.20	$34.55	$0.12
September 30, 2004	39.20	34.80	0.12
June 30, 2004	37.30	32.46	0.12
March 31, 2004	39.20	34.40	0.12
December 31, 2003	37.60	33.40	0.12
September 30, 2003	34.30	28.00	0.12
June 30, 2003	28.80	22.75	0.12
March 31, 2003	24.08	21.77	0.12

Woronoco

Common Stock

	Market Price		Cash Dividends Paid
	High	Low
Quarter Ended:
December 31, 2004	$38.99	$32.30	$0.2025
September 30, 2004	40.20	33.35	0.2000
June 30, 2004	37.95	27.75	0.1975
March 31, 2004	39.75	33.25	0.1900
December 31, 2003	40.50	28.00	0.1725
September 30, 2003	29.00	25.45	0.1700
June 30, 2003	29.64	21.10	0.1550
March 31, 2003	22.41	21.00	0.1500

Additionally, under the terms of the merger agreement, Woronoco will pay its stockholders a one-time $0.25 special cash dividend. This dividend will be paid in addition to the regular quarterly cash dividends to be paid by Woronoco. The merger agreement also permits Woronoco to continue to pay its regular quarterly cash dividends provided that Berkshire and Woronoco will coordinate on the Woronoco quarterly dividend payment prior to closing so that Woronoco stockholders do not fail to receive at least one regular quarterly dividend (from Berkshire or Woronoco), but also do not receive two regular quarterly dividends, relating to the same period. Although it is currently expected that Berkshire will continue following the merger to pay quarterly cash dividends on its common stock at levels comparable to its recent practice, the declaration of dividends by Berkshire will be at the discretion of the Berkshire board of directors within the constraints imposed by law and will be determined by the board after the consideration of various factors, including, without limitation, the earnings and financial condition of Berkshire and its subsidiaries.

S ELECTED FINANCIAL DATA

The tables below present summary historical financial and other data for Berkshire and Woronoco as of the dates and for the periods indicated. The summary data for Berkshire is based on and should be read in conjunction with Berkshire’s historical consolidated financial statements and related notes which are presented in its prior filings with the SEC, and which are incorporated by reference into this document. The summary data for Woronoco is based on and should be read in conjunction with Woronoco’s historical consolidated financial statements and related notes which are presented in its prior filings with the SEC, and which are incorporated by reference in this document. For historical information, see “Where You Can Find More Information” on page 75.

Berkshire derived the following historical financial information from its audited consolidated financial statements at December 31, 2003, 2002, 2001, 2000 and 1999 and for each of the years then ended and from its unaudited consolidated financial statements as at and for the nine months ended September 30, 2004 and 2003.

Woronoco derived the following historical information from its audited consolidated financial statements at December 31, 2003, 2002, 2001, 2000 and 1999 and for each of the years then ended and from its unaudited consolidated financial statements as at and for the nine months ended September 30, 2004 and 2003.

In the opinion of management of Berkshire and Woronoco, respectively, the unaudited financial statements of Berkshire and Woronoco include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations as at or for these periods in accordance with United States generally accepted accounting principles. You should not assume that the results presented below are indicative of results for any future period.

Selected Consolidated Financial Data—Berkshire

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Selected Financial Data:
Total assets	$1,310,509	$1,167,906	$1,218,548	$1,045,947	$1,030,701	$1,011,340	$841,651
Loans, net	808,413	790,183	783,258	712,714	791,920	783,405	665,554
Investment securities:
Available-for-sale	387,950	243,451	307,425	173,169	104,446	99,309	93,084
Held-to-maturity	26,255	41,380	36,903	44,267	33,263	32,238	17,014
Federal Home Loan Bank (FHLB) stock	16,898	11,416	12,923	7,440	7,027	5,651	3,843
Savings Bank Life Insurance stock	2,043	2,043	2,043	2,043	2,043	2,043	2,043
Deposits (1)	853,115	827,782	830,244	782,360	742,729	729,594	680,767
Federal Home Loan Bank advances	324,831	191,318	251,465	133,002	133,964	101,386	58,928
Repurchase agreements	—	—	—	700	1,890	2,030	1,120
Total stockholders’ equity	128,488	120,257	123,175	120,569	139,323	161,322	88,352
Real estate owned	—	—	—	1,500	0	50	220
Nonperforming loans	2,714	3,651	3,199	3,741	2,702	2,869	2,841

Selected Operating Data:
Total interest and dividend income	$45,274	$41,898	$56,308	$64,128	$75,796	$71,018	$58,468
Total interest expense	15,115	14,076	18,742	23,428	33,560	33,468	26,922

Net interest income	30,159	27,822	37,566	40,700	42,236	37,550	31,546
Provision for loan losses	1,140	1,685	1,460	6,180	7,175	3,170	3,030

Net interest income after provision for loan losses	29,019	26,137	36,106	34,520	35,061	34,380	28,516

Non-interest income:
Service charges and fees	3,818	3,643	4,776	4,469	4,187	3,743	3,405
Gain on sales and dispositions of securities, net	1,013	1,513	3,077	14,470	268	423	491
Gain (Loss) on sale of loans	84	240	(1,854)	(10,702)	—	—	—
Other	651	352	449	(1,810)	2,628	580	402

Total non-interest income	5,566	5,748	6,448	6,427	7,083	4,746	4,298

Total non-interest expense	21,677	21,337	28,243	37,279	28,927	32,184	25,196

Selected Consolidated Financial Data—Berkshire

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Income from continuing operations before income taxes	12,908	10,548	14,311	3,668	13,217	6,942	7,618

Provision for income taxes	4,144	4,037	5,161	885	4,334	2,360	1,995

Income from continuing operations	8,764	6,511	9,150	2,783	8,883	4,582	5,623

(Loss) income from discontinued operations (2)	(653)	(208)	(282)	(1,040)	43	—	—
Income tax (benefit) expense	(222)	(71)	(97)	(354)	15	—	—

Net loss from discontinued operations	(431)	(137)	(185)	(686)	28	—	—

Net income	$8,333	$6,374	$8,965	$2,097	$8,911	$4,582	$5,623

Dividends per share	$0.36	$0.36	$0.48	$0.48	$0.43	$0.10	N/A
Earnings per share
Basic	$1.58	$1.20	$1.70	$0.39	$1.42	N/A	N/A
Diluted	$1.45	$1.12	$1.57	$0.36	$1.35	N/A	N/A

Significant Statistical Data—Berkshire

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999
	(Percent)
Selected Operating Ratios and Other Data (3):
Performance Ratios:
Average yield on interest-earning assets	4.96%	5.49%	5.35%	6.49%	7.80%	8.04%	7.65%
Average rate paid on interest-bearing liabilities	1.92	2.17	2.10	2.85	4.25	4.64	4.15
Interest rate spread (4)	3.04	3.32	3.25	3.64	3.55	3.40	3.50
Net interest margin (5)	3.30	3.64	3.57	4.12	4.35	4.25	4.13
Interest-bearing assets to interest-bearing liabilities	116.07	118.25	118.01	120.33	123.04	122.53	117.75
Net interest income after provision for loan losses to non-interest expense	133.87	122.50	127.84	92.60	121.21	106.82	113.18

Non-interest expense as a percent of average assets (9)	2.26	2.63	2.53	3.54	2.80	3.44	3.09
Return on average assets (6)	0.87	0.79	0.80	0.20	0.86	0.49	0.69
Return on average equity (7)	8.83	7.11	7.28	1.54	5.74	3.72	6.51
Average equity to average assets	9.82	11.06	11.04	12.96	15.00	13.15	10.59
Dividend payout ratio (8)	22.78	30.00	28.24	123.08	30.28	N/A	N/A
Efficiency ratio (9)	62.45	66.56	66.00	70.06	58.97	76.86	71.27

Regulatory Capital Ratios:
Tier 1 capital to average assets	9.09	9.36	8.97	10.04	11.02	14.54	7.91
Total capital to risk-weighted assets	14.29	14.16	14.10	15.18	15.73	20.15	12.90

Asset Quality Ratios:
Nonperforming loans as a percent of total loans (10)	0.33	0.46	0.40	0.52	0.34	0.36	0.42
Nonperforming assets as a percent of total assets (11)	0.21	0.31	0.26	0.50	0.26	0.29	0.36
Allowance for loan losses as a percent of total loans	1.15	1.26	1.13	1.43	1.37	1.29	1.27
Allowance for loan losses as a percent of nonperforming loans	346.06	276.55	280.37	275.54	408.36	356.08	300.39
Net loans charged-off as a percent of average total loans	0.12	0.32	0.35	0.87	0.78	0.20	0.33

(1)	Includes mortgagors’ escrow accounts.
(2)	Discontinued operations relate to the Company’s previous 60.3% interest in Eastpoint Technologies, LLC (a provider of bank core systems software). The assets and operations of Eastpoint were acquired in 2001 and were sold in June, 2004. Results in 2004 include a $75,000 loss recorded on sale.
(3)	Regulatory Capital and Asset Quality Ratios are end of period ratios. Regulatory average assets are for last quarter. Performance Ratios are based on daily averages. Nine month ratios are annualized.
(4)	Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Net income divided by average total assets.
(7)	Net income divided by average total equity.
(8)	Dividends per share divided by basic earnings per share. Comparable figures for 2000 and 1999 are not available.
(9)	Operating expenses divided by net interest income plus non-interest income less gain on sale of securities plus loss on sale of sub-prime loans. For purposes of the 2002 computations, the severance payments of $6.9 million were deducted from operating expenses. Discontinued operations income and expenses are excluded.
(10)	Nonperforming loans consist of nonaccrual loans.
(11)	Nonperforming assets consist of nonaccrual loans and real estate owned.

Selected Consolidated Financial Data—Woronoco

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Selected Financial Data:
Total assets	$898,479	$797,107	$796,052	$705,636	$668,006	$642,460	$500,948
Loans, net	594,292	489,686	497,962	470,224	427,409	391,286	307,407
Loans held for sale	—	—	—	—	—	14,313	—
Investment securities
Available-for-sale	240,861	240,575	233,376	155,306	175,708	176,733	149,957
Trading securities	—	3,288	—	16,284	—	—	—
Federal Home Loan Bank stock	17,218	15,373	15,373	13,795	13,750	13,750	7,542
Deposits (1)	462,200	414,218	421,298	372,247	337,190	326,126	264,079
Federal Home Loan Bank Advances	341,812	291,769	280,598	253,000	248,849	241,000	152,147
Total stockholders’ equity	81,276	77,481	78,743	74,410	69,849	70,759	80,895
Nonperforming assets and troubled debt restructurings	459	341	417	1,106	556	332	1,058

Selected Operating Data:
Total interest and dividend income	$29,992	$29,559	$39,304	$41,650	$42,315	$40,406	$30,548
Total interest expense	14,433	14,538	19,245	20,760	23,320	23,809	14,625

Net interest income	15,559	15,021	20,059	20,890	18,995	16,597	15,923
Provision for loan losses	300	104	173	502	195	300	180

Net interest income after provision for loan losses	15,259	14,917	19,886	20,388	18,800	16,297	15,743
Non-interest income:
Service charges and fees	3,145	2,464	3,596	2,689	2,450	2,254	1,886
Insurance commissions	1,110	949	1,256	814	494	471	—
Gain (loss) on sales, dispositions and impairment of securities, net	—	580	580	(136)	393	1,377	1,737
Gain on sale of loans, net	215	939	1,200	1,198	785	—	—
Gain on sale of supermarket branches	—	183	183	815	—	—	—
Net gain (loss) on trading account activities	—	512	608	(2,086)	—	—	—
Penalty for prepayment of FHLB advances	—	(539)	(539)	—	—	—	—
Other	182	19	19	48	50	166	228

Total non-interest income	4,652	5,107	6,903	3,342	4,172	4,268	3,851
Total non-interest expense	14,018	13,386	17,947	17,057	16,260	14,375	17,367

Income before provision for income taxes and cumulative effect of change in accounting principle	5,893	6,638	8,842	6,673	6,712	6,190	2,227
Provision for income taxes	1,721	1,916	2,555	1,751	2,303	2,106	822

Income before cumulative effect of change in accounting principle	4,172	4,722	6,287	4,922	4,409	4,084	1,405
Cumulative effect of change in accounting for derivative instruments, net of tax benefit of $92	—	—	—	—	(161)	—	—

Net income	$4,172	$4,722	$6,287	$4,922	$4,248	$4,084	$1,405

Dividends per share	$0.5875	$0.4750	$0.6475	$0.4700	$0.3175	$0.2250	$0.0425
Earnings per share
Basic	$1.22	$1.43	$1.90	$1.48	$1.20	$0.91	NA
Diluted	$1.15	$1.34	$1.77	$1.38	$1.14	$0.90	NA

Significant Statistical Data—Woronoco

	At or For the Nine Months Ended September 30,			At or For the Years Ended December 31,
	2004	2003		2003		2002	2001	2000	1999
	(Percent)
Selected Operating Ratios and Other Data:
Performance Ratios:
Average yield on interest-earning assets	5.01%	5.71%	(2)	5.52%	(2)	6.32%	6.99%	7.39%	7.03%
Average rate paid on interest-bearing liabilities	2.65	3.04		2.96		3.46	4.26	4.87	3.87
Average interest rate spread	2.36	2.67	(2)	2.56	(2)	2.86	2.73	2.52	3.16
Net interest margin	2.60	2.88	(2)	2.83	(2)	3.17	3.14	3.04	3.66
Ratio of interest-earning assets to interest-bearing liabilities	109.82	109.91		109.97		109.78	110.48	111.94	115.09
Net interest income after provision for loan losses to non-interest expenses	108.85	111.44		110.80		119.53	115.62	113.37	90.65
Non-interest expenses as a percent of average assets	2.22	2.39		2.37		2.44	2.54	2.48	3.71
Return on average assets	0.66	0.87	(3)	0.85	(3)	0.70	0.66	0.70	0.30
Return on average equity	6.96	8.54	(3)	8.43	(3)	6.78	5.94	5.49	1.85
Ratio of average equity to average assets	9.51	10.17		10.07		10.37	11.17	12.83	16.22
Dividend payout ratio (4)	48.16	33.22		34.08		31.76	26.46	24.73	NA
Efficiency ratio (5)	70.10	71.77		71.43		72.42	73.95	73.76	96.29

Regulatory Capital Ratios:
Tier 1 capital to average assets	8.51	9.14		9.33		9.64	10.17	10.81	16.77
Total capital to risk-weighted assets	14.48	15.57		15.86		15.77	15.39	17.74	26.97

Asset Quality Ratios:
Nonperforming loans and troubled debt restructurings as a percent of total loans	0.08	0.07		0.08		0.23	0.13	0.07	0.06
Nonperforming assets and troubled debt restructurings as a percent of total assets	0.05	0.04		0.05		0.16	0.08	0.05	0.21
Allowance for loan losses as a percent of total loans	0.60	0.65		0.65		0.67	0.63	0.66	0.75
Allowance for loan losses as a percent of nonperforming loans and troubled debt restructurings	786.71%	944.87%		786.57%		285.35%	485.79%	992.34%	1,319.43%
Net loans charged-off (recovered) as a percent of average total loans	-0.01%	0.01%		0.01%		0.01%	0.02%	0.01%	0.01%

(1)	Includes mortgagors’ escrow accounts.
(2)	Excludes effect of negative adjustment to mortgage-backed securities interest income of $197,000.
(3)	Excludes effect of negative adjustment to mortgage-backed securities interest income of $197,000 and the related tax benefit of $57,000.
(4)	Dividends per share divided by basic earnings per share. Comparable figures for 1999 are not available.
(5)	The efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income. This ratio excludes gains (losses) on trading activities, investment securities, property, loans and other, net. For 2003, the affect of the negative adjustment to mortgage-backed securities interest income of $197,000 is also excluded. For 2002, the affect of the $644,000 pension termination gain is also excluded.

SELECTED CONSOLIDATED

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows information about our financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma financial information in this document. The table sets forth the information as if the merger had become effective on September 30, 2004, with respect to financial condition data, and on January 1, 2003, with respect to results of operations data. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. See “The Merger Agreement—Accounting Treatment” on page 63. The pro forma financial information includes adjustments to record the assets and liabilities of Woronoco at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. The estimated merger related costs will result from actions taken with respect to both Berkshire and Woronoco operations, facilities and associates. The charges will be recorded based on the nature and timing of these integration actions. No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of Berkshire and Woronoco or the costs of combining the companies and their operations. It is further assumed that Berkshire will pay a cash dividend after the completion of the merger at the annual rate of $0.48 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Berkshire will pay dividends following completion of the merger or that dividends will not be reduced in the future. See the Notes to the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 79 for a further discussion of the treatment of integration charges. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Berkshire and Woronoco incorporated by reference in this document and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page 75 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 79.

The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions, other than the deleveraging adjustments detailed on page 80, and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

(Amounts in thousands, except per share information and percentages)	Twelve Months Ended December 31, 2003	At and for Nine Months Ended September 30, 2004
Income statement:
Net interest income	$55,887	$44,414
Non-interest income	9,086	9,205
Gains on sales of securities	4,265	1,013
Total revenue	69,238	54,632
Provision for loan losses	1,633	1,440
Non-interest expense	47,551	36,716
Income from continuing operations before income taxes	20,054	16,476
Income tax expense	6,724	5,121
Income from continuing operations	13,330	11,355
Average common shares issued and outstanding	8,198	8,216
Average diluted common shares issued and outstanding	8,887	8,919

Performance ratios:
Return on average assets	n/m	0.73%
Return on average common stockholders’ equity	n/m	6.61
Total equity to total assets (period end)	n/m	12.04
Total average equity to total average assets	n/m	11.02
Dividend payout ratio	30.00%	27.07
Per common share data:
Earnings	$1.60	$1.33
Diluted earnings	1.48	1.22
Cash dividends paid	0.48	0.36
Book value	26.80	27.71
Balance sheet:
Total loans and leases, net	n/m	1,285,647
Total assets	n/m	1,983,130
Total deposits	n/m	1,282,331
Borrowings	n/m	451,201
Common stockholders’ equity	n/m	238,730
Total stockholders’ equity	n/m	238,730
Capital Ratio:
Leverage	n/m	8.55%

COMPARATIVE PER SHARE DATA

The following table shows historical and other information about net income per share, cash dividends per share and book value per share, and similar information giving effect to the merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the dates or at the beginning of the periods indicated. The pro forma information reflects the purchase method of accounting.

No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of Berkshire and Woronoco or the costs of combining the companies and their operations. It is further assumed that Berkshire will pay a cash dividend after the completion of the merger at the annual rate of $0.48 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Berkshire will pay dividends following completion of the merger or that dividends will not be reduced in the future.

The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

All shares in thousands.	Berkshire Historical	Woronoco Historical	Combined Pro Forma for Berkshire/ Woronoco	Pro Forma Woronoco Equivalent Shares (100% Stock Allocation) (1)
Book value per share at September 30, 2004	$21.87	$22.16	$27.71	$27.71
Book value per share at December 31, 2003	20.86	21.68	26.80	26.80
Cash dividends paid per common share for the nine months ended September 30, 2004	0.36	0.59	0.36	0.36
Cash dividends paid per common share for the year ended December 31, 2003	0.48	0.65	0.48	0.48
Basic earnings per share for the nine months ended September 30, 2004	1.58	1.22	1.33	1.33
Basic earnings per share for the year ended December 31, 2003	1.70	1.90	1.60	1.60
Diluted earnings per share for the nine months ended September 30, 2004	1.45	1.15	1.22	1.22
Diluted earnings per share for the year ended December 31, 2003	1.57	1.77	1.48	1.48

(1)	Calculated by multiplying the Combined Pro Forma Amounts for Berkshire/ Woronoco by a 1.0000 exchange ratio which represents the number of shares of Berkshire common stock a Woronoco stockholder would receive for each share of stock owned and a 100% stock allocation. This exchange ratio will not fluctuate as the value of Berkshire’s share price changes and is subject to the allocation and proration provisions contained in the merger agreement.

BERKSHIRE STOCKHOLDER MEETING

Time and Place of Special Meeting

We are first mailing this document to the holders of Berkshire’s common stock on or about March 11, 2005. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Berkshire board of directors for use at the special meeting of Berkshire stockholders to be held on April 12, 2005 at 11:00 a.m., local time, at the Crown Plaza Hotel, One West Street, Pittsfield, Massachussets, 01201.

Matters to be Considered at the Special Meeting

At the special meeting, the holders of Berkshire’s common stock will consider and vote on:

•	the proposal to approve and adopt the merger agreement;

•	the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement; and

•	any other business that may properly come before the special meeting.

Record Date

The Berkshire board of directors has fixed the close of business on March 4, 2005 as the record date for determining the Berkshire stockholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Berkshire’s common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on March 4, 2005, there were 5,835,515 shares of Berkshire’s common stock outstanding and entitled to vote at the special meeting.

Quorum and Voting

Each holder of Berkshire’s common stock on March 4, 2005 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. However, in accordance with Berkshire’s certificate of incorporation, holders of record who beneficially own, directly or indirectly, more than 10% of the outstanding Berkshire common stock will not be able to vote in excess of that 10%. The presence, in person or by proxy, of the holders of a majority of Berkshire’s common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum.

Stockholders of record may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form that is provided by your bank, broker or other nominee in connection with this joint proxy statement/prospectus. If you wish to change your voting instructions after you have returned your voting instruction to your broker or bank, you must follow the procedures established by your broker or bank. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to attend or vote at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

If a quorum is not obtained, or if fewer shares of Berkshire’s common stock are voted in favor of the proposal for approval and adoption of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement.

If your proxy card is properly executed and received by Berkshire in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. Executed proxies with no instructions indicated on the proxy card will be voted for approval and adoption of the merger agreement.

The Berkshire board of directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters in their discretion.

You are requested to complete, date and sign the accompanying proxy form and to return it promptly in the enclosed postage-paid envelope. To vote on the merger agreement, you need to complete the proxy card properly and return it in the enclosed envelope or attend the special meeting and vote in person. If you are a Berkshire stockholder, you will not need to return an election form, since only Woronoco shares are being exchanged for the merger consideration in the merger.

Required Vote; Revocability of Proxies

In order to approve and adopt the merger agreement, a majority of the shares of outstanding common stock of Berkshire must vote for approval and adoption of the merger agreement.

The proposal to approve and adopt the merger agreement is not an item on which brokerage firms may vote in their discretion on behalf of their clients if their clients have not furnished voting instructions. Because the proposal to approve and adopt the merger agreement is required to be approved by the holders of a majority of the outstanding shares of Berkshire common stock, these broker non-votes will have the same effect as a vote against the proposal to approve and adopt the merger agreement at the special meeting, although such non-votes will count for purposes of determining whether a quorum exists. For the same reason, the failure of a

Berkshire stockholder to vote by proxy or in person at the special meeting, as well as any abstentions, will have the effect of a vote against the merger agreement.

As of the record date, Berkshire’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of approximately 361,551 outstanding shares of Berkshire common stock (collectively representing approximately 6.2% of the voting power of the common stock), excluding stock options. It is currently expected that all directors and executive officers will vote in favor of approving the merger agreement. As of the close of business on the record date for the special meeting, Woronoco beneficially owned no shares of Berkshire common stock; none of Woronoco’s subsidiaries nor, to the knowledge of Woronoco, any of its directors or executive officers, beneficially owned any shares of Berkshire common stock.

If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

•	delivering to Gerald A. Denmark, Senior Vice President, General Counsel and Corporate Secretary, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, Massachusetts 01201, a written notice of revocation before the special meeting;

•	delivering to Berkshire a duly executed proxy bearing a later date before the special meeting; or

•	attending the special meeting and voting in person.

Simply attending the special meeting without voting will not automatically revoke your proxy.

Participants in Berkshire’s ESOP or 401(k) Plan

If you participate in the Berkshire Employee Stock Ownership Plan and Trust, which we refer to in this document as the “Berkshire ESOP,” or if you hold shares through Berkshire’s Employees’ Savings & Profit Sharing Plan, which we refer to in this document as the “Berkshire 401(k) Plan,” you will receive a vote authorization card for each plan that reflects all shares you may vote under the plans. Under the terms of the Berkshire ESOP, the Berkshire ESOP trustee votes all shares held by the Berkshire ESOP, but each Berkshire ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. Subject to the exercise of its fiduciary duties, the Berkshire ESOP trustee will vote all unallocated shares of common stock held by the Berkshire ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which the trustee received voting instructions. Under the terms of the Berkshire 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares credited to his or her Berkshire 401(k) Plan account. Subject to the exercise of its fiduciary duties, the trustee will vote all shares for which no directions are given or for which timely instructions were not received in the same proportion as shares for which the trustee received timely instructions. The deadline for returning your voting instructions to each plan’s trustee is April 8, 2005.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Berkshire may solicit proxies for the special meeting from stockholders personally or by telephone or telecopier without receiving additional compensation for these activities. The solicitation of proxies from Berkshire is made on behalf of the board of directors of Berkshire. Berkshire will pay all costs of the solicitation of stockholders, including mailing this joint proxy statement/prospectus to its stockholders, and Berkshire will bear the cost of printing this joint proxy statement/prospectus. Berkshire also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. Berkshire has retained MacKenzie Partners, Inc. to assist in soliciting proxies for the meeting and to send proxy materials to brokerage houses and other custodians, nominees and fiduciaries for transmittal to their principals, at a cost of $6,500 plus out-of-pocket expenses.

Recommendation of the Berkshire Board of Directors

The Berkshire board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Berkshire board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Berkshire and its stockholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement. See “The Merger—Berkshire’s Reasons for the Merger” beginning on page 27 for a more detailed discussion of the Berkshire board of directors’ recommendation.

Attending the Meeting

All Berkshire stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Berkshire special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

WORONOCO STOCKHOLDER MEETING

Time and Place of Special Meeting

We are first mailing this document to the holders of Woronoco’s common stock on or about March 11, 2005. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Woronoco board of directors for use at the special meeting of Woronoco stockholders to be held on April 12, 2005 at 10:00 a.m., local time, at the Springfield Marriott Hotel, the corner of Boland and Columbus Avenues, Springfield, Massachusetts, 01115.

Matters to be Considered at the Special Meeting

At the special meeting, the holders of Woronoco’s common stock will consider and vote on:

•	the proposal to approve and adopt the merger agreement;

•	the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement; and

•	any other business that may properly come before the special meeting.

Record Date

The Woronoco board of directors has fixed the close of business on March 6, 2005 as the record date for determining the Woronoco stockholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Woronoco’s common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on March 6, 2005, there were 3,890,407 shares of Woronoco’s common stock outstanding and entitled to vote at the special meeting.

Quorum and Voting

Each holder of Woronoco’s common stock on March 6, 2005 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. However, in accordance with Woronoco’s certificate of incorporation, holders of record who beneficially own, directly or indirectly, more than 10% of the outstanding Woronoco common stock will not be able to vote in excess of that 10%. The presence, in person or by proxy, of the holders of a majority of Woronoco’s common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum.

Stockholders of record may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form that is provided by your bank, broker or other nominee in connection with this joint proxy statement/prospectus. If you wish to change your voting instructions after you have returned your voting instruction to your broker or bank, you must follow the procedures established by your broker or bank. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to attend or vote at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

If a quorum is not obtained, or if fewer shares of Woronoco’s common stock are voted in favor of the proposal for approval and adoption of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement.

If your proxy card is properly executed and received by Woronoco in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. Executed proxies with no instructions indicated on the proxy card will be voted for approval and adoption of the merger agreement.

The Woronoco board of directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters in their discretion.

You are requested to complete, date and sign the accompanying proxy form and to return it promptly in the enclosed postage-paid envelope. The enclosed proxy card is different from the blue election form that you can use to elect to receive cash or stock in the merger. Do not return the election form with your proxy card. For information about the election form, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration” on page 50. To vote on the merger agreement, you need to complete the proxy card properly and return it in the enclosed envelope or attend the special meeting and vote in person.

You should not forward any stock certificates with your proxy card. If you complete an election form, you should forward your Woronoco stock certificates to Registrar and Transfer Company. If you do not complete an election form, Woronoco stock certificates should be delivered in accordance with instructions that will be sent to you by Berkshire’s exchange agent promptly after completion of the merger.

Required Vote; Revocability of Proxies

In order to approve and adopt the merger agreement, a majority of the shares of outstanding common stock of Woronoco must vote for approval and adoption of the merger agreement.

The proposal to approve and adopt the merger agreement is not an item on which brokerage firms may vote in their discretion on behalf of their clients if their clients have not furnished voting instructions. Because the proposal to approve and adopt the merger agreement is required to be approved by the holders of a majority of the outstanding shares of Woronoco common stock, these broker non-votes will have the same effect as a vote against the proposal to approve and adopt the merger agreement at the special meeting, although such non-votes will count for purposes of determining whether a quorum exists. For the same reason, the failure of a Woronoco stockholder to vote by proxy or in person at the special meeting, as well as any abstentions, will have the effect of a vote against the merger agreement.

As of the record date, Woronoco’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of approximately 588,508 outstanding shares of Woronoco common stock (collectively representing approximately 15.1% of the voting power of the common stock), excluding stock options. It is currently expected that all directors and executive officers will vote in favor of approving the merger agreement. As of the close of business on the record date for the special meeting, Berkshire beneficially owned no shares of Woronoco common stock; none of Berkshire’s subsidiaries nor, to the knowledge of Berkshire, any of its directors or executive officers, beneficially owned any shares of Woronoco common stock.

If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

•	delivering to Terry J. Bennett, Corporate Secretary, Woronoco Bancorp, Inc., 31 Court Street, Westfield, Massachusetts 01085, a written notice of revocation before the special meeting;

•	delivering to Woronoco a duly executed proxy bearing a later date before the special meeting; or

•	attending the special meeting and voting in person.

Simply attending the special meeting without voting will not automatically revoke your proxy.

Participants in Woronoco’s ESOP or 401(k) Plan

If you participate in the Woronoco Savings Bank Employee Stock Ownership Plan and Trust, which we refer to in this document as the “Woronoco ESOP,” or if you hold shares through Woronoco’s Savings Bank 401(k) Plan, which we refer to in this document as the “Woronoco 401(k) Plan,” you will receive a vote authorization card for each plan that reflects all shares you may vote under the plans. Under the terms of the Woronoco ESOP, the Woronoco ESOP trustee votes all shares held by the Woronoco ESOP, but each Woronoco ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. Subject to the exercise of its fiduciary duties, the Woronoco ESOP trustee will vote all unallocated shares of common stock held by the Woronoco ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which the trustee received voting instructions. Under the terms of the Woronoco 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares credited to his or her Woronoco 401(k) Plan account. Subject to the exercise of its fiduciary duties, the trustee will vote all shares for which no directions are given or for which timely instructions were not received in the same proportion as shares for which the trustee received timely instructions. The deadline for returning your voting instructions to each plan’s trustee is 12:00 p.m. Eastern Time, April 8, 2005.

Participants With Unvested Shares Under a Woronoco Stock Plan

If you have received shares of Woronoco common stock under either the Woronoco Bancorp, Inc. 1999 Stock-Based Incentive Plan or the Woronoco Bancorp, Inc. 2004 Equity Compensation Plan, you will receive a vote authorization card for all shares you may vote under the plans. Under the terms of each such plan, the trustee of the trust established under each plan votes all unvested shares held by the trustee, but each participant may direct the trustee how to vote his or her unvested shares. The trustee for each such plan will not vote any shares for which timely instruction were not received. The deadline for returning your voting instruction to each plan’s trustee is 12:00 p.m. Eastern Time, April 8, 2005.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Woronoco may solicit proxies for the special meeting from stockholders personally or by telephone or telecopier without receiving additional compensation for these activities. The solicitation of proxies from Woronoco is made on behalf of the board of directors of Woronoco. Woronoco will pay all costs of the solicitation of stockholders, including mailing this joint proxy statement/prospectus to its stockholders, except that Berkshire will bear the cost of printing this joint proxy statement/prospectus. Woronoco also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. Woronoco has retained Georgeson Shareholder Communications, Inc. to assist in soliciting proxies for the meeting and to send proxy materials to brokerage houses and other custodians, nominees and fiduciaries for transmittal to their principals, at a cost of $7,500 plus out-of-pocket expenses.

Recommendation of the Woronoco Board of Directors

The Woronoco board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Woronoco board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Woronoco’s stockholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement. See “The Merger—Woronoco’s Reasons for the Merger” beginning on page 29 for a more detailed discussion of the Woronoco board of directors’ recommendation.

Attending the Meeting

All Woronoco stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Woronoco special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

INFORMATION ABOUT THE COMPANIES

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

(413) 443-5601

Berkshire Hills Bancorp, Inc., a Delaware corporation, is the holding company for Berkshire Bank. Established in 1846, Berkshire Bank is one of Massachusetts’ oldest and largest independent banks and is the largest banking institution based in western Massachusetts. Berkshire Bank is headquartered in Pittsfield, Massachusetts, with 11 branch offices serving communities throughout Berkshire County, and a representative office and one branch in New York.

At September 30, 2004, Berkshire had total consolidated assets of approximately $1,310,509,000, total deposits of approximately $853,115,000, and stockholders’ equity of approximately $128,488,000, or 9.80% of total assets. For additional information about Berkshire that is incorporated by reference into this document, see “Incorporation of Documents by Reference.” Berkshire, as a savings and loan holding company, is regulated by the Office of Thrift Supervision. Berkshire Bank, as a Massachusetts-chartered savings bank, is subject to regulation by the Massachusetts Commissioner of Banks, as its primary regulator, and the Federal Deposit Insurance Corporation, as its deposit insurer.

Woronoco Bancorp, Inc.

31 Court Street

Westfield, Massachusetts 01085

(413) 568-9141

Woronoco Bancorp, Inc., a Delaware corporation, is the holding company for Woronoco Savings Bank. Established in 1871, and headquartered in Westfield, Massachusetts, Woronoco Savings Bank provides a wide variety of financial products and services through its ten branch offices located in Hampden and Hampshire Counties in western Massachusetts. Through its networking arrangement with Infinex Financial Group, the Woronoco Savings Bank offers access to a full range of investment products, including stocks, bonds, mutual funds and annuities. Woronoco Saving Bank’s subsidiary, the Woronoco Insurance Group, Inc., offers property and casualty insurance products and life insurance and group life, group health and accident insurance products for individuals and commercial clients.

At September 30, 2004, Woronoco had total consolidated assets of approximately $898,479,000, total deposits of approximately $462,200,000, and stockholders’ equity of approximately $81,276,000, or 9.05% of total assets. For additional information about Woronoco that is incorporated by reference into this document, see “Incorporation of Documents by Reference.” Woronoco, as a savings and loan holding company, is regulated by the Office of Thrift Supervision. Woronoco Savings Bank, as a Massachusetts-chartered savings bank, is subject to regulation by the Massachusetts Commissioner of Banks, as its primary regulator, and the Federal Deposit Insurance Corporation, as its deposit insurer.

THE MERGER

General

Berkshire and Woronoco have entered into an agreement and plan of merger. Under that agreement, Berkshire will acquire Woronoco through the merger of Woronoco with and into Berkshire.

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement, attached as Appendix A to this document. We encourage you to read and review the merger agreement, as well as the discussion in this document.

The next section of this document and “The Merger Agreement” on pages 49 through 70 have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

We are furnishing this document to Berkshire stockholders and Woronoco stockholders in connection with the solicitation of proxies by the boards of directors of Berkshire and Woronoco for use at their respective special meetings of stockholders and any adjournment or postponement of their respective special meetings.

Background of Merger

As part of Woronoco’s continuing efforts to improve its community banking franchise and enhance shareholder value, the Woronoco board of directors and its senior management regularly have reviewed Woronoco’s strategic alternatives and continually have assessed various opportunities, including continuing as an independent institution, growing internally and through branch acquisitions or acquiring and/or affiliating with other financial institutions. Consistent with these goals and in the ordinary course of business dealings, during the last year Cornelius D. Mahoney, Woronoco’s Chief Executive Officer, from time to time had informal conversations concerning potential strategic alternatives, including the possible merger of Woronoco with another financial institution. These conversations were always general in nature and did not result in more significant discussions.

In early April 2004, Mr. Mahoney met informally with Michael P. Daly, President and Chief Executive Officer of Berkshire Bank. At that meeting, Mr. Daly expressed an interest in the possibility of Woronoco and Berkshire partnering. Mr. Mahoney explained that while Woronoco was not currently for sale, he would consider the opportunity.

In June 2004, at a regularly scheduled Woronoco board of directors meeting, Mr. Mahoney reported that representatives of certain financial institutions had preliminarily contacted him expressing interest in exploring strategic opportunities with Woronoco. The Woronoco board of directors decided that it would be in the best interests of Woronoco and its stockholders to obtain further information with respect to such expressions of interest before determining Woronoco’s response to the inquiries. As such, the Woronoco board of directors authorized Mr. Mahoney to continue informal, confidential discussions with those financial institutions to obtain further information.

In July 2004, at a regularly scheduled Woronoco board of directors meeting, the Woronoco board of directors, in connection with continuing to evaluate strategic opportunities, authorized the retention of Sandler O’Neill & Partners, L.P. The board of directors also determined after consultation with Sandler O’Neill and legal counsel that it would be in the best interests of Woronoco and its stockholders to seek to determine whether there might be additional parties that could have a potential interest in a business combination with Woronoco.

During August 2004, Sandler O’Neill contacted various entities, including Berkshire, in order to determine whether those institutions were interested in potentially pursuing discussions concerning a possible strategic opportunity with Woronoco.

On September 13, 2004, the board of directors received a letter from Mr. Daly, in which Berkshire expressed an interest in pursuing the acquisition of Woronoco. In that correspondence, Mr. Daly outlined a proposal of the terms on which Berkshire would consider a potential acquisition of Woronoco.

On September 15, 2004, the board of directors held a special meeting at which time Woronoco’s counsel briefed the board on the current status of discussions and the actions that had taken place up to that time. Sandler O’Neill met with Woronoco’s board and made a presentation regarding its discussions with potentially interested companies. Sandler O’Neill also discussed the stock market in general, with a particular emphasis on the thrift market. Finally, Sandler O’Neill’s presentation also included discussion of comparable transactions and an overview of Berkshire and other financial institutions that Sandler O’Neill believed might have an interest in pursuing discussions regarding Woronoco, and Sandler O’Neill, with the authorization of the board, had discussions with certain of these other financial institutions.

On September 20, 2004, Woronoco entered into confidentiality agreements with Berkshire and other financial institutions that had orally indicated an interest in further discussions.

In October 2004, each of the financial institutions other than Berkshire informed Sandler O’Neill that it had decided not to pursue its interest in Woronoco at that time based on their respective determinations that they would not be competitive in terms of price.

On October 22, 2004, the Woronoco board of directors received a follow-up letter from Mr. Daly, which expressed Berkshire’s continued interest in pursuing the acquisition of Woronoco. In that correspondence, Mr. Daly outlined a proposal for the acquisition, including pricing, form of consideration (consisting of a combination of Berkshire stock and cash for each Woronoco common share), conditions, deal protection, corporate structure, consolidation plans, board and advisory board representation, treatment of management, employees and benefit plans. Mr. Daly’s proposal also indicated that it was conditioned on a reduction of the projected costs associated with existing Woronoco compensation arrangements that would be triggered by a merger.

On October 26, 2004, at a board of directors meeting, the Woronoco board of directors authorized Sandler O’Neill to pursue a possible transaction with Berkshire.

On November 17, 2004, the board of directors held a special meeting at which time Woronoco’s Executive Committee authorized Mr. Mahoney to permit due diligence with Berkshire to proceed and authorized senior management to begin due diligence on Woronoco’s behalf. The board also directed counsel to begin negotiations with Berkshire with the intent of reaching a definitive agreement.

Thereafter, Woronoco and Berkshire conducted due diligence and pursued negotiations regarding the possible combination, including exchanging drafts of a definitive merger agreement. The parties also conducted negotiations with management of Woronoco to reduce the compensation cost associated with the possible combination. Woronoco also indicated its desire that the merger have a feature allowing Woronoco stockholders to elect to receive cash or Berkshire stock, subject to proration, and Berkshire agreed to allocate the proposed stock and cash consideration in this manner. During this period, Sandler O’Neill again approached one of the parties that had earlier withdrawn from the process to determine if it might be interested in resuming discussions. That party did not provide a written indication of interest and informed Sandler O’Neill that it was not then interested in resuming discussions.

On December 10, 2004, Woronoco completed its due diligence review of Berkshire. Woronoco’s due diligence investigation consisted of, among other things, a review of the following: (1) publicly available filings made by Berkshire; (2) press releases, corporate governance documents and other corporate information available on Berkshire’s web site; and (3) other documents provided by Berkshire in response to a document request by Sandler O’Neill. During this period Berkshire also conducted its due diligence review of Woronoco.

On December 15, 2004, the board of directors of Woronoco met to discuss the definitive merger agreement that had been negotiated by representatives of the parties. Representatives of Woronoco’s counsel reviewed in detail the terms of the definitive merger agreement and other related documents. They also described the legal duties of the board applicable to its consideration of the proposed merger and summarized the terms of the proposed merger agreement and related matters, and reviewed for the board draft resolutions applicable to the merger. At this meeting, Sandler O’Neill presented its oral opinion as to the fairness of the merger consideration from a financial point of view to Woronoco’s stockholders. See “Opinion of Woronoco’s Financial Advisor.” After careful discussion, the Woronoco board of directors unanimously approved the merger agreement, determined that the merger consideration was fair to Woronoco and the Woronoco stockholders and recommended that Woronoco stockholders vote their shares in favor of approving and adopting the merger agreement.

On December 16, 2004, the board of directors of Berkshire met to, among other things, discuss the proposed merger, including the draft of the definitive merger agreement that had been negotiated by representatives of the parties. Senior management reviewed for the board the background of discussions with representatives of Woronoco and the current status of negotiations regarding a definitive merger agreement and compensation arrangements for Woronoco management. Senior management of Berkshire also reviewed the due diligence process conducted and summarized the results of the diligence investigation. Representatives of Northeast Capital, Berkshire’s financial advisor for the transaction, then gave the board a detailed presentation including the financial terms of the proposed transaction, financial and market information regarding Woronoco and Berkshire and financial analyses including comparisons to peer companies, analyses of comparable merger and acquisition transactions and pro forma and discounted cash flow analyses. Following the presentation and discussion and questions from members of the Berkshire board of directors, representatives of Northeast Capital rendered its opinion to the board that the consideration in the merger was fair, from a financial point of view, to Berkshire and its stockholders. Representatives of Berkshire’s counsel, Wachtell, Lipton, Rosen & Katz, then described the legal duties of the board applicable to its consideration of the proposed merger and summarized the terms of the proposed merger agreement and related matters, and reviewed for the board draft resolutions applicable to the merger. Mr. Daly described the proposed communication and roll-out plan for the merger. Following further questions, answers and discussion, the board unanimously adopted the resolutions adopting the merger agreement and approving and authorizing related matters.

Woronoco and Berkshire executed the merger agreement on December 16, 2004 and thereafter issued a joint press release publicly announcing the transaction.

Berkshire’s Reasons for the Merger

The Berkshire board has unanimously approved the merger agreement and unanimously recommends that Berkshire stockholders vote for the approval and adoption of the merger agreement.

The Berkshire board has determined that the merger is fair to, and in the best interests of, Berkshire and its stockholders. In approving the merger agreement, the Berkshire board consulted with its financial advisor with respect to the financial aspects and fairness of the transaction from a financial point of view, with its legal counsel as to its legal duties and the terms of the merger agreement, and with management. In arriving at its determination, the Berkshire board also considered a number of factors, including the following:

•	its understanding of Berkshire’s business, operations, financial condition, earnings and prospects and of Woronoco’s business, operations, financial condition, earnings and prospects;

•	its understanding of the current and prospective environment in which Berkshire and Woronoco operate, including national and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on Berkshire in light of, and in absence of, the proposed transaction;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Berkshire and Woronoco;

•	the reports of Berkshire management and the financial presentation by Northeast Capital to Berkshire’s board of directors concerning, among other things, the operations, financial condition and prospects of Woronoco and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and regulatory capital ratios;

•	the historical and current market prices of Berkshire common stock and Woronoco common stock, as well as the financial analyses prepared by Northeast Capital;

•	the opinion delivered to the Berkshire board of directors by Northeast Capital to the effect that, as of the date of the opinion and based upon and subject to the considerations described in its opinion and other matters as Northeast Capital considered relevant, the merger consideration to be paid to the stockholders in the merger was fair, from a financial point of view, to Berkshire and its stockholders;

•	the review by the Berkshire board of directors with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger, the consideration to be paid to Woronoco stockholders and the expectation of Berkshire’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to Berkshire and Woronoco stockholders for U.S. federal income tax purposes;

•	the proposed board arrangements, which would position the combined company with strong leadership and experienced operating management;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	that the combined company will have an attractive commercial and community banking franchise;

•	that Woronoco brings a strong business and wealth management demographic to complement Berkshire’s franchise;

•	Berkshire’s belief that the combination of Berkshire and Woronoco will help create a powerful regional financial services provider;

•	the potential for management synergies;

•	excluding estimated one-time merger-related costs of approximately $25.1 million, exclusive of balance sheet restructuring charges, but including the impact of the planned balance sheet restructuring and cost savings, which are currently estimated to total approximately 30% of Woronoco’s current non-interest expense levels, the acquisition is estimated to be nominally accretive to Berkshire’s estimated 2005 earnings per share net of securities gains; and

•	for 2006, the first full year of combined operations, Berkshire expects the transaction to be 6% accretive to its earnings per share net of securities gains.

The Berkshire board also considered potential risks associated with the acquisition in connection with its deliberations of the proposed transaction, including the challenges of integrating Woronoco’s businesses, operations and workforce with those of Berkshire, the potential for the merger integration process to temporarily divert management and employee attention from other aspects of Berkshire’s business, and the need to obtain Berkshire and Woronoco stockholder and regulatory approvals in order to complete the transaction. The foregoing discussion of the factors considered by the Berkshire board is not intended to be exhaustive, but, rather, includes all principal factors considered by the Berkshire board. In reaching its decision to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, the

Berkshire board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Berkshire board considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

For the reasons set forth above, the Berkshire board of directors has unanimously approved the merger agreement as advisable and in the best interests of Berkshire and its stockholders and unanimously recommends that the Berkshire stockholders vote for approval and adoption of the merger agreement.

Woronoco’s Reasons for the Merger

The Woronoco board has unanimously approved the merger agreement and unanimously recommends that Woronoco stockholders vote for the approval and adoption of the merger agreement.

The Woronoco board has determined that the merger is fair to, and in the best interests of, Woronoco’s stockholders. In approving the merger agreement, the Woronoco board consulted with its financial advisor with respect to the financial aspects and fairness of the transaction from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Woronoco board also considered a number of factors, including the following:

In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Woronoco board of directors consulted with senior management, Sandler O’Neill and legal counsel, and considered a number of factors, including but not limited to the following:

•	a review of the historical financial performance of Woronoco and Berkshire;

•	the current and prospective environment in which Woronoco operates;

•	the compatibility of the cultures of Woronoco and Berkshire;

•	the projected strength of the combined entity;

•	the merger consideration offered and the belief of the Woronoco board of directors that the merger consideration is fair and that the mixture of stock and cash is favorable and will result in long-term value for Woronoco’s stockholders;

•	the option of Woronoco’s stockholders to elect to receive shares of Berkshire common stock or cash (subject to the requirement that 25% of the outstanding common stock of the Woronoco be exchanged for cash and 75% be exchanged for shares of Berkshire common stock);

•	the expectation that the transaction would be tax-free to Woronoco’s stockholders to the extent that they receive Berkshire common stock in exchange for shares of Woronoco common stock;

•	the ability of Berkshire to pay the merger consideration;

•	the business and prospects of Berkshire;

•	the geographic fit of branch networks of Woronoco and Berkshire;

•	the anticipated effect of the merger on Woronoco’s depositors, customers and the communities served by Woronoco;

•	the significant number of Woronoco employees that would be retained after the merger, combined with opportunities for career advancement in a larger organization;

•	the effect on Woronoco’s customers;

•	advice from Woronoco’s financial advisors that the per share merger consideration is fair to Woronoco’s stockholders from a financial point of view;

•	the terms of the merger agreement, including but not limited to the representations and warranties of the parties, the covenants, the merger consideration, the benefits to Woronoco’s employees, the employee and executive termination benefits, and the terms of the “no-shop” and other deal protection provisions;

•	the limited closing conditions contained in the merger agreement and the likelihood of obtaining regulatory and other approvals; and

•	a review of the prospects of Woronoco remaining independent.

The discussion and factors considered by the Woronoco board is not intended to be exhaustive, but includes all material factors considered. In approving and recommending the merger, the Woronoco board did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Opinion of Berkshire’s Financial Advisor

By letter dated September 13, 2004, Berkshire retained Northeast Capital & Advisory, Inc. to act as its financial advisor in connection with a possible business combination with Woronoco. Northeast Capital is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Northeast Capital is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Northeast Capital acted as financial advisor to Berkshire in connection with its strategic plan and the proposed merger, participating in certain aspects of the negotiations leading up to the merger agreement.

On December 16, 2004, at a meeting of the Berkshire board of directors held to consider and approve the proposed merger, Northeast Capital delivered to the board of directors its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration as provided and described in the merger agreement was fair to Berkshire and its stockholders from a financial point of view. Northeast Capital has confirmed its December 16 opinion by delivering to the board a written opinion dated March 9, 2005. In rendering its updated opinion, Northeast Capital confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion.

The full text of Northeast Capital’s updated opinion is attached as Appendix B to this joint proxy statement/prospectus. The opinion outlines the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Northeast Capital in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Berkshire stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Northeast Capital’s opinion speaks only as of the date of the opinion. The opinion was directed to the Berkshire board and is directed only to the fairness of the merger consideration to Berkshire and its stockholders from a financial point of view. It does not address the underlying business decision of Berkshire to engage in the merger or any other aspect of the merger and is not a recommendation to any Berkshire stockholder as to how that stockholder should vote at the special meeting with respect to the merger or any other matter.

In arriving at its December 16, 2004 opinion, Northeast Capital reviewed and considered, among other things:

•	the merger agreement and certain of the exhibits and schedules thereto;

•	the annual reports to stockholders and annual reports on Form 10-K for the three years ended December 31, 2003 of Berkshire and Woronoco;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Berkshire and Woronoco, and certain other communications from Berkshire and Woronoco to their respective stockholders;

•	internal financial projections for Berkshire and Woronoco for the two years ending December 31, 2004 and 2005 prepared by and reviewed with each’s respective management;

•	certain operating and financial information provided to Northeast Capital by Berkshire and Woronoco relating to their businesses and prospects;

•	earnings per share estimates for Berkshire and Woronoco for the three years ending December 31, 2004, 2005 and 2006 published by the Institutional Brokers Estimate System, or I/B/E/S, and the views of senior management of Berkshire and Woronoco, based on limited discussions with members of each’s senior management regarding each’s respective business, financial condition, results of operations and future prospects;

•	the pro forma financial impact of the merger on Berkshire, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings reviewed with Berkshire senior management;

•	the publicly reported historical price and trading activity for Berkshire and Woronoco’s common stock, including a comparison of certain financial and stock market information for Berkshire and Woronoco with similar publicly available information for certain other companies, the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

•	the current market environment, generally, and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations, and financial, economic, and market criteria as Northeast Capital considered relevant.

In performing its reviews and analyses and in rendering its opinion, Northeast Capital relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed the accuracy and completeness of this information for purposes of rendering its opinion. Northeast Capital has relied upon the managements of Berkshire and Woronoco as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to Northeast Capital. Northeast Capital was not asked to and did not independently verify the accuracy or completeness of any such information, and it did not assume any responsibility for the accuracy and completeness of any such information. In rendering its opinion, Northeast Capital did not make an independent evaluation or appraisal of the assets, the collateral securing the assets or the liabilities, contingent or otherwise or obtain any evaluations or appraisals of the property of Berkshire or Woronoco or any of their respective subsidiaries. Northeast Capital is not an expert in the evaluation of allowances for loan losses, and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Berkshire or Woronoco, nor did it review any of the individual credit files relating to Berkshire or Woronoco in connection with its engagement. With Berkshire’s consent, Northeast Capital assumed that the respective allowances for loan losses for both Berkshire and Woronoco were adequate to cover their losses and will be adequate, on a pro forma basis, for the combined entity. Northeast Capital also relied, without independent verification, upon the financial forecasts, estimates, pro forma effects, deal costs and potential cost savings made by Berkshire (including timing, amount and achievability thereof) which are anticipated to result from the merger. Northeast Capital assumed that Woronoco and Berkshire would remain in all material respects as going concerns, that the representations and warranties contained in the merger agreement were true and correct, except as would not have a material adverse effect on the party making the representations and warranties, that each party would perform all covenants required to be performed, that no material conditions in the merger agreement would be waived, that the merger would not be taxable for federal income tax purposes at the corporate level and that there has been no material change in Berkshire’s or Woronoco’s assets, financial condition, operations or prospects since the date of the most recent financial statements made available to Northeast Capital.

In conducting its analysis and arriving at its opinion, Northeast Capital considered those financial and other factors as it deemed appropriate in the circumstances. Northeast Capital also took into account its assessment of general economic, market and financial conditions, its experience in other transactions, and its knowledge of the banking industry in general. In rendering its opinion, it assumed that in the course of obtaining the necessary approvals or other consents for the merger, no conditions or restrictions, including any divestiture requirements, would be imposed that would have a material adverse effect on the contemplated benefits of the merger to Berkshire. Northeast Capital’s opinion is based upon information, conditions and projections as they existed and could be evaluated on the date of the opinion.

In connection with rendering its December 16, 2004 opinion to the Berkshire board of directors, Northeast Capital performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Northeast Capital in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to Berkshire, Woronoco or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

Northeast Capital believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular or summary format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Northeast Capital’s analyses and opinion. None of the analyses performed by Northeast Capital was assigned greater significance or reliance by Northeast Capital than any other. Northeast Capital arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. Northeast Capital did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

The consensus estimates of the future performance of Berkshire and Woronoco derived from public sources in or underlying Northeast Capital’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Northeast Capital considered industry performance, general business and economic conditions and other matters, many which are beyond the control of Berkshire and Woronoco. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies actually may be sold.

In its capacity as Berkshire’s financial advisor, Northeast Capital participated in certain of the negotiations with respect to pricing and other terms and conditions of the merger. However, the decision to enter into the merger agreement was solely that of the Berkshire board of directors. Northeast Capital’s opinion and financial analyses were only one of many factors considered by the Berkshire board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Berkshire board of directors or management with respect to the merger or the merger consideration.

The following is a brief summary of the material financial analyses performed by Northeast Capital and reviewed with the Berkshire board of directors in connection with its opinion relating to the proposed merger.

Summary of Merger Consideration

Northeast Capital reviewed the financial terms of the proposed transaction. Based upon the closing price of Berkshire’s common stock on December 15, 2004 of $37.01, and assuming that 75% of Woronoco’s shares are converted into Berkshire common stock at an exchange ratio of 1.0 and the remaining 25% are converted into $36.00 per share in cash in the merger, Northeast Capital calculated an implied transaction value of $36.76 per share and an implied aggregate transaction value of approximately $144.8 million. The implied aggregate transaction value was based upon 3.66 million shares of Woronoco common stock outstanding as of September 30, 2004, plus the value of outstanding options to purchase 503,991 shares of Woronoco common stock calculated using the implied transaction value per share less a weighted average exercise price of $16.27 per share.

Transaction Ratios

Based upon financial information for Woronoco for the twelve months ended September 30, 2004, Northeast Capital calculated the following ratios:

Price per share/ Last 12 months’ earnings per share	23.1	x
Price per share/ Tangible book value per share	174.8%
Price per share/ Stated book value per share	165.8%
Tangible book premium/ Core deposits	19.0%

For purposes of these analyses, earnings per share were based on fully diluted earnings per share. Northeast Capital noted that the pro rata per share merger consideration represented a 1.6% discount under Woronoco’s closing price on December 15, 2004.

Stock Trading History

Northeast Capital reviewed the history of the reported trading prices and volume of Berkshire and Woronoco common stock for the two-year period ended December 15, 2004 and compared the relationship between the movements in the prices of Berkshire and Woronoco common stock to movements in the prices of the Nasdaq Bank Index, the Standard & Poor’s 500 Index and the SNL New England thrift index.

During the one year period ended December 15, 2004, the common stock of each of Berkshire has underperformed each of the selected indices, while the common stock of Woronoco has outperformed the Nasdaq Bank Index and the Standard & Poor’s 500 Index, and underperformed the SNL New England Thrift Index.

	Index Value December 15, 2003	Index Value December 15, 2004
Berkshire	100.00	103.93
Woronoco	100.00	119.63
Nasdaq Bank Index	100.00	113.77
Standard & Poor’s 500 Index	100.00	112.89
SNL New England Thrift Index	100.00	128.05

Contribution Analysis

Northeast Capital analyzed the relative contributions to, among other things, pro forma loans, assets, deposits, total equity, tangible equity, trailing twelve months’ earnings, and trailing twelve months’ earnings adjusted for estimated cost savings to be made by Berkshire and Woronoco to the combined entity on a pro forma basis, before considering any purchase accounting or restructuring adjustments. In determining Berkshire and Woronoco’s respective contribution to trailing twelve months’ earnings adjusted for estimated cost savings, Northeast Capital allocated the full phase-in of pre tax estimated cost savings of the merger to Woronoco and then reviewed adjusted net income before taxes for the twelve months ending September 30, 2004. The results of this analysis are set forth in the table below.

	At September 30, 2004
	Berkshire	Woronoco	Pro Forma	Berkshire %	Woronoco %
Loans (Net)	$808,984	$594,292	$1,403,276	57.6	42.4
Assets	1,310,509	898,479	2,208,988	59.3	40.7
Deposits	853,115	462,200	1,315,315	64.9	35.1
Equity	128,488	81,276	209,764	61.3	38.7
Tangible Equity	122,725	78,057	200,782	61.1	38.9
Last Twelve Months’ earnings before taxes adjusted for estimated cost savings - continuing operations	16,668	13,664	30,332	55.0	45.0
Last Twelve Months’ earnings before taxes - continuing operations	16,668	8,097	24,765	67.3	32.7
Ownership Shares (Not including options) (at December 15, 2004))	5,873,563	2,743,002	8,616,565	68.2	31.8

Berkshire Comparable Company Analysis

Northeast Capital reviewed and compared selected financial information for Berkshire with corresponding financial information of a peer group of ten selected publicly traded banks and thrifts in Upstate New York and New England with total assets of $1 billion to $3 billion, with at least 20%, but no more than 80%, of loan balances classified as one to four family residential. These selected companies included the following banks and thrifts:

Arrow Financial Corporation

Bancorp Rhode Island, Inc.

Boston Private Financial Holdings, Inc.

Camden National Corporation

Century Bancorp, Inc.

Financial Institutions, Inc.

Independent Bank Corp.

Merchants Bancshares, Inc.

Tompkins Trustco, Inc.

Washington Trust Bancorp, Inc.

Northeast Capital selected these companies because they were publicly traded companies that, for purposes of its analysis, Northeast Capital considered reasonably similar to Berkshire in that these companies are of similar size to Berkshire, are located in the Upstate New York or New England market and have a similar business focus.

Northeast Capital compared the financial data for Berkshire for the twelve month period ended September 30, 2004 to that of the peer group for the twelve month period ended September 30, 2004. The following table compares selected statistics of Berkshire with the median ratios for the ten selected banks and thrifts comprising the peer group. Certain statistics were obtained from Uniform Bank Performance Reports published by the Federal Financial Institutions Examination Council. Certain statistics were adjusted by Northeast Capital for analytical purposes.

	Berkshire	Peer Median
Balance Sheet
Total Assets (000’s)	$1,310,509	$1,789,506
Tangible Equity/Tangible Assets	9.41%	6.57%
Total Equity/Total Deposits	15.06	10.44
Loan and Deposit Composition
Total Loans/Total Assets	61.73	59.96
1-4 Family Loans/Total Loans	34.01	41.63
5+ Family Loans/Total Loans	1.92	3.67
Construction Loans/Total Loans	4.34	3.49
Other Real Estate Loans/Total Loans	25.01	30.00
Real Estate Loans/Total Loans	65.28	78.78
Consumer Loans/Total Loans	15.04	2.31
Commercial Loans/Total Loans	19.67	12.27
Transaction Accounts/Total Deposits	8.84	13.20
MMDA and Savings/Total Deposits	53.10	58.72
Time Deposits <100,000/Total Deposits	20.73	18.05
Time Deposits >100,000/Total Deposits	17.33	8.31
Asset Quality
Reserves/Non-performing Assets + Assets > 90 Days Past Due	341.03	268.00
Reserves/Average Assets	0.74	0.92
Non-performing Assets + Assets > 90 Days Past Due/Total Assets	0.21	0.24

	Berkshire		Peer Median
Performance
Return on Average Assets	0.74		1.13
Return on Average Equity	7.53		13.85
Net Interest Margin	3.33		3.84
Non-Interest Income/Average Assets	0.56		0.93
Non-Interest Expense/Average Assets	2.57		2.85
Efficiency Ratio	67.33		61.38
Market Multiples
Stock Price December 15, 2004	$37.01
Price/Last Twelve Months’ Earnings	19.38	X	18.45	X
Price/Tangible Book Value	177.17%		274.92%
Market Capitalization/Deposits	25.44		22.88
Dividend Yield	1.30		2.12

Northeast Capital noted that the performance of Berkshire as measured by return on average assets was below that of the peer group median due in part to its lower net interest margin and lower level of non-interest income to average assets. Northeast Capital noted that the performance of Berkshire as measured by return on average equity was below that of the peer group median due in part to its lower return on average assets and in part by its higher tangible equity to tangible assets ratio. Berkshire’s efficiency ratio was higher than that of the peer group median.

Additionally, Northeast Capital noted that Berkshire has a level of non-performing assets as a percentage of total assets that is comparable to the peer group median. Berkshire maintains a lower level of loan loss reserves as a percentage of average assets at 0.74% compared to the peer group median of 0.92%. Berkshire’s loan loss reserves as a percent of non-performing assets is above the median of the peer group.

Lastly, Northeast Capital noted that Berkshire was trading at a higher multiple to latest twelve-month earnings and at a lower percentage of tangible book value, than its peer median. Berkshire’s dividend yield at 1.30% was below that of the peer group median of 2.12%.

Woronoco Comparable Company Analysis:

Northeast Capital reviewed and compared selected financial information for Woronoco with corresponding financial information of a peer group of thirteen selected publicly traded banks and thrifts in New England with total assets of $300 million to $1 billion, with at least 25% of loan balances classified as one to four family residential. These selected companies included the following banks and thrifts:

Bar Harbor Bankshares

Central Bancorp, Inc.

First National Lincoln Corporation

Hingham Institution for Savings

LSB Corporation

MASSBANK Corp.

New Hampshire Thrift Bancshares, Inc.

NewMil Bancorp, Inc.

Patriot National Bancorp, Inc.

Salisbury Bancorp, Inc.

Union Bankshares, Inc.

Wainwright Bank & Trust Company

Westbank Corporation

Northeast Capital selected these companies because they were publicly traded companies that, for purposes of its analysis, Northeast Capital considered reasonably similar to Woronoco in that these companies are of similar size to Woronoco, are located in the New England market and have a similar business focus.

Northeast Capital compared the financial data for Woronoco for the twelve month period ended September 30, 2004 to that of the peer group for the twelve month period ended September 30, 2004. The following table compares selected statistics of Woronoco with the median ratios for the thirteen selected banks and thrifts comprising the peer group:

	Woronoco		Peer Median
Balance Sheet
Total Assets (000’s)	$898,479		$596,058
Tangible Equity/Tangible Assets	8.72%		7.86%
Total Equity/Total Deposits	17.67		12.84
Loan and Deposit Composition
Total Loans/Total Assets	66.14		68.20
1-4 Family Loans/Total Loans	76.44		52.20
5+ Family Loans/Total Loans	6.33		1.52
Construction Loans/Total Loans	1.73		5.48
Other Real Estate Loans/Total Loans	11.21		22.92
Real Estate Loans/Total Loans	95.71		82.12
Consumer Loans/Total Loans	1.50		1.22
Commercial Loans/Total Loans	2.79		5.83
Transaction Accounts/Total Deposits	22.01		18.36
MMDA and Savings/Total Deposits	34.46		44.01
Time Deposits <100,000/Total Deposits	22.07		25.10
Time Deposits >100,000/Total Deposits	21.46		10.27
Asset Quality
Reserves/Non-performing Assets + Assets > 90 Days Past Due	786.71		343.79
Reserves/Average Assets	0.44		0.74
Non-performing Assets + Assets > 90 Days Past Due/Total Assets	0.05		0.15
Performance
Return on Average Assets	0.69		0.91
Return on Average Equity	7.23		10.66
Net Interest Margin	2.67		3.49
Non-Interest Income/Average Assets	0.78		0.64
Non-Interest Expense/Average Assets	2.24		2.62
Efficiency Ratio	67.29		64.07
Market Multiples
Stock Price December 15, 2004	$37.35
Price/Last Twelve Months’ Earnings	23.49	X	18.39	X
Price/Tangible Book Value	175.52%		203.25%
Market Capitalization/Deposits	31.09		21.01
Dividend Yield	2.17		2.59

Northeast Capital noted that the performance of Woronoco as measured by return on average assets was below that of the peer group median due in part to its lower net interest margin. Compared to the peer group median, Woronoco has a higher level of non-interest income as a percentage of average assets and a lower level of non-interest expense as a percentage of average assets. Northeast Capital noted that the performance of Woronoco as measured by return on average equity was below that of the peer group median due in part to its lower return on average assets and in part by its higher tangible equity to tangible assets ratio. Woronoco’s efficiency ratio was higher than that of the peer group median.

Additionally, Northeast Capital noted that Woronoco has a level of non-performing assets as a percentage of total assets that is significantly below the peer group median. Woronoco maintains a lower level of loan loss reserves as a percentage of average assets at 0.44% compared to the peer group median of 0.74%. Woronoco’s loan loss reserves as a percent of non-performing assets is above the median of the peer group.

Lastly, Northeast Capital noted that Woronoco was trading at a higher multiple to latest twelve-month earnings and at a lower percentage of tangible book value, than its peer median. Woronoco’s dividend yield at 2.17% was below that of the peer group median of 2.59%.

Analysis of Other Selected Merger Transactions

Northeast Capital reviewed 14 transactions announced since January 1, 2003 involving acquisitions of New England based banks or thrifts with total assets of between $200 million and $3 billion (“New England Banks & Thrifts”), for which pricing data pertaining to the transactions was publicly available.

Northeast Capital also reviewed 12 transactions announced since January 1, 2003 involving only acquisitions of New England based thrifts (“New England Thrifts”), for which pricing data pertaining to the transactions was publicly available.

Northeast Capital also reviewed 27 transactions announced since January 1, 2003 involving acquisitions of thrifts throughout the U.S. with total assets of between $400 million and $2 billion (“National Thrifts $0.4-2.0 billion”), for which pricing data pertaining to the transactions was publicly available.

Northeast Capital also reviewed 26 transactions announced since January 1, 2004 involving acquisitions of thrifts throughout the U.S. with total assets of between $200 million and $3 billion, (“National Thrifts $0.2-3.0 billion”) for which pricing data pertaining to the transactions was publicly available.

Northeast Capital selected these four different sets of mergers because they were business combinations that, for purposes of the analysis, Northeast Capital considered reasonably comparable and similar in structure to the merger. The selected mergers may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated.

The results of these comparisons, along with the implied multiples for the Berkshire/Woronoco transaction, which are based on the closing stock price of Berkshire common stock as of December 15, 2004 of $37.01 and the Merger Consideration, are illustrated in the chart below:

	New England Banks & Thrifts	New England Thrifts	National Thrifts $0.4-2.0 billion	National Thrifts $0.2-3.0 billion	Implied Multiples for Woronoco
Median Target Assets ($000)	701,265	1,209,933	882,962	466,017	898,479
Median Price/Tangible Book Value (%)	269.7	260.5	209.5	194.8	174.8
Median Price/LTM Earnings (X)	22.4	24.7	21.3	23.6	23.1
Median Franchise Premium/Core Deposits (%)	18.9	17.7	17.7	17.8	19.0

Discounted Cash Flow Analysis

Berkshire:

As of December 16, 2004, Northeast Capital calculated the estimated present value of the estimated future stream of after tax dividend flows of Berkshire, using a discount rate of 12.36%. Northeast Capital applied an exit price-to-earnings multiple (terminal value multiple) for Berkshire of 15.72x 2009 estimated earnings to a growth rate of 7.7% for the calendar years 2007-2008 and 6.0% for the calendar year 2009. This analysis resulted in an estimated present value of the implied Berkshire common stock per share value of approximately $32.94. In its calculation of the estimated present value of the implied per share value of Berkshire common stock, Northeast Capital assumed that Berkshire would have cash net income of $11.8 million in 2004, $13.2 million in 2005, and $14.4 million in 2006. Northeast Capital also assumed that Berkshire would have a target tangible common equity to tangible asset value of 8.0% and compound annual loan and deposit growth rates of 10.0% between 2005 and 2009.

Woronoco:

As of December 16, 2004, Northeast Capital calculated the estimated present value of the estimated future stream of after-tax dividend flows of Woronoco on a stand-alone basis, using a discount rate of 12.31%. Northeast Capital applied an exit price-to-earnings multiple (terminal value multiple) for Woronoco of 15.86x 2009 estimated earnings to a growth rate of 12.7% for the calendar years 2007-2008 and 6.0% for the calendar year 2009. This analysis resulted in an estimated present value of the implied Woronoco common stock per share value of approximately $26.30. In its calculation of the estimated present value of the implied per share value of Woronoco common stock, Northeast Capital assumed that Woronoco would have cash net income of $5.6 million in 2004, $5.5 million in 2005 and $6.3 million in 2006. Northeast Capital also assumed that Woronoco would have a target tangible common equity to tangible asset value of 8.0% and compound annual loan and deposit growth rates of 6.0% between 2005 and 2009.

Using the analysis above, stand-alone present value of the implied Woronoco common stock per share value of approximately $26.30 increases to approximately $37.15 when the net present value of the forecasted cost savings, net of transaction related expenses, are ascribed to the Woronoco valuation.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Berkshire or Woronoco common stock. The discounted cash flow analysis is a widely used valuation methodology, but Northeast Capital noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Pro Forma Impact Analysis

Northeast Capital analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the second quarter of 2005, (2) 75% of the Woronoco shares are exchanged for Berkshire common stock at an exchange ratio of 1.0 and the remaining 25% of Woronoco’s shares are each exchanged for $36.00 in cash, (3) earnings per share projections for Woronoco and Berkshire are consistent with per share estimates for 2005 and 2006 as provided by Berkshire management, including the impact of the reduction of assets and liabilities of the combined company by approximately $250 million, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings, including the timing of such cost savings, determined by Berkshire’s senior management. The analysis indicated that for the year ending December 31, 2005, the merger would be 0.44% accretive to Berkshire’s projected earnings per share, and for the year ending December 31, 2006, the merger would be 3.28% accretive to Berkshire’s projected earnings per share. The analysis also indicated that, at June 30, 2005 (the assumed closing date of the merger) the merger would be dilutive to tangible book value per share by 20.09%. These forward-looking projections may be affected by many factors beyond the control of Berkshire and Woronoco, including the future direction of interest rates, economic conditions in the companies’ market places, the actual amount and timing of cost savings achieved through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Miscellaneous

Northeast Capital has provided services in the past to Berkshire, for which services Northeast Capital has received customary compensation. In the ordinary course of its business as a broker-dealer, Northeast Capital may purchase securities from or sell securities to Berkshire. Northeast Capital may also trade debt and/or equity securities of Berkshire for the accounts of Northeast Capital’s customers or affiliates and, accordingly, may have a position in such securities. Northeast Capital may in the future trade the securities of Berkshire and Woronoco for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities

Berkshire has agreed to pay Northeast Capital a transaction fee in connection with the merger of approximately $1,002,492 (based on the closing price of Berkshire’s common stock as of March 7, 2005), of which approximately $300,000 has been paid (including $250,000 for rendering its opinion) and the balance of which is contingent upon the closing of the merger. In addition, Berkshire has agreed to reimburse Northeast Capital and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

Opinion of Woronoco’s Financial Advisor

By letter dated June 16, 2004, Woronoco retained Sandler O’Neill to act as its financial advisor in connection with Woronoco’s possible business combination with a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Woronoco in connection with the proposed merger and participated in certain aspects of the negotiations leading to the merger agreement. At the December 15, 2004 meeting at which Woronoco’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing on December 16, 2004 that, as of such date, the merger consideration was fair to Woronoco’s stockholders from a financial point of view. Sandler O’Neill has confirmed its December 15, 2004 opinion by delivering to the board a written opinion dated March 9, 2005. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its updated opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges Woronoco stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Woronoco board and is directed only to the fairness of the merger consideration to Woronoco stockholders from a financial point of view. It does not address the underlying business decision of Woronoco to engage in the merger or any other aspect of the merger and is not a recommendation to any Woronoco stockholder as to how that stockholder should vote at the special meeting with respect to the merger, the form of consideration such stockholders should elect or any other matter.

In connection with rendering its opinions, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Woronoco that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Berkshire that Sandler O’Neill deemed relevant;

•	an internal budget for Woronoco for the year ending December 31, 2005 prepared by and reviewed with senior management of Woronoco;

•	earnings per share estimates for Berkshire for the year ending December 31, 2005 published by I/B/E/S and reviewed by and confirmed with senior management of Berkshire, and estimates of earnings per share growth rates for the years thereafter reviewed with and confirmed by senior management of Berkshire;

•	the pro forma financial impact of the merger on Berkshire based on assumptions relating to transaction expenses and cost savings determined by the senior managements of Woronoco and Berkshire;

•	the publicly reported historical price and trading activity for Woronoco’s and Berkshire’s common stock, including a comparison of certain financial and stock market information for Woronoco and Berkshire with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the savings institution industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and;

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Woronoco the business, financial condition, results of operations and prospects of Woronoco and held similar discussions with certain members of senior management of Berkshire regarding the business, financial condition, results of operations and prospects of Berkshire.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided by Woronoco or Berkshire or either’s respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of Woronoco and Berkshire that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for its accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Woronoco or Berkshire or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Woronoco or Berkshire, nor has Sandler O’Neill reviewed any individual credit files relating to Woronoco or Berkshire. Sandler O’Neill assumed, with Woronoco’s consent, that the respective allowances for loan losses for both Woronoco and Berkshire are adequate to cover such losses.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the merger contained in the merger agreement are not waived. Sandler O’Neill also assumed, with Woronoco’s consent, that there has been no material change in Woronoco’s and Berkshire’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Sandler O’Neill, that Woronoco and Berkshire will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Woronoco’s consent, Sandler O’Neill relied upon the advice Woronoco received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the merger agreement.

In rendering its December 15, 2004 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Woronoco or Berkshire and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Woronoco or Berkshire and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses for Woronoco and Berkshire, projections of transaction costs, estimates of purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior managements of Woronoco and Berkshire, and Sandler O’Neill confirmed for purposes of its analyses that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Woronoco and Berkshire, respectively, and assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Woronoco, Berkshire and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Woronoco board at the board’s December 15, 2004 meeting. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Woronoco’s common stock or Berkshire’s common stock or the prices at which Woronoco’s or Berkshire’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Assuming the fixed exchange ratio of one Berkshire share for each share of Woronoco stock or fixed cash consideration of $36.00 per share and that 75% of Woronoco’s shares are exchanged for shares of Berkshire common stock and

25% of Woronoco’s shares are exchanged for cash, Sandler O’Neill calculated an implied transaction value of $36.80 per share of Woronoco common stock. Based upon per-share financial information for Woronoco for the twelve months ended September 30, 2004, Sandler O’Neill calculated the following ratios:

Transaction Ratios
Transaction value/ Last 12 months’ EPS	23.1	x
Transaction value/ Estimated 2004 EPS (1)	24.4	x
Transaction value/ Estimated 2005 EPS (1)	20.3	x
Transaction value/ Tangible book value per share	172.9%
Transaction value/ Stated book value per share	166.1%
Tangible book premium/ Core Deposits (2)	20.0%

(1)	Based upon Woronoco management estimates.
(2)	Core deposits exclude time deposits with account balances greater than $100,000 and brokered CDs. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $148.1 million over tangible book value by core deposits.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $148.1 million, based upon the number of shares of Woronoco common stock projected by Woronoco management to be outstanding at June 30, 2005, the assumed closing date for the merger, and including the intrinsic value of options to purchase an aggregate of 554,206 shares of Woronoco common stock (including 50,000 shares of restricted stock) at a weighted average strike price of $17.62. Sandler O’Neill noted that the transaction value represented a 1.9% discount to the December 14, 2004 closing price of Woronoco’s common stock of $37.50.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Woronoco’s and Berkshire’s common stock for the one-year and three-year periods ended December 14, 2004. Sandler O’Neill compared the relationship between the movements in the prices of Woronoco’s and Berkshire’s common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded savings institutions selected by Sandler O’Neill for Woronoco and Berkshire, respectively. The composition of the peer groups for Woronoco and Berkshire, respectively, is discussed under the relevant section under “Comparable Company Analysis” below.

During the one-year period ended December 14, 2004, Woronoco generally outperformed all of the indices and the peer group to which it was compared. Over the three-year period ended December 14, 2004, Woronoco outperformed all of the indices and the peer group to which it was compared.

Woronoco’s Stock Performance
	Beginning Index Value December 12, 2003	Ending Index Value December 14, 2004
Woronoco	100.00%	123.56%
Woronoco Peer Group	100.00	99.26
Nasdaq Bank Index	100.00	111.21
S&P Bank Index	100.00	114.03
S&P 500 Index	100.00	112.03

	Beginning Index Value December 14, 2001	Ending Index Value December 14, 2004
Woronoco	100.00%	223.88%
Woronoco Peer Group	100.00	181.36
Nasdaq Bank Index	100.00	154.42
S&P Bank Index	100.00	138.16
S&P 500 Index	100.00	107.15

During the one-year period ended December 14, 2004, Berkshire generally underperformed all of the indices to which it was compared, but generally outperformed its peer group (except in the last quarter of 2004). During the three-year period ended December 14, 2004, Berkshire outperformed all of the indices to which it was compared but underperformed its peer group.

Berkshire’s Stock Performance
	Beginning Index Value December 12, 2003	Ending Index Value December 14, 2004
Berkshire	100.00%	102.66%
Berkshire Peer Group	100.00	104.07
Nasdaq Bank Index	100.00	111.21
S&P Bank Index	100.00	114.03
S&P 500 Index	100.00	112.03

	Beginning Index Value December 14, 2001	Ending Index Value December 14, 2004
Berkshire	100.00%	186.23%
Berkshire Peer Group	100.00	208.62
Nasdaq Bank Index	100.00	154.42
S&P Bank Index	100.00	138.16
S&P 500 Index	100.00	107.15

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for each of Woronoco and Berkshire and two different groups of savings institutions selected by Sandler O’Neill.

The comparable group for Woronoco consisted of the following publicly traded savings institutions located in the New England region:

Berkshire Hingham Institution for Savings MASSBANK Corp. New Hampshire Thrift Bancshares NewMil Bancorp Inc. Northeast Bancorp (1)

(1)	Northeast Bancorp changed its charter to a commercial bank charter as of August 2004.

The analysis compared publicly available financial and market trading information for Woronoco and the data for the comparable group as of and for the twelve-month period ended September 30, 2004. The table below compares the data for Woronoco and the median data for the comparable group as of and for the twelve-month period ended September 30, 2004, with pricing data as of December 14, 2004.

Comparable Group Analysis
	Woronoco		Median Peer Group
Total assets (in millions)	$898.5		$663.2
Tangible equity/Tangible assets	8.72%		7.37%
LTM Return on average assets	0.69%		0.89%
LTM Return on average equity	7.23%		11.19%
Price/Tangible book value	176.2%		189.7%
Price/LTM earnings per share	23.6	x	15.8	x
Price/52-Week High	92.6%		94.5%
Market Capitalization (in millions)	$137.6		$106.2

The comparable group for Berkshire consisted of Berkshire and the following publicly traded savings institutions located in the Northeastern region of the United States:

Established Public Thrifts(1) PennFed Finanical Services Inc. OceanFirst Financial Corp. Parkvale Financial Corp. ESB Financial Corp. FMS Financial Corp. MASSBANK Corp.	Newly Converted Thrifts(2) Provident Bancorp Inc. Brookline Bancorp Inc. Willow Grove Bancorp Inc. Sound Federal Bancorp Inc. Synergy Financial Group Inc.

(1)	Savings institutions whose initial public offerings were completed before January 1, 2002.
(2)	Savings institutions whose initial public offerings were completed after January 1, 2002.

The analysis compared publicly available financial and market trading information for Berkshire and the data for the comparable peer group as of and for the twelve-month period ended September 30, 2004. Sandler O’Neill also separately compared the data for the established public thrifts within the peer group. The table below compares the data for Berkshire, the median data for the Berkshire Peer Group and the median data for the established thrift group as of and for the twelve-month period ended September 30, 2004, with pricing data as of December 14, 2004.

Comparable Group Analysis

	Berkshire	Peer Group Median	Established Thrifts Median
Total assets (in millions)	$1,310.5	$1,388.7	$1,495.5
Tangible equity/ Tangible assets	9.41%	11.28%	6.38%
Intangible assets/ Total equity	4.49%	1.03%	2.53%
Net loans/Total assets	61.73%	55.28%	49.23%
Gross loans/ Total deposits	95.93%	82.94%	71.51%
Total borrowings/ Total assets	24.79%	18.59%	21.47%
NPAs/ Assets	0.21%	0.15%	0.21%
LLR/ Gross Loans	1.15%	0.99%	0.90%
Net Interest Margin	3.33%	3.23%	2.19%
Non Interest Income/ Average Assets	0.56%	0.42%	0.43%
Fees/ Revenues	15.16%	12.08%	16.26%
Non-Interest Expense/ Average assets	2.57%	1.92%	1.42%
Efficiency Ratio	67.29%	61.96%	59.66%
LTM Return on Average Assets	0.86%	0.71%	0.72%
LTM Return on Average Equity	8.75%	6.64%	10.33%
EPS CAGR (1998-2003)	15.17%	6.36%	6.36%
Price/ Book Value	169.41%	155.56%	164.32%
Price/ Tangible Book Value	177.37%	171.90%	174.53%
Price/ LTM EPS	18.58x (1)	23.33x	17.34x
Price/ 2004 Estimated EPS	17.99x	26.64x	18.49x
Price/ Estimated FY1 EPS(2)	16.40x	22.81x	17.71x
Dividend Payout Ratio	24.06%	48.00%	43.29%
Dividend Yield	1.30%	2.19%	2.63%
Market Capitalization (in millions)	$217.7	$177.9	$164.7

(1)	Excludes $509 thousand of after tax net loss associated with EastPoint Technologies LLC which was sold on June 18, 2004.
(2)	Based on estimated earnings for one year after 2004 fiscal year end.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 23 merger transactions announced nationwide from January 1, 2004 through December 14, 2004 involving savings institutions as acquired institutions with announced transaction values between $50 million and $1.0 billion. Sandler O’Neill also reviewed nine merger transactions announced in the New England region of the United States from January 1, 2003 through December 14, 2004 involving savings institutions as acquired institutions with transaction values between $50 million and $1.0 billion. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to estimated earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples from the nationwide group and the median multiples for the New England group were applied to Woronoco’s financial information as of and for the twelve months ended September 30, 2004. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share of Woronoco’s common stock of $35.46 to $44.78 based upon the median multiples for the nationwide group and $32.42 to $54.08 based upon the median multiples for the savings transactions in the New England group.

Comparable Transaction Multiples

	Median Nationwide Multiple	Implied Value	Median New England Multiple	Implied Value
Transaction price/ LTM EPS	22.30x	$35.46	20.39x	$32.42
Transaction price/ Est. EPS	21.72x	$39.30	19.14x	$34.64
Transaction price/ Book value	192.02%	$42.54	224.63%	$49.77
Transaction price/ Tangible book value	206.08%	$43.85	254.15%	$54.08
Tangible book premium/ Core deposits (1)	18.82%	$39.25	17.69%	$38.17
Market Premium	19.41%	$44.78	13.54%	$42.58

(1)	Assumes Woronoco’s total core deposits are $350.2 million. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $148.1 million over tangible book value by core deposits.

Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Woronoco through December 31, 2008 under various circumstances, assuming Woronoco’s projected dividend stream and that Woronoco performed in accordance with the management’s earnings projections through 2005. For years after 2005, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 7%. To approximate the terminal value of Woronoco’s common stock at December 31, 2008, Sandler O’Neill applied price/ earnings multiples ranging from 13.0x to 23.0x and multiples of tangible book value ranging from 125% to 225%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Woronoco common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Woronoco common stock of $19.24 to $39.15 when applying multiples of earnings per share and $21.81 to $44.61 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	15.0x	17.0x	19.0x	21.0x	23.0x
9.00%	$23.76	$26.83	$29.91	$32.99	$36.07	$39.15
10.00%	$22.91	$25.87	$28.83	$31.80	$34.76	$37.72
11.00%	$22.11	$24.96	$27.81	$30.66	$33.50	$36.35
12.00%	$21.34	$24.08	$26.83	$29.57	$32.31	$35.05
13.00%	$20.61	$23.25	$25.89	$28.53	$31.17	$33.81
14.00%	$19.91	$22.45	$24.99	$27.54	$30.08	$32.62
15.00%	$19.24	$21.69	$24.41	$26.59	$29.04	$31.49

Tangible Book Value Percentages

Discount Rate	125%	145%	165%	185%	205%	225%
9.00%	$26.96	$30.49	$34.02	$37.55	$41.08	$44.61
10.00%	$26.00	$29.39	$32.79	$36.19	$39.58	$42.98
11.00%	$25.08	$28.35	$31.62	$34.88	$38.15	$41.42
12.00%	$24.20	$27.35	$30.50	$33.64	$36.79	$39.93
13.00%	$23.37	$26.40	$29.43	$32.46	$35.49	$38.52
14.00%	$22.57	$25.49	$28.41	$31.32	$34.24	$37.16
15.00%	$21.81	$24.62	$27.43	$30.24	$33.05	$35.87

In addition, Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Berkshire through December 31, 2008 under various circumstances, assuming Berkshire’s projected dividend stream and that Berkshire performed in accordance with the I/B/E/S earnings projections reviewed with and confirmed by management. For periods after 2005, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 7%. To approximate the terminal value of Berkshire common stock at December 31, 2008, Sandler O’Neill applied price to LTM earnings multiples of 13.0x to 23.0x and multiples of tangible book value ranging from 125% to 250%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Berkshire common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Berkshire common stock of $21.57 to $46.09 when applying multiples of the earnings per share and $24.31 to $58.15 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	15.0x	17.0x	19.0x	21.0x	23.0x
9.00%	$26.88	$30.72	$34.56	$38.40	$42.24	$46.09
10.00%	$25.89	$29.58	$33.28	$36.97	$40.67	$44.36
11.00%	$24.94	$28.50	$32.05	$35.61	$39.16	$42.72
12.00%	$24.04	$27.46	$30.88	$34.31	$37.73	$41.15
13.00%	$23.18	$26.47	$29.77	$33.06	$36.36	$39.66
14.00%	$22.35	$25.53	$28.70	$31.88	$35.05	$38.23
15.00%	$21.57	$24.62	$27.68	$30.74	$33.80	$36.86

Tangible Book Value Percentages

Discount Rate	125%	150%	175%	200%	225%	250%
9.00%	$30.31	$35.88	$41.45	$47.02	$52.58	$58.15
10.00%	$29.19	$34.55	$39.90	$45.26	$50.61	$55.97
11.00%	$28.13	$33.28	$38.43	$43.58	$48.74	$53.89
12.00%	$27.11	$32.07	$37.03	$41.99	$46.95	$51.91
13.00%	$26.13	$30.91	$35.68	$40.46	$45.24	$50.01
14.00%	$25.20	$29.80	$34.40	$39.00	$43.61	$48.21
15.00%	$24.31	$28.75	$33.18	$37.61	$42.05	$46.48

In connection with its analyses, Sandler O’Neill considered and discussed with the Woronoco board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on June 30, 2005, (2) 75% of the Woronoco shares are exchanged for Berkshire common stock at an exchange ratio of 1.00x and the other 25% of Woronoco’s shares are exchanged for $36.00 per share in cash, (3) earnings per share projections for Woronoco are consistent with per share estimates for 2004 and 2005 confirmed with Woronoco’s management, (4) earnings per share projections for Berkshire are consistent with per share estimates for 2004 and 2005 published by I/B/E/S and confirmed with Berkshire management, (5) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Woronoco and Berkshire, and (6) options to purchase shares of Woronoco common stock are converted into options to purchase Berkshire common stock. The analyses indicated that for the year ending December 31, 2005, the merger would be accretive to Berkshire’s projected earnings per share and, at June 30, 2005 (the assumed closing date of the merger) the merger would be dilutive to Berkshire’s tangible book value per share. From the standpoint of a Woronoco stockholder, for the year ending December 31, 2005, the merger would be accretive to earnings per share and, at June 30, 2005, the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Woronoco has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $1.41 million (based on the closing price of Berkshire common stock on March 7, 2005), of which approximately $425,000 has been paid and the balance of which is payable and contingent upon the closing of the merger. Of the amount already paid, $175,000 was paid to Sandler O’Neill for rendering its opinion and will be credited against the transaction fee payable to Sandler O’Neill at the closing of the merger. The actual transaction fee will be 1.0% of a defined transaction value determined closer to the closing of the merger. Woronoco has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill may provide to Berkshire, and receive from Berkshire compensation for, investment banking services in the future, including during the period prior to the closing of the merger.

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Woronoco and Berkshire and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Woronoco or Berkshire or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

THE MERGER AGREEMENT

General

The Berkshire board of directors and the Woronoco board of directors each unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The merger agreement contemplates the merger of Woronoco with and into Berkshire, as well as the merger of Woronoco Savings Bank with and into Berkshire Bank. This section of the joint proxy statement/prospectus describes material provisions of the merger agreement. This description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. We urge you to read the merger agreement carefully and in its entirety.

Form of the Merger

Under the terms of the merger agreement, Woronoco will be merged with and into Berkshire. Berkshire will be the surviving corporation in the merger and will continue its corporate existence under Delaware law.

Timing of Completion of the Merger

The completion of the merger will take place no later than the fifth business day after satisfaction or waiver of the conditions to the merger set forth in the merger agreement, unless another time or date is agreed to by Berkshire and Woronoco. We are working to complete the merger as quickly as practicable. While there can be no assurances, we are currently working to complete the merger during the second quarter of year 2005.

Merger Consideration

As a result of the merger, Woronoco stockholders will have the right, with respect to each of their shares of Woronoco common stock, to elect to receive either $36.00 in cash or one share of Berkshire common stock, subject to proration as described below. Woronoco stockholders may specify different elections with respect to different shares held by them (for example, a stockholder with 100 shares could make a cash election with respect to 40 shares and a stock election with respect to the other 60 shares).

Non-Electing Shares. Woronoco stockholders who make no election to receive cash or Berkshire common stock in the merger, and Woronoco stockholders who do not make a valid election, as to some or all of their Woronoco shares will be deemed not to have made an election as to those Woronoco shares. Woronoco stockholders holding Woronoco shares as to which no election has been made may be paid in cash, Berkshire common stock or a mix of cash and shares of Berkshire common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Woronoco stockholders using the proration adjustment described below.

Election Limitations. The number of shares of Woronoco common stock that will be converted into Berkshire common stock in the merger is fixed at 75% of the total Woronoco common shares outstanding immediately before completion of the merger. The remainder of the shares will be converted into the $36.00 per share cash consideration. Therefore, the cash and stock elections are subject to proration to preserve this requirement regarding the total number of shares of Berkshire common stock to be issued and the aggregate amount of cash to be paid in the merger. As a result, depending on the overall elections made by Woronoco stockholders, Woronoco stockholders could receive cash for greater or fewer Woronoco shares than specified in their elections or could receive Berkshire shares for greater or fewer Woronoco shares than specified in their elections. However, except to the extent a Woronoco stockholder validly exercises his or her dissenters’ rights, under the merger agreement, each of a dissenting Woronoco stockholder’s shares of Woronoco common stock will be converted into one form of consideration or the other upon completion of the merger.

Proration if Too Much Stock is Elected. If Woronoco stockholders elect to receive more Berkshire common stock than Berkshire is required to issue in the merger under the merger agreement, then Woronoco stockholders who elect to receive cash or who have made no election for shares of Woronoco common stock will receive cash for each such share of Woronoco common stock. Woronoco stockholders who elected to receive Berkshire common stock for shares of Woronoco common stock will receive for those Woronoco shares a pro rata portion of the available Berkshire shares plus cash for those Woronoco shares not converted into Berkshire common stock.

Proration if Too Much Cash is Elected. If Woronoco stockholders elect to receive fewer shares of Berkshire common stock than Berkshire is required to issue in the merger under the merger agreement, then Woronoco stockholders who elected to receive Berkshire common stock for shares of Woronoco common stock will receive Berkshire common stock for each such share of Woronoco stock, and those Woronoco stockholders who have elected cash or have made no election for shares of Woronoco common stock will be treated in the following manner:

•	If the number of shares held by Woronoco stockholders as to which no election has been made is sufficient to make up the shortfall in the number of Berkshire shares that Berkshire is required to issue in the merger under the merger agreement, then all Woronoco stockholders who elected cash for their shares of Woronoco common stock will receive cash for those Woronoco shares, and those stockholders who made no election for their shares of Woronoco common stock will receive, pro rata, a combination of cash and Berkshire common stock for those shares of Woronoco common stock in whatever proportion is necessary to make up the shortfall.

•	If the number of shares held by Woronoco stockholders as to which no election has been made is insufficient to make up the shortfall, then all of those shares will be converted into Berkshire common stock and those Woronoco stockholders who elected to receive cash for their shares of Woronoco common stock will receive, pro rata, a combination of cash and Berkshire common stock for those shares of Woronoco common stock in whatever proportion is necessary to make up the shortfall.

Treasury Shares and Shares Held by Berkshire or Woronoco. Any shares of Woronoco common stock owned immediately prior to the completion of the merger by Woronoco or Berkshire (other than shares held by either in a fiduciary or agency capacity or in satisfaction of prior debts) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange for those shares.

Woronoco Stock Options. Upon completion of the merger, all outstanding stock options issued under a Woronoco stock plan representing a right to receive Woronoco common stock will generally be converted into options to acquire shares of Berkshire common stock on a one-to-one basis, with the options otherwise having the same terms, provided that to the extent necessary the stock options will be adjusted in compliance with Section 424(a) of the Internal Revenue Code.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

Conversion of Woronoco common stock into the right to receive the merger consideration will occur automatically upon completion of the merger, except for shares of Woronoco common stock held by stockholders that seek to exercise their right to dissent from the merger and seek appraisal of the value of their shares under Delaware law. For information regarding dissenters’ appraisal rights, see “—Dissenters’ Appraisal Rights” on page 67.

Immediately prior to the completion of the merger, Berkshire will deposit in trust with the exchange agent certificates representing the shares of Berkshire common stock issuable in the merger, cash sufficient to pay the cash consideration, cash to be paid instead of fractional shares of Berkshire common stock and any accrued dividends or other distributions declared after the closing date of the merger with respect to Berkshire common stock into which shares of Woronoco common stock may have been converted.

As soon as reasonably practicable after the effective time of the merger, and assuming receipt of properly completed election forms or transmittal materials, Registrar and Transfer Company, as exchange agent, will exchange certificates representing shares of Woronoco common stock for the merger consideration pursuant to the terms of the merger agreement.

Election Form. The merger agreement provides that at the time this joint proxy statement/prospectus is made available to stockholders, Woronoco stockholders will be provided with an election form and other appropriate and customary transmittal materials. Each election form will allow the holder to elect to receive cash or Berkshire common stock for the shares of Woronoco common stock held by the holder. The exchange agent will also make available election forms to holders of Woronoco common stock who request such forms prior to the election deadline described below.

Holders of Woronoco common stock who wish to elect the type of merger consideration they will receive if the merger is completed should carefully review and follow the instructions set forth in the election form. Stockholders who hold their shares in “street name” should follow the instructions of their bank, broker or other financial institution in order to make an election with respect to those shares. The election deadline is 5:00 p.m., New York City time, on April 11, 2005, the day prior to the date of the special meeting. Shares of Woronoco common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election. Because it is expected that the election deadline will occur prior to the date the merger is completed, a Woronoco stockholder will likely not know what the market price of a share of Berkshire common stock will be, and accordingly what the indicated value of the merger consideration for each share of Woronoco common stock that is converted in the merger into a share of Berkshire common stock will be as of completion of the merger, when that Woronoco stockholder makes his or her election to receive cash or Berkshire common stock. We expect that the market price of Berkshire common stock will fluctuate both before and after the election deadline and the completion of the merger.

To make an election, a holder of Woronoco common stock must submit a properly completed election form and return it, together with all stock certificates representing shares of Woronoco common stock, so that the form and certificates are actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. The validity of any election will be determined solely by Berkshire, in the exercise of its reasonable discretion.

An election form will be considered to have been properly completed only if accompanied by certificates representing all shares of Woronoco common stock covered by the election form (or appropriate documentation relating to any lost, stolen or destroyed certificates). If a stockholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the election form, so long as (1) the guarantee of delivery is from a firm that is a member of the New York Stock Exchange or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a new properly completed and signed election form. If an election is revoked, or the merger agreement is terminated, and any certificates representing shares of Woronoco common stock have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates via first-class mail or, in the case of shares of Woronoco common stock tendered by a stockholder by book-entry transfer into the exchange agent’s account at the Depository Trust Company, which we refer to in this document as DTC, by crediting to an account maintained by that stockholder within DTC promptly following the termination of the merger or revocation of the election.

Stockholders will not be entitled to revoke or change their elections following the election deadline. Shares of Woronoco common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-electing shares. If it is determined that any purported election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal. Within five business days of completing the merger, the exchange agent will send a letter of transmittal to only those persons who were Woronoco stockholders upon completion of the merger and who have not previously submitted an election form and properly surrendered shares of Woronoco common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Woronoco common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Woronoco common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate documentation.

Dividends and Distributions. Until Woronoco common stock certificates are surrendered for exchange, any dividends or other distributions declared after the closing date of the merger with respect to Berkshire common stock into which shares of Woronoco common stock may have been converted will accrue but will not be paid. When duly surrendered, Berkshire will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Woronoco of any shares of Woronoco common stock. If certificates representing shares of Woronoco common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the applicable merger consideration.

Withholding. The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Woronoco stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Fractional Shares

No fractional shares of Berkshire common stock will be issued to any Woronoco stockholder upon surrender of certificates previously representing shares of Woronoco common stock. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Berkshire common stock such stockholder would otherwise be entitled to receive and (ii) the closing sale price for a share of Berkshire common stock reported on the American Stock Exchange on the third trading day immediately preceding the completion of the merger.

Boards of Directors and Officers Following the Merger

The directors and officers of Berkshire will remain the directors and officers of Berkshire following the merger, with the addition of Cornelius D. Mahoney and two other Woronoco directors to the boards of Berkshire and Berkshire Bank, until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Berkshire. One of the new Woronoco directors will be appointed to each of the three classes of directors on the Berkshire board.

Representations and Warranties

The merger agreement contains representations and warranties by each of Berkshire and Woronoco. Among others, these representations and warranties cover the following:

•	organization, standing and corporate power;

•	subsidiaries;

•	capital structure;

•	authority and non-contravention;

•	financial statements;

•	documents filed by each of Berkshire and Woronoco with the SEC and other regulatory entities, the accuracy of information contained in those documents, as well as information to be supplied for inclusion in this joint proxy statement/prospectus, and the absence of undisclosed liabilities of each of Berkshire and Woronoco;

•	absence of material changes or events with respect to each of Berkshire and Woronoco since September 30, 2004;

•	employee benefits;

•	tax matters;

•	capitalization of their respective subsidiary banks;

•	internal controls;

•	environmental liability;

•	compliance with applicable laws; and

•	litigation.

In addition, Woronoco made additional representations to Berkshire. Some of the most significant of these relate to:

•	receipt of the opinion of Sandler O’Neill & Partners, L.P. stating that, as of the date of the merger agreement, the merger consideration was fair from a financial point of view to the stockholders of Woronoco;

•	the inapplicability of state anti-takeover laws;

•	material contracts;

•	compensation arrangements;

•	intellectual property;

•	real property;

•	insurance;

•	loan portfolio;

•	adequate reserves made for potential financial losses; and

•	investment securities and commodities.

Certain Covenants

Woronoco. Pending completion of the merger and subject to certain exceptions, including the prior written consent of Berkshire, Woronoco has agreed to, and to cause its subsidiaries to:

•	conduct their businesses in the ordinary course consistent with past practice and in compliance with applicable laws;

•	pay their debts and taxes when due; and

•	use all commercially reasonable efforts consistent with the other terms of the merger agreement to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve in all material respects their relationships with those persons having business dealings with them.

In addition, pending completion of the merger and subject to certain exceptions, including the prior written consent of Berkshire, Woronoco agreed to, and agreed to cause any of its subsidiaries to, refrain from taking certain other actions, including the following:

•	declaring or paying any dividends or distributions on any shares of its stock, except for cash dividends on Woronoco’s common stock at a regular quarterly rate not to exceed $0.2025 per share, and not to exceed four such payments in any fiscal year or one such payment in any quarter; however, in addition, Woronoco is permitted to pay a one-time special cash dividend to its stockholders of up to $0.25 per share. With respect to dividends declared or paid by Woronoco, the parties have agreed that, notwithstanding that the merger agreement permits Woronoco to continue to declare and pay regular quarterly cash dividends on its common stock, Woronoco will not do so if, when considered in conjunction with any dividends to be paid by Berkshire following completion of the merger, it would result in Woronoco shareholders receiving more than four cash dividend payments in any fiscal year or more than one cash dividend payment for any fiscal quarter (not taking into account the special dividend of up to $0.25 per share described in the preceding sentence);

•	splitting, combining or reclassifying any shares of its stock;

•	purchasing, redeeming or acquiring its capital stock;

•	issuing or encumbering or subjecting to any lien any shares of its capital stock;

•	amending its certificate of incorporation or bylaws;

•	acquiring or agreeing to acquire certain businesses, opening, closing, selling or acquiring any branches or entering into any new line of business;

•	selling, encumbering or subjecting to any lien any material properties or assets other than in the ordinary course of business;

•	incurring indebtedness, or making any loans, capital contributions to or investments in any person other than its wholly owned subsidiaries, subject to limited exceptions;

•	materially changing its accounting methods or methods of reporting income and deductions for federal income tax purposes;

•	materially changing investment or risk management policies;

•	creating, renewing, or amending any agreement or contract or other binding obligation of Woronoco restricting Woronoco from conducting business as it is presently being conducted or restricting Woronoco or its subsidiaries from engaging in any type of activity or business;

•	incurring certain significant capital or other expenditures outside of the ordinary course of business, as specified in the merger agreement or entering into certain agreements, contracts, leases or arrangements;

•	terminating, amending, modifying or violating significant contracts, leases or obligations other than amendments and modifications in the ordinary course of business;

•	materially altering its interests in any business entities;

•	granting an increase in compensation or severance pay to, or entering into or amending benefit or other agreements with, including acceleration of any vesting or payment of compensation or benefits to, current or former directors, officers, consultants or employees of Woronoco or its subsidiaries, other than as disclosed by Woronoco to Berkshire, or as required by applicable law, certain arrangements in effect prior to the time of the merger agreement in the ordinary course of business and, except as otherwise previously agreed to by Berkshire, annual compensation increases and bonuses made to employees other than executive officers;

•	modifying any company stock options, making any discretionary contributions to any pension plans, hiring more than two new employees with salaries in excess of $40,000 annual compensation, subject to certain restrictions, or hiring or promoting any employee to the title of vice president or a more senior position;

•	making any new loans to, or engaging in other transactions with persons affiliated with Woronoco or any of its subsidiaries, except loans made on terms generally available to the public, otherwise in compliance with applicable law, and routine banking transactions;

•	making, changing or revoking tax elections, filing amended tax returns, entering into any tax closing agreement, settling or compromising any liability with respect to taxes, agreeing to any adjustment of any tax attribute, filing any claim for a tax refund or consenting to any extension or waiver of statutes of limitations for taxes;

•	agreeing to any material agreements or material modifications of any existing agreements with any governmental entities except as required by law;

•	settling or satisfying significant claims or obligations other than in the ordinary course of business consistent with past practice;

•	broadly distributing communications of a general nature to Woronoco’s employees or customers without the consultation with and approval of Berkshire, except for communications that are in the ordinary course of business and do not relate to the merger or related transactions or for communications required by law or regulations;

•	creating or effecting changes to certain insurance policies of Woronoco and its subsidiaries as set forth in the merger agreement;

•	incurring deposit liabilities except those incurred in the ordinary course of business and that do not materially change the risk profile of Woronoco and its subsidiaries;

•	making or agreeing to make an investment in any real estate or development project except in the ordinary course of business in connection with foreclosure or troubled loan or debt restructuring;

•	originating any loans except in accordance with existing Woronoco lending policies and practices or originating certain residential mortgages, unsecured consumer loans, commercial business loans and commercial real estate mortgages up to amounts specified in the merger agreement;

•	purchasing or selling any loans or mortgage loan servicing rights; or

•	knowingly taking any action that would result in the failure to obtain the required governmental and other required approvals of the merger.

Berkshire. Pending completion of the merger and subject to certain exceptions, including the written consent of Woronoco, Berkshire agreed, and agreed to cause its subsidiaries to, refrain from taking certain actions, including the following:

•	amending its certificate of incorporation or bylaws if such amendment would affect the economic benefit of the merger to Woronoco stockholders, not including the issuance of preferred stock if such issuance would not require approval of the stockholders of Berkshire;

•	knowingly taking any action that would result in the failure to obtain the required governmental and other required approvals of the merger; or

•	knowingly taking any action that could reasonably be expected to prevent the merger from qualifying as a reorganization for U.S. tax purposes.

Affiliate Agreements. Woronoco’s directors and executive officers have executed, pursuant to the merger agreement, agreements to the effect that they will not dispose of any shares of Berkshire common stock they receive in the merger in violation of the Securities Act.

Berkshire Advisory Board. Berkshire has agreed to establish an advisory board for the Hampden and Hampshire County, Massachusetts market areas and, prior to completion of the merger, will offer each member of the Woronoco board of directors (other than Mr. Mahoney and the two other Woronoco board members who will be joining the Berkshire and Berkshire Bank boards of directors) an opportunity to become a member of this advisory board effective upon completion of the merger. Membership on the advisory board will be conditioned upon entering into a customary non-competition/non-solicitation agreement. The Berkshire advisory board will be maintained for at least three years following completion of the merger. Members of the Berkshire advisory board that are not employees of the surviving corporation or its subsidiaries will receive annual retainer and attendance fees equal to those they received for service on the Woronoco board of directors.

The Bank Merger. Berkshire and Woronoco have agreed to use their respective reasonable best efforts to cause the merger of Woronoco Savings Bank into Berkshire Bank effective immediately after the merger of Berkshire and Woronoco. These efforts will include, among other things, causing the banks to enter into a customary plan of bank merger, obtaining all necessary consents and approvals from governmental entities and making all necessary registrations and filings with any governmental entity.

No Solicitation

The merger agreement provides that none of Woronoco nor any of its subsidiaries, nor their respective officers, directors, agents or representatives, until the earlier of the effective time of the merger and the termination of the merger agreement, may:

•	solicit, initiate, or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes a company takeover proposal;

•	participate in any discussions or negotiations regarding any company takeover proposal;

•	enter into any agreement regarding any company takeover proposal; or

•	make or authorize any statement, recommendation or solicitation in support of any company takeover proposal.

The merger agreement defines a company takeover proposal as:

•	any proposal or offer from any person relating to any direct or indirect acquisition or purchase of (1) assets of Woronoco and its subsidiaries that generate 20% or more of the net revenues or net income, or that represents 20% of more of the total assets of Woronoco and its subsidiaries, taken as a whole, or (2) 20% or more of any class of equity securities of Woronoco;

•	any tender offer or exchange offer that if completed would result in any person beneficially owning 20% or more of any class of any equity securities of Woronoco; or

•	any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Woronoco (or one or more of its subsidiaries, individually or taken together, whose business constitutes 20% or more of the net revenues, net income or total assets of Woronoco and its subsidiaries, taken as a whole), other than the transactions contemplated by the merger agreement.

Also, the merger agreement provides that neither the board of directors of Woronoco nor any committee of Woronoco’s board of directors may:

•	withdraw, modify or qualify (or propose to do so), in a manner adverse to Berkshire, the approval of the merger agreement, the merger or the other transactions contemplated by the merger agreement or the board’s recommendation, or take any action or make any statement in connection with the Woronoco stockholders meeting inconsistent with such approval or Woronoco board recommendation; or

•	approve or recommend, or propose publicly to approve or recommend, any company takeover proposal.

However, despite these restrictions, subject to certain conditions described below, Woronoco may do the following in respect of a company takeover proposal:

•	furnish information with respect to Woronoco and any of its subsidiaries to the person making a company takeover proposal pursuant to a confidentiality agreement;

•	participate in discussions and negotiations with the person making the proposal; and

•	make a change in the recommendation of Woronoco’s board of directors to its stockholders;

but only if:

•	the special meeting of Woronoco stockholders to consider the merger has not occurred;

•	the Woronoco board of directors has determined in good faith, after consultation with outside counsel, that such action is necessary in order to comply with the board’s fiduciary duties to the Woronoco stockholders under applicable law in light of a bona fide company takeover proposal that has not been withdrawn, taking into account any changes to the terms of the merger that Berkshire, in Berkshire’s sole discretion, may have proposed in good faith;

•	the company takeover proposal was not solicited by the board and did not otherwise result from a breach of Woronoco obligations under the “no solicitation” covenant described above;

•	Woronoco previously provided prior written notice to Berkshire of its decision to take such action; and

•	prior to doing so, Woronoco enters into a confidentiality agreement with the person or persons proposing the company takeover proposal, the terms of which are not less favorable to Woronoco than the terms of the confidentiality agreement between Berkshire and Woronoco.

Woronoco is required to promptly (and in any event within 24 hours) advise Berkshire both in writing and orally of any request for information relating to a company takeover proposal, or of any company takeover proposal, the material terms and conditions of such request or company takeover proposal and the identity of the person making such request or company takeover proposal. Woronoco is also required to provide promptly (and in any event within 24 hours) to Berkshire copies of any such written request or company takeover proposal. Woronoco has also agreed to keep Berkshire promptly informed on a current basis of the status, terms and details (including any amendments or proposed amendments) of any company takeover proposal or any request for information relating to a company takeover proposal.

Upon signing the merger agreement, Woronoco also agreed to immediately cease and terminate any existing discussions or negotiations with any persons conducted previously with respect to a possible acquisition, merger or takeover.

Indemnification and Insurance

The merger agreement provides that the surviving corporation for a period of six years following the merger will indemnify and hold harmless from liability for acts or omissions occurring at or prior to the completion of the merger those current or former directors and officers of Woronoco currently entitled to indemnification from Woronoco and its subsidiaries as provided in the certificates of incorporation and bylaws (or comparable organizational documents) of Woronoco and its subsidiaries, and any indemnification agreements or arrangements of Woronoco will survive the merger and will continue in full force and effect in accordance with their terms and will not be amended in any manner adverse to those directors and officers during that six-year period. The merger agreement also provides that for six years after the effective time of the merger, the surviving corporation will maintain Woronoco’s current liability insurance covering acts or omissions occurring prior to the effective time of the merger for those persons who were covered by Woronoco’s directors’ and officers’ liability insurance policy on terms and in amounts no less favorable than those in effect on the date of the merger agreement. The surviving corporation, however, will not be required to pay more than 200% of the aggregate premiums amount paid by Woronoco in 2004 on an annualized basis to maintain such insurance, but if the annual premiums for the insurance exceed those amounts, Berkshire has agreed to use its reasonable best efforts to obtain a policy with the greatest coverage available for a cost not exceeding those amounts.

Conditions to the Consummation of the Merger

Each of Berkshire’s and Woronoco’s obligation to complete the merger is subject to the satisfaction or waiver, on or prior to the closing date of the merger, of the following conditions:

•	approval and adoption of the merger agreement by Berkshire and Woronoco stockholders;

•	receipt of all governmental consents and approvals required to complete the merger and, if determined by Berkshire, the merger of Woronoco Savings Bank and Berkshire Bank;

•	obtaining all notices, consents or waivers from non-governmental third parties with respect to the merger or the bank combination, except as would not reasonably be expected to have a material adverse effect on Berkshire or on Woronoco;

•	absence of any legal prohibition on consummation of the merger or the bank combination;

•	the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, having become effective under the Securities Act and no stop order or proceedings seeking a stop order having been entered or pending by the SEC;

•	receipt by Berkshire of all approvals required in connection with the merger under state securities or “blue sky” laws; and

•	approval of listing on the American Stock Exchange of the shares of Berkshire common stock to be issued in the merger to Woronoco stockholders.

Each of Berkshire’s and Woronoco’s obligation to complete the merger is also separately subject to the satisfaction or waiver of the following conditions:

•	the accuracy of the representations and warranties made by the other party, unless the failure of any representation or warranty to be accurate is not reasonably likely to have a material adverse effect on the other party, except as otherwise specified in the merger agreement;

•	receipt by it of an opinion of its counsel to the effect that the merger will qualify as a “reorganization” for federal income tax purposes; and

•	performance in all material respects by the other party of all obligations required to be performed by it at or prior to the closing date of the merger.

In addition, Woronoco’s obligation to complete the merger is conditioned on Berkshire having deposited with the exchange agent sufficient cash to pay the aggregate cash consideration in the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger (including after Berkshire or Woronoco stockholder approval of the merger agreement):

•	by mutual written consent of Berkshire and Woronoco;

•	by either Berkshire or Woronoco, if:

•	the merger is not completed by October 16, 2005 (other than because of a breach of the merger agreement caused by the party seeking termination);

•	the merger is not approved by Woronoco’s stockholders;

•	the merger is not approved by Berkshire’s stockholders;

•	there exists any final nonappealable legal prohibition on completion of the merger;

•	the required consent of a governmental entity has been denied and that denial is final and nonappealable; or

•	the other party breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement and that breach would result in the failure of the closing conditions contained in the merger agreement, unless the breach is capable of being cured and is cured within thirty days of notice of the breach.

•	by Berkshire, if Woronoco fails to make or changes its recommendation of the merger, or fails to call or convene the meeting of the Woronoco stockholders as required by the merger agreement.

Termination Fee

In the event (1) a bona fide takeover proposal is made by a third party to acquire Woronoco after the date of the merger agreement and not withdrawn at least five business days before the stockholder meeting, (2) the merger agreement is terminated by:

•	either Berkshire or Woronoco because Woronoco stockholders have failed to approve and adopt the merger agreement at the meeting of Woronoco stockholders called to consider the merger agreement, or at any adjournment or postponement of that meeting; or

•	Berkshire because Woronoco’s board of directors has failed to make or has changed its recommendation that its stockholders approve and adopt the merger agreement, has recommended a competing company takeover proposal or has failed to call and convene the Woronoco stockholders’ meeting as required by the merger agreement; or

•	Berkshire because Woronoco has breached its representations, warranties, covenants or agreements under the merger agreement; and

(3)	within fifteen months after termination of the merger agreement, Woronoco enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an acquisition transaction for Woronoco, then Woronoco must pay to Berkshire a fee of $6,000,000 on the earlier of entering into that agreement or completion of the acquisition transaction.

Adjustments to the Merger Consideration

If prior to the effective time of the merger, the outstanding shares of Berkshire common stock are changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, merger or consolidation, or any similar event occurs, the merger consideration will be proportionately adjusted to provide Woronoco stockholders the same economic effect as contemplated by the merger prior to the event causing the change in number of shares.

Regulatory Approvals

In order to complete the merger, Berkshire must obtain the prior approval of the Office of Thrift Supervision of the United States Department of the Treasury. Under applicable regulations, the Office of Thrift Supervision will review the financial, managerial, competitive, legal, disclosure, accounting and tax aspects of the merger, as well as the insurance risk to the Bank Insurance Fund and the Savings Association Insurance Fund and the convenience and needs of the communities to be served. In addition, the Office of Thrift Supervision may not approve any proposed acquisition:

•	if it would result in a monopoly, or further any combination or conspiracy to monopolize or to attempt to monopolize the banking business in any part of the United States; or

•	which in any section of the United States may have the effect of substantially lessening competition or tending to create a monopoly or which in any other manner would restrain trade, unless the Office of Thrift Supervision finds that the anti-competitive effects of the proposed acquisition are clearly outweighed in the public interest by the probable effect of the proposed acquisition in meeting the convenience and needs of the community to be served.

In addition, the Office of Thrift Supervision has the responsibility to review the performance of all involved institutions in meeting their responsibilities under the Community Reinvestment Act, which includes the record of performance of the existing institutions in meeting the credit needs of the entire community including low- and moderate-income neighborhoods.

The Massachusetts Board of Bank Incorporation must also approve the merger. Massachusetts law requires that the Massachusetts Board find that the merger would not unreasonably affect competition among banking institutions and that it would promote public convenience and advantage. In making such a determination, the Massachusetts Board must consider, among other things, a showing of net new benefits, including initial capital investments, job creation plans and such other matters as the Massachusetts Board may deem necessary or advisable. In addition, Massachusetts law provides that the Massachusetts Board cannot approve the merger until it has received notice from the Massachusetts Housing Partnership Fund that arrangements satisfactory to the Fund have been made for Berkshire to make 0.9% of its assets following the merger available for call by the Fund for a period of ten years for purposes of funding various affordable housing programs.

In order to complete the merger of Berkshire Bank and Woronoco Savings Bank, which Berkshire currently intends to do immediately following the merger of Berkshire and Woronoco, Berkshire must also obtain the prior approval of the Federal Deposit Insurance Corporation and the Massachusetts Commissioner of Banks. The regulatory standards for the bank merger are similar to those applicable to the merger. The bank merger cannot be completed until arrangements satisfactory to the Massachusetts Depositors Insurance Fund, which insures the deposits of Massachusetts-chartered savings banks in excess of Federal Deposit Insurance Corporation deposit insurance limits, have been made.

Berkshire and Woronoco are not currently aware of any other material governmental approvals that are required for the merger to take place. If any other approval or action is required, we expect that we would seek the approval or take the necessary action.

Completion of the merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger and, if determined by Berkshire, the bank merger. While Berkshire and Woronoco believe that they will receive the required regulatory approvals, there can be no assurance that we will receive these approvals, and if we do, when we will receive them or that they will not contain a condition or restriction that materially alters the anticipated benefits and effects of the merger. Also, there can be no assurance that any state attorney general or other governmental authority, such as the Department of Justice, or third party will not attempt to challenge the merger or the bank merger, or, if such a challenge is made, as to the result of the challenge.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to holders of Woronoco common stock. The discussion is based on the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to Woronoco stockholders that hold their Woronoco common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

•	banks or trusts;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currency;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	pass-through entities and investors in such entities;

•	foreign persons;

•	stockholders who received their Woronoco common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation; and

•	stockholders who hold Woronoco common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

Each holder of Woronoco common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

The respective obligations of the parties to complete the merger are conditioned upon the delivery by each of Wachtell, Lipton, Rosen & Katz, counsel to Berkshire, and Lord, Bissell & Brook LLP, counsel to Woronoco, of its opinion to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion and certificates to be obtained from officers of Berkshire and Woronoco, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Neither of these opinions is binding on the Internal Revenue Service or the courts, and neither Woronoco nor Berkshire intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its Woronoco common stock for cash, Berkshire common stock or a combination of cash and Berkshire common stock.

Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of Woronoco common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Woronoco common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the Woronoco common stock surrendered is more than one year at the effective time of the merger. If, however, the holder constructively owns shares of Woronoco common stock that are exchanged for shares of Berkshire common stock in the merger or owns shares of Berkshire common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “Exchange for Berkshire Common Stock and Cash,” except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for Berkshire Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of Woronoco common stock actually owned by it solely for shares of Berkshire common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of Berkshire common stock (as discussed below). The aggregate adjusted tax basis of the shares of Berkshire common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Woronoco common stock surrendered for the Berkshire common stock, and the holding period of the Berkshire common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Woronoco common stock were held.

Exchange for Berkshire Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of Woronoco common stock actually owned by it for a combination of Berkshire common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Berkshire common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Woronoco common stock surrendered) and (ii) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and Berkshire common stock should be allocated among different blocks of Woronoco common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Woronoco common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Berkshire common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Woronoco common stock for a combination of Berkshire common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Woronoco common stock surrendered for Berkshire common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Berkshire common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Berkshire common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Woronoco common stock surrendered.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Berkshire. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Woronoco common stock solely for Berkshire common stock and then Berkshire immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the Berkshire common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (i) “substantially disproportionate” with respect to the holder or (ii) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (ii) below is less than 80% of the percentage described in (i) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Berkshire. In general, that determination requires a comparison of (i) the percentage of the outstanding stock of Berkshire that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (ii) the percentage of the outstanding stock of Berkshire that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of Berkshire common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Woronoco common stock exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Woronoco common stock is more than one year at the effective time of the merger.

Accounting Treatment

Berkshire intends to treat the merger as a purchase by Berkshire under accounting principles generally accepted in the United States. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Woronoco will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment at least annually. Core deposit and other intangible assets with finite useful lives recorded in connection with the merger will be amortized.

Financial statements and reported results of operations of Berkshire issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Woronoco.

Resales of Berkshire’s Common Stock Received in the Merger

Berkshire is registering the issuance of the shares of its common stock to be exchanged in the merger under the Securities Act. The shares will be freely transferable under the Securities Act, except for shares received by Woronoco stockholders who are affiliates of Woronoco or Berkshire at the time of the Woronoco special stockholders meeting. These affiliates may only resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 (or Rule 144 in the case of Woronoco affiliates who become Berkshire affiliates upon completion the merger, including those Woronoco directors appointed to the Berkshire board of directors) or under another exemption from the Securities Act’s registration requirements. This joint proxy statement/prospectus does not cover any resales of Berkshire common stock issued in the merger, including resales by Berkshire or Woronoco affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with Woronoco or Berkshire, and may include officers or directors, as well as principal stockholders of Woronoco or Berkshire.

Employee Benefits

Berkshire will give continuing employees full credit for purposes of eligibility, vesting and benefit accruals under any employee benefit plans, programs, or arrangements maintained by Berkshire or its subsidiaries (other than any defined benefit pension plan and the Berkshire ESOP) for such employees’ service with Woronoco and its subsidiaries to the same extent recognized by Woronoco, except as may result in duplication of benefits. Except to the extent that such agreements are superseded by other arrangements, Berkshire will honor all obligations under employment and change-in-control agreements of Woronoco. Woronoco will terminate the Woronoco ESOP in connection with the merger.

Interests of Woronoco Directors and Executive Officers in the Merger That Are in Addition To and/or Different Than Yours

Some of the members of Woronoco’s management and board of directors have financial interests in the merger that are in addition to and/or different from their interests as stockholders of Woronoco. The Woronoco board was aware of these interests and considered them, among other matters, in approving the merger agreement.

New Letter Agreements. On December 16, 2004 and in connection with the execution of the merger agreement, Cornelius D. Mahoney, Chairman, President and Chief Executive Officer of Woronoco; Debra L. Murphy, Executive Vice President and Chief Financial Officer of Woronoco; and Agostino J. Calheno, Executive Vice President of Woronoco, each entered into a letter agreement with Woronoco and Woronoco Savings Bank under which each person’s existing employment agreement was terminated in exchange for the right to receive certain cash payments (the terms of the existing employment agreements are summarized under “—Employment Agreements” below). The letter agreements provide for a payment of $2,000,000, $500,000 and $500,000 to be paid to Mr. Mahoney, Ms. Murphy and Mr. Calheno, respectively, prior to the end of 2004, and an additional amount of up to $2,329,000, $1,294,000 and $1,276,000, to be paid to Mr. Mahoney, Ms. Murphy and Mr. Calheno, respectively, shortly after the effective time of the merger. The letter agreements also provide that following each executive’s termination of employment, Woronoco will provide continued medical and dental benefits for a period of three years, or if those benefits are not available, a cash payment equal to their estimated cost. Pursuant to the new letter agreements, each executive consented to amendments to the Woronoco supplemental executive retirement plan and each of their supplemental executive retirement agreements, which amendments generally eliminate the change in control provisions of these arrangements and are more fully described below under the headings “Supplemental Executive Retirement Plan” and “Supplemental Executive Retirement Agreements.” In addition, Mr. Mahoney’s letter agreement eliminated the change in control provisions contained in his split dollar life insurance agreement with Woronoco. The letter agreements limit all payments and benefits to the executive (whether under the letter agreement or otherwise) so that none of these payments or benefits will be non-deductible under Section 280G of the Internal Revenue Code.

Restrictive Covenant Agreements. On December 16, 2004 and in connection with the execution of the merger agreement, each of Mr. Mahoney, Ms. Murphy and Mr. Calheno entered into a restrictive covenant agreement with Berkshire under which each person agreed not to compete with Berkshire, solicit the customers or employees of Berkshire or disclose or otherwise use any confidential information of Berkshire for a period of three years following the completion of the merger. In exchange for each executive’s continued compliance with these covenants, each of Mr. Mahoney, Ms. Murphy and Mr. Calheno will be entitled to receive payments of $1,400,000, $675,000 and $675,000, respectively, over a period of three years following the closing date of the merger. The restrictive covenant agreements limit all payments and benefits to the executive (whether under the restrictive covenant agreement or otherwise) so that none of these payments or benefits will be non-deductible under Section 280G of the Internal Revenue Code, as amended.

Change in Control Agreements. Woronoco Savings Bank currently maintains a three-year change in control agreement with each of Mr. Robert W. Thomas, Senior Vice President of Woronoco and Ms. Susan L. DeFeo, Senior Vice President of Woronoco and six other officers. The agreements are renewable annually. The agreements provide that, in the event that the executive is involuntarily terminated or, under certain circumstances, voluntarily terminated during the three-year period following the completion of the merger, the executive would be entitled to receive a severance payment equal to three times the executive’s average annual compensation for the five most recent taxable years preceding termination. Woronoco Savings Bank would also continue and pay for life, health and disability coverage for thirty-six months following the termination. The change in control agreements limit all payments and benefits to the executive (whether under the change in control agreement or otherwise) so that none of these payments or benefits will exceed the lesser of (1) the maximum amount that the executive may receive without such payments being non-deductible under Section 280G of the Internal Revenue Code, as amended and (2) $439,113, in the case of Mr. Thomas and $432,467, in the case of Ms. Defeo.

Employment Agreements. Woronoco Savings Bank and Woronoco previously maintained employment agreements with Mr. Mahoney, Ms. Murphy and Mr. Calheno, which were terminated in their entirety by the letter agreements described under “—New Letter Agreements” above. The term of Mr. Mahoney’s Woronoco employment agreement was five years. The other employment agreements provided for three-year terms. Under Mr. Mahoney’s Woronoco Savings Bank employment agreement and Mr. Calheno’s and Ms. Murphy’s respective Woronoco Savings Bank and Woronoco employment agreements, an involuntary, or in certain circumstances voluntary, termination following a change in control of Woronoco Savings Bank or Woronoco would have entitled the executive to a severance payment equal to the greater of: (1) the payments and benefits due for the remaining term of the agreement; and (2) the greater of (a) three times the average of the five preceding taxable years’ annual compensation and (b) three times the annual compensation for the most recent taxable year. Woronoco Savings Bank and Woronoco would also have been required to continue the executive’s life, health, and disability coverage for the term of the agreement. Mr. Mahoney’s Woronoco employment agreement provided that his severance payment in connection with a change of control would equal the greater of (1) the payments and benefits due for the remaining term of the agreement and (2) the greater of (a) five times his average annual compensation for the preceding five taxable years and (b) five times his annual compensation for the last preceding taxable year. Woronoco would have continued Mr. Mahoney’s life, health and disability coverage for thirty-six months following the date of termination. Even though both Woronoco Savings Bank and Woronoco employment agreements provided for a severance payment if a change in control occurs, the executive would not have received duplicative payments or benefits under the agreements. Under each of the employment agreements, in the event that any of the payments or benefits had been subject to the excise tax under Section 280G of the Internal Revenue Code of 1986, as amended, Woronoco would have been obligated to pay to the executive an amount so as to enable the executive to retain the economic value of the payments he or she would have retained had he or she not been subject to the Section 280G excise tax.

Supplemental Executive Retirement Plan. Woronoco Savings Bank maintains a non-qualified deferred compensation arrangement known as the supplemental executive retirement plan to provide benefits to Mr. Mahoney, Ms. Murphy and Mr. Calheno that cannot be provided under the Woronoco ESOP as a result of Internal Revenue Code limitations. In addition to providing for annual benefits lost under the Woronoco ESOP, the supplemental executive retirement plan also makes up benefits lost in the event of a change in control of Woronoco or Woronoco Savings Bank prior to the complete repayment of the Woronoco ESOP loan and to participants who retire prior to the complete repayment of the Woronoco ESOP loan. On December 16, 2004 and in connection with the execution of the merger agreement, Mr. Mahoney, Ms. Murphy and Mr. Calheno each agreed to amend the plan to eliminate the change in control provisions and to provide that no additional benefits will accrue under the supplemental executive retirement plan after December 31, 2004.

Supplemental Executive Retirement Agreements. Woronoco Savings Bank maintains a supplemental executive retirement agreement with each of Mr. Mahoney, Ms. Murphy and Mr. Calheno. The agreements provide that upon termination of service on or after attaining age 65, each executive will receive a supplemental retirement benefit. The supplemental retirement benefits equal a percentage (75% in the case of Mr. Mahoney and 65% in the cases of Mr. Calheno and Ms. Murphy) of his or her final average compensation, reduced by certain amounts payable with respect to the 401(k) plan, the former pension plan and Social Security, multiplied by a factor related to the executive’s years of service (up to a maximum of 20 years of service) with Woronoco Savings Bank. The agreements also provide for reduced supplemental retirement benefits if any of the executives voluntarily terminate employment, other than on account of death, disability or in connection with a change in control, prior to attaining age 65 but after having attained age 55. If the executive dies or becomes disabled prior to terminating employment, the agreements provide that the executive will receive the benefit he or she would have received had he or she terminated employment at age 65. Upon the executive’s termination of employment for good reason following a change in control, the agreements provided for a benefit determined by imputing the years of service and compensation the executive would have earned through age 65. However, on December 16, 2004 and in connection with the execution of the merger agreement, Mr. Mahoney, Ms. Murphy, and Mr. Calheno each agreed to amend their respective supplemental retirement agreements to eliminate the change in control provisions.

Directors’ Retirement Plan. Woronoco Savings Bank maintains a retirement plan for non-employee directors. The plan provides that upon a director’s retirement at or after attaining age 65, the director will receive a benefit of $1,000 multiplied by the director’s years of service (up to a maximum of 15 years of service), paid annually over a ten-year period. If a director terminates service with the board prior to age 65, but after having completed five years of service, a benefit of $1,000 multiplied by the director’s years of service will be paid in annual installments over a ten-year period. If a change in control occurs, each director shall be treated as having retired at age 65 with 15 years of service. Completion of the merger constitutes a change in control under the Directors’ Retirement Plan.

Equity-Compensation Awards. Under the terms of the merger agreement, each stock option to purchase a share of Woronoco common stock will be converted at the closing of the merger into an option to purchase a share of Berkshire common stock at the same exercise price as immediately prior to the completion of the merger (provided that to the extent necessary the stock options will be adjusted in compliance with Section 424(a) of the Internal Revenue Code), and each restricted share or other right measured by the value of Woronoco common stock will be converted into a restricted share or right measured by the value of Berkshire common stock. Under the terms of the applicable stock plans of Woronoco, upon the completion of the merger, each unvested stock option or other award will vest and no longer be subject to restrictions and, in the case of stock options, will remain exercisable for the duration of the option term. Based on anticipated holdings of options and restricted shares as of June 30, 2005, Mr. Mahoney, Ms. Murphy, Mr. Calheno, Mr. Thomas, Ms. Defeo and the directors as a group will vest as of the closing of the merger in approximately 0, 0, 0, 1,300, 1,300, and 22,906 unvested stock options, respectively, and 10,000, 6,000, 6,000, 1,600, 3,200, and 13,200 restricted shares.

Berkshire and Berkshire Bank Boards of Directors. The directors and officers of Berkshire will remain the directors and officers of Berkshire following the merger, with the addition of Mr. Mahoney and two other Woronoco directors to the boards of Berkshire and Berkshire Bank, until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Berkshire. The new directors will be appointed over multiple classes of directors on the Berkshire and Berkshire Bank boards. Berkshire’s and Berkshire Bank’s bylaws will be amended as necessary to provide for the increased number of directors.

Berkshire Advisory Board. Berkshire has agreed to establish an advisory board as described above under “—Certain Covenants—Berkshire Advisory Board” on page 56.

Indemnification and Insurance. Under the merger agreement, Berkshire has agreed that all rights of Woronoco’s directors and officers to indemnification and exculpation for acts or omissions occurring prior to completion of the merger that exist under the charter and bylaw provisions of Woronoco and its subsidiaries, as well as under any other existing indemnification agreements, will survive completion of the merger for at least six years. During this period, Berkshire has also agreed to maintain Woronoco’s current liability insurance (or comparable substitute insurance) covering acts or omissions prior to completion of the merger for those persons who were covered by Woronoco’s directors’ and officers’ liability insurance policy prior to completion of the merger on terms and in amounts no less favorable than those in effect on the date of the merger agreement. The surviving corporation, however, will not be required to pay more than 200% of the amount paid by Woronoco in 2004 on an annualized basis to maintain such insurance.

Dissenters’ Appraisal Rights

Under Delaware law, holders of Woronoco common stock that do not wish to accept the merger consideration may elect to have the value of their shares of Woronoco common stock judicially determined and paid in cash, together with a fair rate of interest, if any. The valuation will exclude any element of value arising from the accomplishment or expectation of the merger. A stockholder may only exercise such appraisal rights by complying with the provisions of Section 262 of the Delaware General Corporation Law.

The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this document as Appendix D and incorporated into this summary by reference. If you wish to exercise appraisal rights or wish to preserve your right to do so, you should carefully review Section 262 and are urged to consult a legal advisor before electing or attempting to exercise these rights.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Woronoco common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Woronoco common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of Woronoco’s special meeting, the corporation, not less than twenty (20) days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This document constitutes notice to the Woronoco stockholders of the availability of appraisal rights, and the applicable statutory provisions of the Delaware General Corporation Law are attached to this document as Appendix D.

Any Woronoco stockholder wishing to exercise the right to demand appraisal under Section 262 of the Delaware General Corporation Law must satisfy each of the following conditions:

•	The stockholder must deliver to Woronoco a written demand for appraisal of its shares before the vote on the merger agreement at Woronoco’s special meeting. This demand will be sufficient if it reasonably informs Woronoco of the identity of the stockholder and that the stockholder intends by that writing to demand the appraisal of its shares.

•	The stockholder must not vote its shares of common stock in favor of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement. Therefore, a Woronoco stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement. Voting against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person.

•	The stockholder must continuously hold its shares from the date of making the written demand through the completion of the merger. A stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made but who thereafter transfers those shares prior to the completion of the merger will lose any right to appraisal in respect of those shares.

Only a stockholder of record of shares of Woronoco common stock is entitled to assert appraisal rights for those shares registered in that holder’s name. A demand for appraisal should:

•	be executed by or on behalf of the stockholder of record, fully and correctly, as its name appears on the stock transfer records of Woronoco;

•	specify the stockholder’s name and mailing address;

•	specify the number of shares of Woronoco common stock owned by the stockholder; and

•	specify that the stockholder intends thereby to demand appraisal of its common stock.

If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a bank or broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their nominees to determine appropriate procedures for the making of a demand for appraisal by such nominee.

A stockholder who elects to exercise appraisal rights pursuant to Section 262 should mail or deliver a written demand to:

Woronoco Bancorp, Inc.

31 Court Street

Westfield, Massachusetts 01085

Attention: Terry J. Bennett

Corporate Secretary

Within ten days after the completion of the merger, Berkshire must send a notice as to the completion of the merger to each of Woronoco’s former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted in favor of or consented to adoption of the merger agreement. Within 120 days after the completion of the merger, but not after that date, either Berkshire or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of common stock held by all stockholders demanding appraisal of their shares. Berkshire is under no obligation to, and has no present intent to, file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that Berkshire will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Since Berkshire has no obligation to file a petition, the failure of affected stockholders to do so within the period specified could nullify any previous written demand for appraisal. Under the merger agreement, Woronoco has agreed to give Berkshire prompt notice of any demands for appraisal it receives. Berkshire has the right to participate in all negotiations and proceedings with respect to demands for appraisal. Woronoco will not, except with the prior written consent of Berkshire, make any payment with respect to any demands for appraisal, offer to settle, or settle, any demands.

Within 120 days after the completion of the merger, any stockholder that complies with the provisions of Section 262 to that point in time will be entitled to receive from Berkshire, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which Woronoco received demands for appraisal and the aggregate number of holders of those shares. Berkshire must mail this statement to the stockholder by the later of ten days after receipt of the request or ten days after expiration of the period for delivery of demands for appraisals under Section 262.

A stockholder who timely files a petition for appraisal with the Delaware Court of Chancery must serve a copy upon Berkshire. Berkshire must, within twenty days of receipt of the petition, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and who have not reached agreements with it as to the value of their shares. After notice to stockholders as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determining what stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than the merger consideration they would be entitled to receive pursuant to the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, stockholders will be entitled to dividends or other distributions payable to holders of record of shares as of a record date prior to the completion of the merger.

Any stockholder may withdraw its demand for appraisal and accept the merger consideration by delivering to Berkshire, within sixty days of the effective date of the merger, a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than sixty days after the effective date of the merger will require written approval of Berkshire. Moreover, no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If Berkshire does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, if you are a Woronoco stockholder and are considering exercising your appraisal rights under the Delaware General Corporation Law, you should consult your own legal advisor.

DESCRIPTION OF CAPITAL STOCK

AND COMPARISON OF STOCKHOLDERS’ RIGHTS

Set forth below is a description of Berkshire’s capital stock, as well as a summary of the material differences between the rights of holders of Woronoco’s common stock and their prospective rights as holders of Berkshire’s common stock. If the merger agreement is approved, and the merger takes place, those holders of Woronoco’s common stock who receive the stock consideration will become holders of Berkshire’s common stock. As a result, Berkshire’s certificate of incorporation and amended and restated bylaws, and the applicable provisions of the General Corporation Law of the State of Delaware, referred to in this section as the “Delaware corporation law,” will govern the rights of current holders of Woronoco’s common stock who receive the stock consideration in the merger. The rights of those stockholders are governed at the present time by the certificate of incorporation and the amended and restated bylaws of Woronoco and, as will be the case after the merger, Delaware corporation law. The following comparison is based on the current terms of the governing documents of Berkshire and Woronoco and on the current provisions of the Delaware corporation law. The discussion is intended to highlight important similarities and differences between the rights of holders of Berkshire’s common stock and Woronoco’s common stock.

Berkshire’s Common and Preferred Stock

The certificate of incorporation of Berkshire authorizes issuance of 26,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of March 4, 2005, 5,835,515 shares of Berkshire’s common stock were outstanding, no shares of Berkshire’s preferred stock was outstanding, and Berkshire had outstanding stock options granted to directors, officers and other employees for another 594,533 shares of Berkshire’s common stock. Each share of Berkshire’s common stock has the same relative rights and is identical in all respects to each other share of Berkshire’s common stock. Berkshire’s common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

Holders of Berkshire’s common stock are entitled to one vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Berkshire’s common stock is not subject to additional calls or assessments by Berkshire, and all shares of Berkshire’s common stock currently outstanding are fully paid and non-assessable. For a discussion of the voting rights of Berkshire’s common stock, its lack of preemptive rights, the classification of Berkshire’s board of directors and provisions of Berkshire’s certificate of incorporation and bylaws that may prevent a change in control of Berkshire or that would operate only in an extraordinary corporate transaction involving Berkshire or its subsidiaries, see “—Certificates of Incorporation and Bylaws Provisions” on page 72.

Holders of Berkshire’s common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the board of directors of Berkshire out of any assets legally available for distribution. In the event of any liquidation, dissolution or winding up of Berkshire, the holders of Berkshire’s common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Berkshire available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Berkshire and after the liquidation preferences of all outstanding shares of any class of stock having preference over Berkshire’s common stock have been fully paid or set aside.

Woronoco’s Common and Preferred Stock

The certificate of incorporation of Woronoco authorizes 16,000,000 shares of Woronoco common stock, par value $.0.01 per share, and 2,000,000 shares of Woronoco preferred stock, par value $0.01 per share. As of March 6, 2005, there was 3,890,407 shares of Woronoco common stock outstanding, no share of Woronoco preferred stock outstanding, and Woronoco had outstanding stock options granted to directors, officers and other employees for another 270,920 shares of Woronoco’s common stock.

Each share of Woronoco’s common stock also has the same relative rights and is identical in all respects to each other share of Woronoco’s common stock. As with Berkshire’s common stock, Woronoco’s common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

Holders of Woronoco’s common stock also are entitled to one vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Holders of Woronoco’s common stock have distribution and liquidation rights similar to those of holders of Berkshire’s common stock. All shares of Woronoco’s common stock currently outstanding are fully paid and non-assessable. For a discussion of the voting rights of Woronoco’s common stock and provisions in Woronoco’s articles of incorporation which may prevent a change in control of Woronoco, see “—Certificates of Incorporation and Bylaws Provisions” on page 72.

Certificates of Incorporation and Bylaws Provisions

The following discussion is a general summary of provisions of Berkshire’s certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the certificate of incorporation and bylaws of Woronoco. The discussion is necessarily general and, for provisions contained in Berkshire’s certificate of incorporation and bylaws or in Woronoco’s certificate of incorporation and bylaws, reference should be made to the documents in question. Some of the provisions included in Berkshire’s certificate of incorporation and bylaws may serve to discourage a change in control of Berkshire even if desired by a majority of stockholders. These provisions are designed to encourage potential acquirers to negotiate directly with the board of directors of Berkshire and to discourage other takeover attempts.

Directors. Some of the provisions of Berkshire’s certificate of incorporation and bylaws could have the effect of impeding or delaying changes in majority control of Berkshire’s board of directors that are not approved by the board. Berkshire’s certificate of incorporation provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The bylaws further provide that the size of the board of directors is not to exceed 12 directors. Berkshire’s board of directors has by resolution fixed the current size of its board at 11 directors. Berkshire’s bylaws also prevent any person over the age of 72 from serving as a director and prevent certain persons who have been the subject of supervisory or criminal actions from serving as a director.

Woronoco’s bylaws’ provisions regarding directors are substantially similar to Berkshire’s; however, Woronoco does not limit the number of directors who can serve on its board, with the number of directors to be determined by a resolution of the Woronoco board. Woronoco’s certificate of incorporation, like Berkshire’s, divides its board into three classes with directors in each class elected for three-year staggered terms.

Both Berkshire’s and Woronoco’s bylaws provide that a vacancy occurring in the board of directors, including a vacancy created by any increase in the number of directors, is to be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Both companies’ charters and bylaws also provide that decreases in the number of authorized directors making up the board cannot shorten an incumbent director’s term.

Both Berkshire’s and Woronoco’s certificates of incorporation provide that a director may be removed from office only for cause and then only by the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of capital stock of the company entitled to vote on the election of directors, voting together as a single class.

Both Berkshire’s and Woronoco’s bylaws impose similar restrictions on the nomination by stockholders of candidates for election to the board of directors and the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Calling of Special Meetings. Both Berkshire’s and Woronoco’s certificates of incorporation and bylaws provide that a special meeting of stockholders may be called at any time, but only by the board of directors by a resolution adopted by a majority of the authorized directorships, regardless of any vacancies in directorships at the time. Stockholders are not authorized to call a special meeting.

Stockholder Action without a Meeting. Both Berkshire’s and Woronoco’s certificates of incorporation prohibit action by written consent of stockholders; all action must be taken by stockholders at an annual or special meeting.

Limitation on Liability of Directors and Indemnification. Both Berkshire’s and Woronoco’s certificates of incorporation provide that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director other than liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware corporation law; or

•	for any transaction from which a director derived an improper personal benefit.

Berkshire’s and Woronoco’s certificates of incorporation provide for indemnification of directors and officers of the company, as well as those serving at the request of the company as directors, officers, employees or agents of another entity, in the event such person is made or threatened to be made a party to or is involved in an action, suit or proceeding, civil or criminal, administrative or investigative by reason of such service. Both companies indemnify against all expense, liability and loss including attorney fees, judgments, fines, taxes, penalties and settlement payments reasonably incurred and to the fullest extent authorized by Delaware corporation law (including the right to have expenses advanced prior to the final disposition of a matter under certain circumstances). The Delaware corporation law imposes the limitation that indemnification may only extend to those persons, in the case of a civil action or proceeding, that acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the company, and, for any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Cumulative Voting. Neither Berkshire nor Woronoco stockholders have cumulative voting rights in the election of directors.

Preemptive Rights. Neither Berkshire’s nor Woronoco’s certificate of incorporation or bylaws provide for preemptive rights regarding the company’s securities.

Notice of Meetings. Both Berkshire’s and Woronoco’s bylaws require that written notice be given not less than ten nor more than sixty days prior to each annual or special meeting of stockholders.

Quorum. Both Berkshire’s and Woronoco’s bylaws provide that the holders of a majority of the shares of stock of the company entitled to vote at a meeting that are present in person or by proxy constitutes a quorum.

General Vote. Both Berkshire’s and Woronoco’s bylaws provide that all elections will be decided by a plurality of votes cast, and except as otherwise required by law or the certificate of incorporation, all other matters brought before meeting of stockholders will be decided by a majority of the votes cast.

Record Date. Both Berkshire’s and Woronoco’s bylaws provide that the board of directors may set a record date which shall not precede the resolution setting the record date nor be less than ten nor more than sixty days before the date of the stockholders meeting.

Approvals for Acquisitions of Control and Offers to Acquire Control. Both Berkshire’s and Woronoco’s certificates of incorporation each provide that a stockholder who beneficially owns in excess of 10% of the common stock of either company will not be permitted to vote shares of that company that exceed the 10% limit.

Procedures for Business Combinations. Both Berkshire’s and Woronoco’s certificates of incorporation requires approval of certain business combinations with persons defined as interested stockholders by virtue of their beneficial ownership of 10% or more of the outstanding common stock (or those that by virtue of the transaction would become affiliates thereof) by the affirmative vote of 80% of the voting power of the then-outstanding stock of the company entitled to vote on the election of directors. The business combinations covered by this provision include: (i) the merger or consolidation of the company or any of its subsidiaries with the interested person; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested person of assets of the company or its subsidiaries, which assets have a fair market value of 25% or more of the combined assets of the company and its subsidiaries; (iii) any similar transfer by the company to the interested person of securities having an aggregate fair market value of 25% or more of the combined fair market value of the then-outstanding common stock of the company and its subsidiaries (except to employee benefit plans); (iv) the adoption of a plan proposed by an interested stockholder for the liquidation or dissolution of the company; or (v) any reclassification of securities, recapitalization, merger or consolidation of the company with any of its subsidiaries, or other transaction effecting an increase in the proportionate shares of any class of securities of the company or its subsidiary owned by an interested person. Certain business combinations are not subject to this 80% approval threshold if such combinations are approved by a majority of disinterested directors, and any business combination may be exempted from this approval requirement if the combination both is approved by a majority of disinterested directors and meets specified price and procedure requirements that provide for consideration per share generally equal to or greater than that paid by the interested stockholder when it acquired its block of stock. Furthermore, at least 80% of the voting power of the company’s voting stock, voting together as a single class, is required to repeal this provision.

In evaluating an acquisition offer, both Berkshire’s and Woronoco’s certificates of incorporation provide that the board of directors may in its judgment give due consideration to all relevant factors, including without limitation, both the social and economic effects of accepting the offer on the company’s present and future customers and employees, on the communities in which the company and its subsidiaries operate or are located and on the ability of its subsidiary savings association to fulfill the objectives of a federally chartered stock form savings and loan association under applicable law and regulations.

Amendment to Certificates of Incorporation and Bylaws. Provisions of Berkshire’s and Woronoco’s certificates of incorporation may be amended generally pursuant to the procedures set forth in the Delaware corporation law, including that the board of directors must adopt a resolution declaring the advisability of the amendment and either call a special meeting to vote thereon or direct that it be voted on at the next annual meeting. Such an amendment is adopted by a vote of the majority of outstanding stock entitled to vote thereon. Adoption, amendment or repeal of several provisions of the certificate of incorporation requires an affirmative vote, however, of 80% of the voting power of the then-outstanding shares of capital stock entitled to vote on the election of directors, voting together as a single class. Those provisions requiring 80% vote include provisions related to amendment of the certificate of incorporation; beneficial ownership in excess of 10% voting limitation; restriction on action by written consent; special meeting procedures; the number of directors and the existence of a classified board, notice of stockholder business at meetings and removal of directors; amendment of bylaws by stockholders and directors; approval of business combinations; and indemnification.

Both Berkshire’s and Woronoco’s bylaws may be amended, altered or repealed at any meeting of the board, provided that notice of the proposed change is given at least two days prior to the meeting. Berkshire’s and Woronoco’s bylaws may also be amended, altered or repealed by the stockholders by the affirmative vote of 80% of the voting power of the then-outstanding shares of the capital stock entitled to vote on the election of directors, voting together as a single class, provided that notice of the proposed change is given in the notice of the stockholders meeting.

WHERE YOU CAN FIND MORE INFORMATION

Berkshire and Woronoco file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Berkshire or Woronoco files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Information about Berkshire can be found on the Internet at http://www.berkshirebank.com. Information about Woronoco can be found on the Internet at http://www.woronoco.com. We have included the web addresses of the SEC, Berkshire and Woronoco as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

Berkshire has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to Berkshire’s common stock to be issued to the Woronoco stockholders receiving the stock consideration in the merger. As permitted by the rules and regulations of the SEC, this joint proxy statement/prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC’s principal office in Washington, D.C. or the SEC’s Internet site as described above. Statements contained in this joint proxy statement/prospectus or in any document incorporated by reference into this joint proxy statement/prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this joint proxy statement/prospectus being qualified in all respects by reference to the document.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows Berkshire and Woronoco to incorporate by reference information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information presented in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates important business and financial information about Berkshire and Woronoco, and their subsidiaries that is not included in or delivered with this document. Berkshire has supplied all information contained or incorporated by reference in this document relating to Berkshire, as well as all pro forma information, and Woronoco has supplied all such information relating to Woronoco.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Berkshire and Woronoco have filed with the SEC:

BERKSHIRE FILINGS (File No. 001-15781)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2003

• Quarterly Reports on Form 10-Q	Quarters ended March 31, June 30 and September 30, 2004

• Current Reports on Form 8-K	April 29, 2004, June 18, 2004, July 21, 2004, July 22, 2004, October 28, 2004, December 17, 2004, January 27, 2005 and March 2, 2005 (other than information furnished under Regulation FD).

•      The description of Berkshire common stock set forth in the Registration Statement on Form 8-A filed March 31, 2000, which incorporates by reference the portion of the “Description of Berkshire Hills Stock” contained in Berkshire’s Registration Statement on Form S-1, filed March 10, 2000, and subsequently amended April 25, 2000 and May 10, 2000, and any amendment or report filed for the purpose of updating that description.

WORONOCO FILINGS (File No. 001-14671)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2003

• Quarterly Reports on Form 10-Q, and any amendment thereto	Quarters ended March 31, June 30 and September 30, 2004

• Current Reports on Form 8-K	April 22, 2004, July 22, 2004, October 6, 2004, October 21, 2004, December 21, 2004, January 25, 2005, February 24, 2005 and March 8, 2005 (other than information furnished under Regulation FD).

•      The description of Woronoco common stock set forth in the Registration Statement on Form 8-A filed December 4, 1998, which incorporates by reference the portion of the “Description of Capital Stock of the Company” contained in Woronoco’s Registration Statement on Form S-1, filed November 13, 1998, and subsequently amended December 30, 1998, January 12, 1999 and January 13, 1999, and any amendment or report filed for the purpose of updating that description.

These documents are available without charge, excluding any exhibits not specifically incorporated by reference in this joint proxy statement/prospectus, through Berkshire or Woronoco, as the case may be, or through the SEC or the SEC’s Internet site at http://www.sec.gov. You may obtain documents from the companies by request in writing or by telephone as follows:

Berkshire Hills Bancorp, Inc. 24 North Street Pittsfield, Massachusetts 01201 Attention: Rose A. Borotto Investor Relations (413) 236-3144	Woronoco Bancorp, Inc. 31 Court Street Westfield, Massachusetts 01085 Attention: Terry J. Bennett Corporate Secretary (413) 568-9141

If you would like to request documents from either company, please do so by April 4, 2005 to ensure that you receive such documents before the Berkshire and Woronoco special meetings of stockholders. If you request any incorporated documents, they will be mailed to you promptly by first class mail or sent by similar means.

Berkshire and Woronoco incorporate by reference additional documents that the companies may file with the SEC between the date of this document and the date of the Woronoco special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

Neither Berkshire nor Woronoco has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PROPOSALS FOR 2005 ANNUAL MEETINGS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the deadline for the submission of proposals by stockholders of Berkshire for inclusion in the proxy statement and form of proxy to be used by Berkshire in connection with the annual meeting of stockholders of Berkshire to be held on May 5, 2005 was December 2, 2004. Berkshire did not receive any stockholder proposals for inclusion in its proxy materials for its 2005 annual meeting of stockholders.

Berkshire’s bylaws provide that any stockholder proposals (including director nominations) intended to be presented at its 2005 annual meeting, other than a stockholder proposal submitted pursuant to Rule 14a-8 as described above, must have been received in writing at Berkshire’s principal executive office (24 North Street, Pittsfield, Massachusetts 01201) not less than 90 days prior to the date of the annual meeting, together with all supporting documentation required by its bylaws. However, if less than 100 days’ notice or prior public disclosure of the date of the annual meeting is given to Berkshire stockholders, such notice must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to Berkshire stockholders or prior public disclosure of the meeting date was made. Proxies solicited by the board of directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the deadline for the submission of proposals by stockholders of Woronoco for inclusion in the proxy statement and form of proxy to be used by Woronoco in connection with the annual meeting of stockholders of Woronoco was November 22, 2004. Woronoco did not receive any stockholder proposals for inclusion in its proxy materials for its 2005 annual meeting of stockholders.

Woronoco’s bylaws provide that any stockholder proposals (including director nominations) intended to be presented at its 2005 annual meeting, other than a stockholder proposal submitted pursuant to Rule 14a-8 as described above, must have been received in writing at Woronoco’s principal executive office (31 Court Street, Westfield, Massachusetts 01085) not less than 90 days prior to the date of the annual meeting, together with all supporting documentation required by its bylaws. However, if less than 100 days’ notice or prior public disclosure of the date of the annual meeting is given to Woronoco stockholders, such notice must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to Woronoco stockholders or prior public disclosure of the meeting date was made. Proxies solicited by the board of directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

Woronoco has not set a date for its 2005 annual meeting, and does not anticipate having an annual meeting in 2005 in view of the proposed merger with Berkshire.

OTHER MATTERS

We do not expect that any matters other than those described in this document will be brought before the special meetings of stockholders. If any other matters are presented, however, it is the intention of the persons named in the respective Berkshire and Woronoco proxy cards to vote proxies in accordance with the determination of a majority of Berkshire’s and Woronoco’s respective boards of directors, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve and adopt the merger agreement or otherwise.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of Berkshire and Woronoco may have appeared had the businesses actually been combined at the beginning of the period presented. The unaudited pro forma condensed combined financial information shows the impact of the merger of Berkshire and Woronoco on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Berkshire treated as the acquirer. Under this method of accounting, the assets and liabilities of Woronoco will be recorded by Berkshire at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of Berkshire and Woronoco as of and for the nine months ended September 30, 2004 and for the year ended December 31, 2003. The unaudited pro forma condensed combined balance sheet as of September 30, 2004 assumes the merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been completed on January 1, 2003.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Berkshire and Woronoco which are incorporated in this document by reference. See “Where You Can Find More Information” on page 75.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon completion of the merger.

Berkshire/Woronoco

Pro Forma Condensed Combined Balance Sheet

(unaudited)

The following preliminary unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Berkshire and Woronoco assuming the companies had been combined on September 30, 2004, on a purchase accounting basis.

	At September 30, 2004(1)
	Berkshire Hills Bancorp Historical	Woronoco Bancorp Historical	Pro Forma Acquisition Adjustments		Deleverage Adjustments		Combined Pro Forma
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$22,597	$19,593	$—		$—		$42,190
Investment securities	433,146	258,079	(53,562	)(2)	(135,753	)(5)	501,910
Loans, net	808,413	594,292	189	(3)	(117,247	)(5)	1,285,647
Premises and equipment, net	13,389	10,016	514	(3)	—		23,919
Goodwill	5,763	3,137	66,646	(2,3)	—		75,546
Other Intangible Assets	—	82	13,355	(3)	—		13,437
Other assets	27,201	13,280	—		—		40,481

Total assets	$1,310,509	$898,479	$27,142		$(253,000)		$1,983,130

Liabilities and Stockholders’ Equity:
Liabilities:
Deposits	$853,115	$462,200	$(484	)(3)	$(32,500	)(5)	$1,282,331
Borrowed funds	324,831	348,210	(1,340	)(3)	(220,500	)(5)	451,201
Other liabilities	4,075	6,793	—		—		10,868

Total liabilities	$1,182,021	$817,203	$(1,824)		$(253,000)		$1,744,400
Stockholder’s Equity:
Common stock	$77	$60	$(32	)(2,4)	$—		$105
Additional paid-in-capital	77,154	61,665	48,549	(2,4)	—		187,368
Unearned compensation	(7,832)	(3,882)	3,882	(4)	—		(7,832)
Retained earnings	92,469	50,308	(50,308	)(4)	—		92,469
Accumulated other comprehensive income	4,345	3,465	(3,465	)(4)	—		4,345
Shares issuable under stock awards plan		795	(795	)(4)	—		—
Treasury stock	(37,725)	(31,135)	31,135	(4)	—		(37,725)

Total stockholder’s equity	128,488	81,276	28,966		—		238,730

Total liabilities and stockholder’s equity	$1,310,509	$898,479	$27,142		$(253,000)		$1,983,130

(1)	Assumes the merger of Woronoco was completed on September 30, 2004 utilizing the purchase method of accounting. This pro forma statement is derived from the historical amounts of Berkshire and Woronoco as of September 30, 2004 and estimated purchase accounting adjustments.
(2)	Assumes an aggregate purchase price of $144.8 million (including the payment for Woronoco outstanding shares, Woronoco ESOP shares and stock options) to be paid in a combination of 75% common stock and 25% cash. In the aggregate, Woronoco common stockholders will receive 2.743 million shares of Berkshire’s stock, along with $32.9 million in cash. Assuming that 50% of Woronoco’s option holders will convert to Berkshire’s stock, those shareholders will receive 0.189 million shares of Berkshire’s stock, along with $1.8 million in cash. For the remaining 50% of Woronoco’s option holders, one Berkshire option will be granted for each Woronoco option, resulting in a total of 0.252 million Berkshire options. The purchase price was calculated based on Berkshire’s December 15, 2004 closing price of $37.01. Berkshire will also incur after tax merger related compensation and severance costs of $16.7 million, merger expenses of $3.0 million, and system and facilities conversion and other expenses of $1.8 million. In addition, a special $0.25 dividend will be paid to Woronoco shareholders, resulting in a cost to Berkshire of $0.9 million. The final amount of cash and Berkshire common stock issued in connection with the merger are not expected to differ materially from the above amounts.
(3)	Represents adjustments to record the assets and liabilities of Woronoco at fair value and include an increase in the value of loans ($189k) and fixed assets ($514 thousand) and a decrease in value of CD’s ($484 thousand) and borrowings ($1,340 thousand). In addition, an estimated core deposit intangible asset ($13.4 million) and goodwill ($66.6 million) is recorded. These adjustments are preliminary and are subject to change. The final adjustments will be calculated when the merger is effective and may be materially different than those presented here.
(4)	Adjustments result in the elimination of Woronoco’s stockholders’ equity.
(5)	Berkshire expects to retire $220.5 million of consolidated FHLB borrowings and $32.5 million of Woronoco’s brokered CD’s through the sale of $135.8 million in investments and $117.2 million in purchased loans.

Berkshire/Woronoco

Pro Forma Condensed Combined Statement of Income

(unaudited)

The following preliminary unaudited pro forma condensed combined statement of income combines the historical statements of income of Berkshire and Woronoco assuming the companies had been combined on January 1, 2003, on a purchase accounting basis.

	For the Nine Months Ended September 30, 2004(1)
	Berkshire Hills Bancorp Historical	Woronoco Bancorp Historical	Pro Forma Acquisition Adjustments		Deleverage Adjustments		Combined Pro Forma
	(All numbers in thousands, except per share data)
Interest and Dividend Income:
Loans	$32,247	$21,709	$(19	)(2)	$(3,553	)(3)	$50,384
Investment Securities	13,003	8,267	(1,607	)(4)	(4,286	)(3)	15,377
Other	24	16	—		—		40

Total interest and dividend income	45,274	29,992	(1,626)		(7,839)		65,801

Interest Expense:
Deposits	9,209	4,879	208	(2)	(665	)(3)	13,631
Borrowings	5,906	9,554	251	(2)	(7,955	)(3)	7,756

Total interest expense	15,115	14,433	459		(8,620)		21,387

Net interest income	30,159	15,559	(2,085)		781		44,414
Provision for loan losses	1,140	300	—		—		1,440

Net interest and dividend income after provision for loan losses	29,019	15,259	(2,085)		781		42,974
Non-interest income:
Fee Income	3,818	3,145	—	(5)	—		6,963
Gain on sale of securities	1,013	—	—	(5)	—		1,013
Gain on sale of loans, net	84	215	—	(5)	—		299
Other income	651	1,292	—	(5)	—		1,943

Total non-interest income	5,566	4,652	—		—		10,218
Non-interest expense:
Salaries and employee benefits	12,687	8,336	—	(6)	—		21,023
Occupancy and equipment	3,030	1,583	13	(2,6)	—		4,626
Other	5,960	4,061	—	(6)	—		10,021
Amortization of intangibles	—	38	1,008	(2)	—		1,046

Total non-interest expense	21,677	14,018	1,021		—		36,716

Income from continuing operations before income taxes	12,908	5,893	(3,106)		781		16,476
Provision for income taxes	4,144	1,721	(994	)(7)	250	(7)	5,121
Income from continuing operations	8,764	4,172	(2,112)		531		11,355
Loss from discontinued operations	(653)	—	—		—		(653)
Income tax benefit	(222)	—	—		—		(222)
Net loss from discontinuing operations	(431)	—	—		—		(431)

Net income	$8,333	$4,172	$(2,112)		$531		$10,924
Earnings Per Share:
Basic	$1.58	$1.22					$1.33
Diluted	1.45	1.15					1.22
Shares Used for Calculating Earnings Per Share:
Basic	5,284	3,410	2,932	(8)			8,216
Diluted	5,735	3,622	3,184	(8)			8,919

(1)	Assumes that the merger of Woronoco was completed on September 30, 2004.

(2)	Purchase accounting adjustments, representing market valuation premiums and discounts attributable to the merger, for loans, investment securities, deposits, borrowings and fixed assets are amortized/accreted using the straight-line method over the estimated lives of the related asset and liabilities. The core deposit intangible asset is being amortized using the straight-line method over 10 years.
(3)	The estimated effect of the deleverage impact on pre-tax income is $781.
(4)	Reflects the reduction to interest income relating to the portion of the purchase price, net of cash received from option exercises, that will be paid in cash ($31.1 million), directly related after-tax merger costs ($21.6 million), and special dividend costs ($0.9 million). These funds were assumed to have yielded a pre-tax rate of 4.00% for the nine months ended September 30, 2004.
(5)	Non-interest income does not reflect any revenue enhancement opportunities.
(6)	Non-interest expense does not reflect anticipated cost savings or merger integration expenses.
(7)	Adjustment to record the tax effect of the pro forma and deleverage adjustments using a income tax rate of 32%.
(8)	Adjustment reflects the additional 2.932 million shares and 0.252 million options issued in connection with the merger.

Berkshire/Woronoco

Pro Forma Condensed Combined Statement of Income

(unaudited)

The following preliminary unaudited pro forma condensed combined statement of income combines the historical statements of income of Berkshire and Woronoco assuming the companies had been combined on January 1, 2003, on a purchase accounting basis.

	For the Year Ended December 31, 2003(1)
	Berkshire Hills Bancorp Historical	Woronoco Bancorp Historical	Pro Forma Acquisition Adjustments		Deleverage Adjustments		Combined Pro Forma
	(All numbers in thousands, except per share data)
Interest and Dividend Income:
Loans	$47,683	$28,578	$(25	)(2)	$(4,737	)(3)	$71,499
Investment Securities	8,516	10,664	(2,142	)(4)	(5,715	)(3)	11,323
Other	109	62	—		—		171

Total interest and dividend income	56,308	39,304	(2,167)		(10,452)		82,993
Interest Expense:
Deposits	13,862	6,692	277	(2)	(887	)(3)	19,944
Borrowings	4,880	12,553	335	(2)	(10,606	)(3)	7,162

Total interest expense	18,742	19,245	612		(11,493)		27,106

Net interest income	37,566	20,059	(2,779)		1,041		55,887
Provision for loan losses	1,460	173	—		—		1,633

Net interest income after provision for loan losses	36,106	19,886	(2,779)		1,041		54,254
Non-interest income:
Fee Income	4,776	3,596	—	(5)	—		8,372
Gain on sale of securities	3,077	1,188	—	(5)	—		4,265
Gain (Loss) on sale of loans, net	(1,854)	1,200	—	(5)	—		(654)
Gain on sale of branches	—	183	—	(5)	—		183
Penalty for prepayment of FHLB advances	—	(539)	—	(5)	—		(539)
Other income	449	1,275	—	(5)	—		1,724

Total non-interest income	6,448	6,903	—		—		13,351
Non-interest expense:
Salaries and employee benefits	16,166	9,899	—	(6)	—		26,065
Occupancy and equipment	3,800	2,067	17	(2,6)	—		5,884
Other	8,277	5,927	—	(6)	—		14,204
Amortization of intangibles	—	54	1,344	(2)	—		1,398

Total non-interest expense	28,243	17,947	1,361		—		47,551

Income from continuing operations before income taxes	14,311	8,842	(4,140)		1,041		20,054
Provision for income taxes	5,161	2,555	(1,325	)(7)	333	(7)	6,724
Income from continuing operations	9,150	6,287	(2,815)		708		13,330
Loss from discontinued operations	(282)	—	—		—		(282)
Income tax benefit	(97)	—	—		—		(97)
Net loss from discontinued operations	(185)	—	—		—		(185)

Net income	$8,965	$6,287	$(2,815)		$708		$13,145
Earnings Per Share:
Basic	$1.70	$1.90					$1.60
Diluted	1.57	1.77					1.48
Shares Used for Calculating Earnings Per Share:
Basic	5,266	3,313	2,932	(8)			8,198
Diluted	5,703	3,546	3,184	(8)			8,887

(1)	Assumes that the merger of Woronoco was completed on January 1, 2003.

(2)	Purchase accounting adjustments, representing market valuation premiums and discounts attributable to the merger, for loans, investment securities, deposits, borrowings and fixed assets are amortized/accreted using the straight-line method over the estimated lives of the related asset and liabilities. The core deposit intangible asset is being amortized using the straight-line method over 10 years.
(3)	The estimated effect of the deleverage impact on pre-tax income is $1,041.
(4)	Reflects the reduction to interest income relating to the portion of the purchase price, net of cash received from option exercises, that will be paid in cash ($31.1 million), directly related after-tax merger costs ($21.6 million), and special dividend costs ($0.9 million). These funds were assumed to have yielded a pre-tax rate of 4.00% for the year ended December 31, 2003.
(5)	Non-interest income does not reflect any revenue enhancement opportunities.
(6)	Non-interest expense does not reflect anticipated cost savings or merger integration expenses.
(7)	Adjustment to record the tax effect of the pro forma and deleverage adjustments using a income tax rate of 32%.
(8)	Adjustment reflects the additional 2.932 million shares and 0.252 million options issued in connection with the merger.

EXPERTS

The consolidated financial statements of Berkshire at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Woronoco at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Berkshire common stock being registered in connection with the merger has been passed upon for Berkshire by its Senior Vice President, General Counsel and Corporate Secretary, Gerald A. Denmark.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents that are made part of this joint proxy statement/prospectus by reference to other documents filed with the SEC, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Berkshire and Woronoco, including future financial and operating results, cost savings, and accretion to reported earnings that may be realized from the merger; and (ii) Berkshire’s and Woronoco’s plans, objectives, expectations and intentions, and other statements contained in this presentation that are not historical facts, including with respect to Berkshire’s and Woronoco’s outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on Berkshire’s and Woronoco’s business operations or performance. These forward-looking statements are typically identified by words or phrases such as “believe,” “feel,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “position,” “target,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “seek,” “strive,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. Berkshire and Woronoco caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Berkshire and Woronoco assume no duty and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. The factors discussed elsewhere in this joint proxy statement/prospectus, and in documents filed with the Securities and Exchange Commission and incorporated into this joint proxy statement/prospectus by reference, and the following factors, among others, could cause actual results to differ materially from those anticipated in forward-looking statements or from historical performance:

•	the businesses of Berkshire and Woronoco may not be combined successfully, or such combination may take longer to accomplish than expected;

•	completion of the merger is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all;

•	the merger may be substantially more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of Woronoco’s business and operations into Berkshire, which will include conversion of Woronoco’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Woronoco’s or Berkshire’s existing businesses;

•	operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	the stockholders of Berkshire and Woronoco may fail to approve the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	the risks associated with a proposed balance sheet deleveraging;

•	difficulties associated with achieving expected future financial results;

•	changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which if adverse could result in:

•	a reduction in net interest income, value of assets under management and assets serviced, value of private equity investments and of other debt and equity investments, value of loans held for sale or value of other on-balance sheet and off-balance sheet assets; or

•	changes in the availability and terms of funding necessary to meet Woronoco’s or Berkshire’s liquidity needs;

•	the relative and absolute investment performance of assets under management;

•	the introduction, withdrawal, success and timing of business initiatives and strategies, decisions regarding further reductions in balance sheet leverage, the timing and pricing of any sales of loans held for sale, and Berkshire’s inability to realize any cost savings or revenue enhancements, or to implement integration plans relating to or resulting from any merger, acquisition, restructuring or divestiture, including the merger with Woronoco;

•	customer borrowing, repayment, investment and deposit practices and their acceptance of Woronoco’s or Berkshire’s products and services;

•	the impact of increased competition;

•	the manner in which Berkshire chooses to redeploy available capital, including the extent and timing of any share repurchases and acquisitions or other investments in Berkshire businesses;

•	the inability to manage risks inherent in Berkshire’s and Woronoco’s businesses;

•	the unfavorable resolution of legal proceedings or government inquiries; the impact of increased litigation risk from recent regulatory and other governmental developments; and the impact of risk to reputation created by recent regulatory and other governmental developments on such matters as business generation and retention, the ability to attract and retain management, liquidity and funding;

•	the denial of insurance coverage for claims made by Woronoco or Berkshire;

•	an increase in the number of customer or counterparty delinquencies, bankruptcies or defaults that could result in, among other things, increased credit and asset quality risk, a higher provision for credit losses and reduced profitability;

•	the impact, extent and timing of technological changes, the adequacy of intellectual property protection and costs associated with obtaining rights in intellectual property claimed by others;

•	the impact of the regulatory examination process and regulators’ future use of supervisory and enforcement tools;

•	terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Woronoco or Berkshire;

•	monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	demand for loan products, deposit flows;

•	demand for financial services in Berkshire’s or Woronoco’s market area; and

•	accounting principles and guidelines.

Most of these factors are difficult to predict accurately and are generally beyond the control of Berkshire and Woronoco.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Berkshire and Woronoco do not undertake—and specifically disclaim any obligation—to publicly release the result of any revisions which may be made to any forward-

looking statements contained in this joint proxy statement/prospectus, or in documents that are made part of this joint proxy statement/prospectus by reference to other documents filed with the SEC, to reflect events or circumstances after the date of these statements or to reflect the occurrence of anticipated or unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in forward-looking statements are discussed in Berkshire’s and Woronoco’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission, as described in “Where You Can Find More Information” on page 75. All subsequent written and oral forward-looking statements concerning the proposed merger or other matters attributable to Berkshire or Woronoco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

APPENDIX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BERKSHIRE HILLS BANCORP, INC.

AND

WORONOCO BANCORP, INC.

DATED AS OF DECEMBER 16, 2004

A-ii

INDEX OF DEFINED TERMS

Term	Page
Affiliate	A-53
Affiliated Person	A-53
Agreement	A-1
AMEX	A-7
Assumed Stock-Based Award	A-3
Assumed Stock Option	A-3
Bank Combination	A-44
BIF	A-10
Brokered Deposits	A-53
Business Day	A-1
Cash Consideration	A-2
Cash Election	A-2
Cash Election Shares	A-2
Certificate of Merger	A-1
Change in the Company Recommendation	A-40
Closing	A-1
Closing Date	A-1
Code	A-1
Company	A-1
Company Acquisition Agreement	A-51
Company Bank	A-9
Company Bank Designees	A-2
Company Common Stock	A-1
Company Disclosure Schedule	A-9
Company Filed SEC Documents	A-14
Company Holding Company Designees	A-2
Company Insiders	A-45
Company Material Contracts	A-13
Company Permitted Liens	A-10
Company Plan	A-19
Company Preferred Stock	A-10
Company Recommendation	A-43
Company Regulatory Agreement	A-15
Company SEC Documents	A-12
Company Section 16 Information	A-45
Company Stock-Based Award	A-3
Company Stock Certificates	A-6
Controlled Group Liability	A-20
Company Stockholder Approval	A-24
Company Stockholders Meeting	A-5
Company Stock Option	A-3
Company Stock Plans	A-3
Company Takeover Proposal	A-40
Confidentiality Agreement	A-40
Continuing Employees	A-46
Controlled Group Liability	A-20
Derivative Transactions	A-25
DGCL	A-1
Dissenting Shares	A-5

A-iii

Term	Page
Effective Time	A-1
Election	A-5
Election Deadline	A-6
Employee	A-13
Employer Securities	A-21
Employment Agreement	A-19
Environmental Claims	A-22
ERISA	A-19
ERISA Affiliate	A-20
ESOP	A-21
Evaluation Material	A-44
Excess ESOP	A-3
Exchange Act	A-10
Exchange Agent	A-6
Exchange Fund	A-5
Exchange Ratio	A-2
FDIC	A-10
Finance Laws	A-16
Form of Election	A-5
Form S-4	A-12
GAAP	A-12
Governmental Entity	A-11
HOLA	A-9
Holder	A-5
Indebtedness	A-14
Indemnified Parties	A-45
Instruments of Indebtedness	A-13
Intellectual Property	A-22
IRS	A-17
Joint Proxy Statement	A-12
knowledge	A-53
Leased Properties	A-27
Leases	A-26
Letter of Transmittal	A-8
Liens	A-9
Loan	A-21
Major Company Stockholder	A-11
Major Parent Stockholder	A-30
Material Adverse Change	A-53
Material Adverse Effect	A-53
Merger	A-1
Merger Consideration	A-3
Multiemployer Plan	A-19
Multiple Employer Plan	A-20
Non-Election Shares	A-2
OREO	A-28
Other Company Documents	A-15
Other Parent Documents	A-33
OTS	A-9
Owned Properties	A-26
Parent	A-1

A-iv

Term	Page
Parent Adjustment Event	A-4
Parent Advisory Board	A-48
Parent Bank	A-2
Parent Common Stock	A-2
Parent Convertible Securities	A-29
Parent Disclosure Schedule	A-28
Parent ERISA Affiliate	A-35
Parent Filed SEC Documents	A-33
Parent Permits	A-32
Parent Plans	A-34
Parent Preferred Stock	A-29
Parent Recommendation	A-43
Parent Regulatory Agreement	A-32
Parent SEC Documents	A-31
Parent Stock Certificate	A-7
Parent Stock Options	A-29
Parent Stock Plans	A-29
Parent Stockholder Approval	A-36
Parent Stockholders Meeting	A-35
Parent Title IV Plans	A-34
Permits	A-15
Permitted Deposit Liabilities	A-39
Person	A-53
Plan	A-19
Policies, Practices and Procedures	A-25
Pre-Termination Takeover Proposal Event	A-51
qualified by materiality	A-49
Qualified Plans	A-19
Representatives	A-43
Requisite Regulatory Approvals	A-48
Restraints	A-48
SEC	A-11
Securities Act	A-12
Shortfall Number	A-4
Software	A-22
Stock Consideration	A-2
Stock Conversion Number	A-4
Stock Election	A-2
Stock Election Number	A-4
Stock Election Shares	A-2
Subsidiary	A-54
Surviving Corporation	A-1
Tax	A-18
Tax Return	A-19
Taxes	A-18
Third Party Leases	A-27
Unlawful Gains	A-16
Wachtell, Lipton	A-1
Withdrawal Liability	A-20

A-v

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 16, 2004, by and between Berkshire Hills Bancorp, Inc., a Delaware corporation (“Parent”), and Woronoco Bancorp, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, each of Parent and the Company desire to enter into a transaction whereby the Company will merge with and into Parent (the “Merger”), with Parent being the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the right to receive the Merger Consideration (as defined in Section 2.1(b));

WHEREAS, the respective Boards of Directors of Parent and the Company have each approved this Agreement and the Merger in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”) and determined that the Merger is advisable; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby, adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, the Company shall be merged with and into Parent at the Effective Time (as defined below). Following the Effective Time, Parent shall be the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all of the rights and obligations of the Company in accordance with the DGCL.

SECTION 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI hereof, the closing of the Merger (the “Closing”) will take place at 9:00 a.m. on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the fifth Business Day (as defined herein) after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), unless another time or date is agreed to by the parties hereto. The Closing will be held at the offices of Wachtell, Lipton, Rosen & Katz (“Wachtell, Lipton”), 51 West 52nd Street, New York, New York 10019 or at such other location as is agreed to by the parties hereto. “Business Day” shall mean Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated to close.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger in accordance with the DGCL (the “Certificate of Merger”) and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in Sections 259 and 261 of the DGCL.

SECTION 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation and the bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

SECTION 1.6 Directors and Officers.

(a) From and after the Effective Time and subject to applicable law, the directors of Parent and Berkshire Bank (“Parent Bank”) shall respectively consist of the directors of Parent and Parent Bank in office immediately prior to the Effective Time, together with Cornelius Mahoney and two other individuals designated by the Company and reasonably acceptable to Parent from among those currently serving on the board of directors of the Company (these three individuals being collectively referred to as the “Company Holding Company Designees” and the “Company Bank Designees,” respectively), in each case as provided in Section 5.14, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of Parent and Parent Bank, as applicable.

(b) From and after the Effective Time, the officers of Parent shall become the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS;

EXCHANGE OF CERTIFICATES

SECTION 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(a) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company or Parent (in each case other than shares held in a fiduciary or agency capacity or in satisfaction of debts previously contracted) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Subject to the provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled and retired pursuant to Section 2.1(a) hereof, and other than Dissenting Shares (as defined in Section 2.4)) shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 2.5 below and subject to Section 2.3, into the right to receive the following, without interest:

(i) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.5 (a “Cash Election”), the right to receive in cash from Parent, without interest, an amount equal to $36.00 (the “Cash Consideration”) (collectively, “Cash Election Shares”);

(ii) for each share of Company Common Stock with respect to which an election to receive common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) has been effectively made and not revoked or lost pursuant to Section 2.5 (a “Stock Election”), the right to receive from Parent 1.00 (the “Exchange Ratio”) share of Parent Common Stock (the “Stock Consideration”) (collectively, the “Stock Election Shares”); and

(iii) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Section 2.5 ( “Non-Election Shares”), the right to receive from Parent such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3(c).

The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.” Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Stock Certificate (as defined in Section 2.5(d)) shall thereafter represent the right to receive the Merger Consideration, cash for fractional shares in accordance with Section 2.5(l) and any dividends or other distributions pursuant to Section 2.5(k) upon the surrender of the Company Stock Certificate in accordance with the terms hereof.

SECTION 2.2 Company Stock Options and Company Stock-Based Awards.

(a) Effective as of the Effective Time, each then outstanding option to purchase shares of Company Common Stock (each a “Company Stock Option”) granted pursuant to the Company’s 2004 Equity Compensation Plan, 2001 Stock Option Plan or Amended and Restated 1999 Stock-Based Incentive Plan (the “Company Stock Plans”) shall be assumed by Parent and shall be converted automatically into an option to purchase a number of shares of Parent Common Stock (rounded to the nearest whole share) (an “Assumed Stock Option”) at an exercise price determined as provided below (and otherwise subject to the terms of the Company Stock Plans and the agreements evidencing grants thereunder):

(i) The number of shares of Parent Common Stock to be subject to the Assumed Stock Option shall be equal to the number of whole shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time; and

(ii) The exercise price per share of Parent Common Stock under the Assumed Stock Option shall be equal to the exercise price per share, rounded to the nearest whole cent, of Company Common Stock under the Company Stock Option immediately prior to the Effective Time.

In the case of any Company Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions as were applicable to the corresponding Company Stock Options immediately prior to the Effective Time; provided, however, that references to the Company shall be deemed to be references to Parent.

(b) At the Effective Time, each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under the Company Stock Plans or accrued under the Supplemental Executive Retirement Plan for the Company Bank (the “Excess ESOP”), including restricted stock, restricted stock units, performance stock units and deferred stock units and excluding the Company Stock Options (each, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding or unsatisfied immediately prior to the Effective Time, shall cease to represent a right or award with respect to shares of Company Common Stock and shall be converted, at the Effective Time, into a right or award with respect to shares of Parent Common Stock (an “Assumed Stock-Based Award”), on the same terms and conditions as were applicable under the Company Stock-Based Awards, provided that all such rights or awards shall vest as of the Effective Time to the extent provided, as of the date hereof, by their terms. The number of shares of Parent Common Stock subject to each such Assumed Stock-Based Award shall be equal to the number of shares of Company Common Stock subject to the Company Stock-Based Award, rounded to the nearest whole share.

(c) Effective as of the Effective Time, Parent shall assume the Company Stock Plans and take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock upon the exercise of the Assumed Stock Options and settlement of the Assumed Stock-Based Awards. On or as soon as practicable following the Closing Date (and in no event more than ten Business Days after the Closing Date), Parent shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act (as defined below) with respect to the issuance of the shares of Parent Common Stock subject to the Assumed Stock Options and the

Assumed Stock-Based Awards and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such stock options remain outstanding.

(d) Prior to the Effective Time, the Company shall take any and all actions necessary to effectuate this Section 2.2, including the approval of any amendments to the Company’s Stock Plans and the Excess ESOP.

SECTION 2.3 Certain Adjustments; Proration.

(a) If after the date hereof and on or prior to the Effective Time the outstanding shares of Parent Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur (any such action, a “Parent Adjustment Event”), the Exchange Ratio shall be proportionately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such Parent Adjustment Event.

(b) Notwithstanding any other provision contained in this Agreement, (1) the total number of shares of Company Common Stock to be converted into Stock Consideration pursuant to Section 2.1(b) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time by (y) 0.75 and (2) all of the other shares of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into Cash Consideration (in case of each of clauses (1) and (2), excluding shares of Company Common Stock to be canceled as provided in Section 2.1(a) and Dissenting Shares).

(c) Within five Business Days after the Effective Time, Parent shall cause the Exchange Agent (as defined in Section 2.5) to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock

Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

SECTION 2.4 Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised his appraisal rights under the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his right to dissent from the Merger under the DGCL and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right after the Election Deadline, each share of such holder’s Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Stock Election Consideration or the Cash Election Consideration, or a combination thereof, as determined by Parent in its sole discretion. The Company shall give Parent (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

SECTION 2.5 Election and Exchange Procedures. Each holder of record of shares of Company Common Stock (other than Dissenting Shares) (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.5 (herein called an “Election”) (x) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Immediately prior to the Closing, Parent shall deposit or cause to be deposited in trust with the Exchange Agent certificates representing the Parent Common Stock issuable pursuant to Section 2.1(b)(ii), cash sufficient to pay the Cash Consideration pursuant to Section 2.1(b)(i), cash in lieu of fractional shares pursuant to Section 2.5(l) and any dividends and other distributions pursuant to Section 2.5(k). Any cash and certificates of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to the Company’s stockholders entitled to vote at the meeting of the stockholders of the Company at which the stockholders of the Company consider and vote on this Agreement (the “Company Stockholders Meeting”) so as to permit the Company’s stockholders to exercise their right to make an Election prior to the Election Deadline (as defined below).

(c) Parent shall make the Form of Election initially available at the time that the Joint Proxy Statement (as defined herein) is made available to the stockholders of the Company, to such stockholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made available less than twenty (20) days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, which Person shall be designated by Parent and not reasonably objected to by the Company (the “Exchange Agent”), shall have received, by 5:00 p.m. New York City time, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by certificates of the shares of Company Common Stock (the “Company Stock Certificates”) to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. New York City time on the date that is the day prior to the date of the Company Stockholder Meeting. Parent and the Company shall cooperate to issue a press release announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(e) If Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Company stockholder may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. Any Company stockholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Company Stock Certificate, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Parent that this Agreement has been terminated in accordance with Article VII.

(g) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Company Stock Certificate so surrendered is registered, it shall be a condition to such payment that such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Company Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. The Exchange Agent or the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Exchange Agent or the Surviving Corporation and such amounts shall be delivered by the Exchange Agent or the Surviving Corporation to the applicable taxing authority.

(h) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(i) Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock six months after the Effective Time shall be delivered to the Surviving Corporation and any holders of Company Common Stock who have not theretofore complied with this Section 2.5 shall thereafter look only to the Surviving Corporation for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to

Section 2.1(b), any cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.5(l) and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.5(k). Notwithstanding the foregoing, neither the Parent nor the Exchange Agent shall be liable to any Holder of a Company Stock Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(j) If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Exchange Agent or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent or the Surviving Corporation will deliver in exchange for such lost, stolen or destroyed Company Stock Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, in each case, pursuant to this Agreement.

(k) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.5(l) below, and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company Stock Certificate in accordance with Section 2.5(o) below. Subject to the effect of applicable laws, following surrender of any such Company Stock Certificate there shall be paid to the Holder of a certificate for Parent Common Stock (a “Parent Stock Certificate”) representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date prior to such surrender payable with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock. Parent shall make available to the Exchange Agent cash for these purposes, if necessary.

(l) (i) No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Stock Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Stock Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of: (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the closing price for a share of Parent Common Stock on the American Stock Exchange (the “AMEX”) on the third trading day immediately preceding the Effective Time. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify the Surviving Corporation, and the Surviving Corporation shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(m) Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Company Stockholder with the Election procedures set forth herein, (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.5, (C) the issuance and delivery of Parent Stock Certificates into which shares of Company Common Stock are converted in the Merger and (D) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock where the holder of the applicable Company Stock Certificate has no right to receive whole shares of Parent Common Stock.

(n) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or the Surviving Corporation, as the case may be, on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Parent, if resulting prior to the Effective Time, or to the Surviving Corporation, if resulting following the Effective Time.

(o) Within five Business Days after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a Company Stock Certificate who did not properly complete and submit a Form of Election: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Stock Certificates shall pass, only upon delivery of the Company Stock Certificates (or affidavits of loss in lieu of such certificates) to the Exchange Agent, and which Letter of Transmittal shall be in customary form and have such other provisions as Parent or the Surviving Corporation, as the case may be, may reasonably specify (“Letter of Transmittal”) and (ii) instructions for effecting the surrender of such Company Stock Certificates in exchange for the Merger Consideration (and any cash to be paid pursuant to Sections 2.5(k) or 2.5(l)). Upon surrender of a Company Stock Certificate to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor (i) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1(b)(ii), and (ii) a check for the cash portion of the Merger Consideration that such holder has a right to receive pursuant to Section 2.1(b)(i) and for the cash that such holder has the right to receive pursuant to the provisions of this Section 2.5, including cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.5(l) and dividends and other distributions pursuant to Section 2.5(k). No interest will be paid or will accrue on any cash payable for the cash portion of the Merger Consideration or pursuant to Section 2.5(k) or Section 2.5(l).

(p) All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of this Article II (including any cash paid pursuant to Sections 2.5(k) or 2.5(l)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. Until surrendered as contemplated by this Section 2.5, each Company Stock Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration (and any cash to be paid pursuant to Sections 2.5(k) or 2.5(l)).

(q) At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.1 Representations and Warranties of the Company. Except as set forth on the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) and making reference to the particular subsection of this Agreement to which exception is being taken, the Company represents and warrants to Parent as follows:

(a) Organization, Standing and Corporate Power.

(i) Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries other than Woronoco Savings Bank (“Company Bank”), for those jurisdictions where the failure to be duly organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect to the Company. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company is duly registered as a savings and loan holding company with the Office of Thrift Supervision (the “OTS”) under the Home Owners’ Loan Act of 1933 (the “HOLA”), and Company Bank is a Massachusetts chartered savings bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

(ii) The Company has delivered or made available to Parent prior to the execution of this Agreement complete and correct copies of the certificate of incorporation and bylaws or other organizational documents, as amended to date, of the Company and its Subsidiaries.

(iii) Except as set forth in Section 3.1(a) of the Company Disclosure Schedule, the minute books of the Company and its Subsidiaries, in all material respects, contain accurate records of all meetings and accurately reflect all other material actions taken by the stockholders of the Company and its Subsidiaries, the boards of directors of the Company and its Subsidiaries and all standing committees of the boards of directors of the Company and its Subsidiaries.

(b) Subsidiaries. Section 3.1(b) of the Company Disclosure Schedule lists all the Subsidiaries of the Company, whether consolidated or unconsolidated, and sets forth the issued and outstanding securities of each of such Subsidiaries and its jurisdiction of incorporation. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, all outstanding shares of capital stock of, or other equity interests in, each such Subsidiary: (i) have been validly issued and are fully paid and nonassessable; (ii) are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than those imposed generally on similar entities under applicable law (collectively, “Liens”), and other than Company Permitted Liens (as defined in this Section 3.1(b)); and (iii) other than Company Permitted Liens, are free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as currently conducted. Neither the Company nor any of its Subsidiaries conducts any operations outside of the United States or conducts any operations that are subject to any regulatory oversight by Governmental Entities (as defined below in Section 3.1(d)) outside of the United States. Other than the Subsidiaries of the Company, the Company does not own or control, directly or indirectly, a 5% or greater equity interest in any corporation, company, association, partnership, joint venture or other entity, nor is any corporation, company, association, partnership, joint venture or other entity consolidated with the Company for financial reporting purposes. For purpose of this Section 3.1(b) (except as indicated) and elsewhere through this Agreement “Company Permitted Liens” shall mean (A) Liens described in Section 3.1(b) of the Company Disclosure Schedule; (B) restrictions on transferability pursuant to federal and state securities laws; and (C) Liens for Taxes not yet due or delinquent or being contested in good faith and for which reserves appropriate in all material respects have been established in accordance with GAAP (as defined in Section 3.1(e)(ii)). The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund (the “BIF”) to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Company Bank.

(c) Capital Structure. The authorized capital stock of the Company consists of 16,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”). As of the date of this Agreement: (i) 3,657,336 shares of Company Common Stock were issued and outstanding; (ii) 2,341,524 shares of Company Common Stock were held by the Company in its treasury and no shares of Company Common Stock were held by Subsidiaries of the Company; (iii) no shares of Company Preferred Stock were issued and outstanding; (iv) no shares of Company Preferred Stock were held by the Company in its treasury or were held by any Subsidiary of the Company; (v) 1,112,755 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which 503,991 shares are subject to outstanding Company Stock Options; and (vi) 22,295 shares of Company Common Stock are subject to Company Stock-Based Awards that are accrued as of the date hereof under the Excess ESOP. All outstanding shares of capital stock of the Company are, and all shares thereof which may be issued prior to the Closing will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. The Company has delivered to Parent a true and complete list, as of the close of business on the date of this Agreement, of all outstanding Company Stock Options granted under the Company Stock Plans and all outstanding and unvested Company Stock-Based Awards granted or accrued under the Company Stock Plans and the Excess ESOP, or otherwise granted, the number of shares subject to each such Company Stock Option or Company Stock-Based Award, the grant dates, the vesting schedule and the exercise prices (if any) of each such Company Stock Option or Company Stock-Based Award and the names of the holders thereof. Except as set forth in this Section 3.1(c), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or voting securities or other ownership interests of the Company, (B) any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other ownership interests of the Company, or (C) any warrants, calls, options or other rights to acquire from the Company or any Subsidiary of the Company, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for, capital stock or voting securities or other ownership interests of the Company, and (y) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, other than pursuant to any “cashless exercise” provision of any Company Stock Options as previously disclosed to Parent. Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other ownership interests in any Subsidiary of the Company, (B) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for, any capital stock, voting securities or other ownership interests in, any Subsidiary of the Company or (C) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of Subsidiaries of the Company or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party and, to the knowledge of the Company as of the date hereof, no other Person having beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 5% or more of the outstanding

Company Common Stock (a “Major Company Stockholder”) is a party, to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or antidilutive rights with respect to any of the securities of the Company or any of its Subsidiaries. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or, to the knowledge of the Company as of the date hereof, any Major Company Stockholder is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

(d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject, in the case of the Merger, to the Company Stockholder Approval (as defined in Section 3.1(r)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency or other similar laws now or hereafter in effect affecting creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought. Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby (including the Bank Combination (as defined in Section 5.3(c))) and compliance with the provisions of this Agreement will not, conflict with, or result in any violation, forfeiture or termination of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of forfeiture, termination, cancellation or acceleration (with or without notice or lapse of time, or both) of any obligation or loss of a benefit or, in the case of clause (iii) below, any material obligation or loss of a material benefit, under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, (i) the certificate of incorporation or bylaws of the Company, (ii) the certificate of incorporation or bylaws or the comparable organizational documents of any of its Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease, vendor agreement, software agreement or other agreement, instrument, Intellectual Property (as defined in Section 3.1(n)) right, permit, concession, franchise, license or similar authorization applicable to the Company or any of its Subsidiaries or their respective properties or assets that is, individually or in the aggregate, material to the operations of the Company and its Subsidiaries, taken as a whole, or (iv) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (iii) and (iv) only, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate (x) reasonably be expected to result in a Material Adverse Effect on the Company or (y) reasonably be expected to materially impair or materially delay the ability of the Company to perform its obligations under this Agreement. Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any (i) Federal, state, local, municipal or foreign government, (ii) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (iii) any self-regulatory organization, administrative or regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (1) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a registration statement on Form S-4 to be prepared and filed in connection with the issuance of Parent Common Stock in the Merger, including the joint proxy statement and other proxy solicitation materials of the Company and Parent constituting a part thereof (the “Joint Proxy Statement”) (as it may be amended from time to time, the “Form S-4”), and the declaration of effectiveness thereof by the SEC, and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the filing of articles of merger or consolidation with the Secretary of the Commonwealth of Massachusetts to effect the Bank Combination and such filings with Governmental Entities to satisfy the applicable requirements of the laws of states in which the Company and its Subsidiaries are qualified or licensed to do business or state securities or “blue sky” laws; (3) the approval of the OTS under the HOLA; (4) the approval of the Massachusetts Division of Banks; (5) the approval by the Massachusetts Depositors Insurance Fund; (6) the approval of the FDIC; (7) any required filing with or notice to the Massachusetts Division of Insurance, Massachusetts Board of Bank Incorporation and Massachusetts Housing Partnership Fund; and (8) the filings required as a result of the particular status of Parent.

(e) Company Documents; Undisclosed Liabilities.

(i) Since January 1, 2002, the Company has filed all required reports with the SEC and all required schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC (collectively, the “Company SEC Documents”). As of their respective filing dates, (i) except as set forth in Section 3.1(e) of the Company Disclosure Schedule, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and (ii) no Company SEC Document, as of its date, except as amended or supplemented by a subsequent Company Filed SEC Document (as defined in Section 3.1(g)), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and no Company SEC Document filed subsequent to the date hereof will contain as of its date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The financial statements of the Company and its consolidated Subsidiaries included in Company SEC Documents (including the related notes) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States and the applicable standards of the Public Company Accounting Oversight Board (United States), as applicable (together, “GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject in the case of unaudited statements, to recurring year-end audit adjustments normal in nature and amount).

(iii) Except (A) as reflected in the Company’s unaudited balance sheet as of September 30, 2004 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP) or (B) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004 or in connection with this Agreement or the transactions contemplated hereby, the Company and its Subsidiaries, taken as a whole, do not have any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise.

(iv) The Company’s and its Subsidiaries’ books and records fairly reflect in all material respects the transactions to which each of the Company and its Subsidiaries are a party or by which its or its

Subsidiaries properties or assets are subject or bound. Such books and records have been properly kept and maintained and are in compliance with all applicable legal and accounting requirements.

(f) Certain Contracts. Except as set forth in the exhibit index for the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 or as permitted pursuant to Section 4.1 or as set forth on Section 3.1(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to the incurring of Indebtedness (as defined in this Section 3.1(f)) by the Company or any of its Subsidiaries in an amount in excess in the aggregate of $250,000, including any such agreement which contains provisions that restrict, or may restrict, the conduct of business of the issuer thereof as currently conducted (collectively, “Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect (A) the ability of the Company or its businesses to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of the Company and its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Parent and its Subsidiaries, is or would be conducted, (iv) any agreement providing for the indemnification by the Company or a Subsidiary of the Company of any Person, (v) any joint venture or partnership agreement, (vi) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own or operate any business or own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business, (vii) any contract or agreement providing for any material (individually or in the aggregate) payments that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries, (viii) any collective bargaining agreement, (ix) any agreement with, or for the benefit of, any past or present director or officer of the Company under which the Company has a continuing obligation, whether fixed or contingent, and any employment agreement with, or any agreement or arrangement that contains any severance pay or post-employment liabilities or obligations (other than as required by law) to, any employee or former employee of the Company or its Subsidiaries (any such Person, hereinafter, an “Employee”), (x) any agreement regarding any agent bank or other similar relationships with respect to lines of business, (xi) any agreement that contains a “most favored nation” clause or other term providing preferential pricing or treatment to a third party, (xii) any agreement material to the Company pertaining to the use of or granting any right to use or practice any rights under any Intellectual Property, whether the Company is the licensee or licensor thereunder, (xiii) any material agreements pursuant to which the Company or any of its Subsidiaries leases any real property, (xiv) any contract or agreement material to the Company providing for the outsourcing or provision of servicing of customers, technology or product offerings of the Company or its Subsidiaries, and (xv) any contract or other agreement not made in the ordinary course of business consistent with past practice which (A) is material to the Company or (B) which would reasonably be expected to materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (the agreements, contracts and obligations of the type described in clauses (i) through (xv) being referred to herein as “Company Material Contracts”). Each Company Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and, to the knowledge of the Company, any other party thereto and is in full force and effect. Neither the Company nor any of its Subsidiaries is in breach or default under any Company Material Contract except where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary of the Company knows of, or has received notice of, any violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Prior to the date hereof, the Company has made available to Parent true and complete copies of all Company Material Contracts. There are no provisions in any Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder, or that require that any financial payment (other than payment of outstanding principal and accrued interest) be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration. For purposes of this Section 3.1(f) and elsewhere through this Agreement, “Indebtedness” of a Person shall mean (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such Person capitalized in accordance with GAAP, and (iv) all obligations of such Person under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions.

(g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as set forth in Section 3.1(g) of the Company Disclosure Schedule, or as specifically identified in the Company SEC Documents filed and publicly available prior to the date hereof (as amended to the date hereof, “Company Filed SEC Documents”), since September 30, 2004, the Company and its Subsidiaries have conducted their respective businesses, in all material respects only in the ordinary course of business consistent with past practice and there has not been:

(i) any Material Adverse Change in the Company,

(ii) any issuance of Company Stock Options or restricted shares of Company Common Stock, or any other equity-based award, to any directors, officers, Employees or consultants of the Company or any of its Subsidiaries (in any event identifying in Section 3.1(g)(ii) of the Company Disclosure Schedule the issue date, exercise price and vesting schedule, as applicable, for issuances thereto since September 30, 2004),

(iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the capital stock of the Company or its Subsidiaries, other than a quarterly cash dividends not in excess of $0.2025 per share on the Company Common Stock, and other than dividends paid by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company,

(iv) any split, combination or reclassification of any of the Company’s capital stock, or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock or upon the exercise of Company Stock Options awarded prior to the date hereof in accordance with their present terms,

(v) (A) any granting by the Company or any of its Subsidiaries to any current or former directors, executive officers, Employees or consultants any increase in compensation, bonus or other benefits, except for (x) increases to Employees who are not current or former directors or officers that were made in the ordinary course of business consistent with past practice, (y) as required from time to time by applicable law affecting wages and (z) as required by the terms of plans or arrangements existing prior to such date and described in Section 3.1(k) of the Company Disclosure Schedule, (B) any granting by the Company or any of its Subsidiaries to any such current or former directors, executive officers, Employees or consultants of any increase in severance or termination pay, (C) any entry by the Company or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former directors, officers, Employees or consultants, except as required from time to time by applicable law, or (D) acceleration of the vesting or payment of compensation payable or benefits provided or to become payable or provided to any of current or former directors, officers, Employees, consultants or service providers or otherwise payment of any amounts, granting of any awards or providing of any benefits not otherwise due in accordance with the terms of existing contractual obligations,

(vi) other than as described in the Company’s Filed SEC Documents, any change in any material respect in accounting methods, principles or practices by the Company affecting its assets, liabilities or business, including any reserving, renewal or residual method, or estimate of practice or policy, other than changes after the date hereof to the extent required by a change in GAAP,

(vii) any Tax election or change in or revocation of any Tax election, amendment to any Tax Return (as defined in Section 3.1(j)), closing agreement with respect to Taxes, or settlement or compromise of any Tax liability by the Company or its Subsidiaries,

(viii) any material change in investment policies, or

(ix) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

(h) Licenses; Compliance with Applicable Laws.

(i) Section 3.1(h) of the Company Disclosure Schedule sets forth a true and complete listing of all states in which the Company and its Subsidiaries are licensed to conduct business. The Company, its Subsidiaries and Employees hold all permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the “Permits”) that are required for the operation of the respective businesses of the Company and its Subsidiaries as presently conducted, except insofar as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is, and for the last five years has been, in compliance in all respects with the terms of such Permits and all such Permits are in full force and effect and no suspension, modification or revocation of any of them is pending or, to the knowledge of the Company, threatened nor, to the knowledge of the Company, do grounds exist for any such action, except where non-compliance or such suspension, modification or revocation would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(ii) Except where failure to comply would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, each of the Company and its Subsidiaries is, and for the last five years has been, in compliance with all applicable statutes, laws, regulations, ordinances, Permits, rules, judgments, orders, decrees or arbitration awards of any Governmental Entity applicable to the Company or its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of, any Governmental Entity that restricts in any respect the conduct of its business or that in any respect relates to its capital adequacy, its policies, its management or its business (each, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries or Affiliates (as defined in Section 8.3(a)) (A) to the Company’s knowledge, been advised since January 1, 2002 by any Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement or (B) have knowledge of any pending or threatened investigation by any Governmental Entity. Neither the Company nor any of its Subsidiaries is in breach or default under any Company Regulatory Agreement in any material respect. Prior to the date hereof, the Company has made available to Parent true and complete copies of all Company Regulatory Agreements.

(iv) Except for filings with the SEC, which are the subject of Section 3.1(e), since January 1, 2002, the Company and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity (the “Other Company Documents”), and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such payments and filings would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries. The Company has delivered or made available to Parent a true and complete copy of each material Other Company Document requested by Parent.

(v) Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or Employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable laws or regulations which would be required to be disclosed in any Other Company Document except as disclosed therein, and no such disciplinary proceeding or order is pending, nor to the knowledge of the Company threatened, except where non-disclosure, or such preceding or order, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(vi) The Company Bank is “well-capitalized” and “well managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “high satisfactory.”

(vii) Neither the Company or any of its Affiliates, nor, to the knowledge of the Company, any “affiliated person” (as defined in the Investment Company Act) of the Company or any of its Affiliates, is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act of 1940 to act as, or subject to any disqualification which would form a reasonable basis for any denial, suspension or revocation of the registration of or licenses or for any limitation on the activities of the Company or any of its Affiliates as, an investment advisor (or in any other capacity contemplated by said Act) to a registered investment company. Neither the Company or any of its Affiliates, nor to the knowledge of the Company, any “associated person of a broker or dealer” (as defined in the Exchange Act) of the Company or any of its Affiliates, is ineligible pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person to a registered broker-dealer or is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or otherwise ineligible to serve as a broker-dealer or as an associated person to a registered broker-dealer.

(viii) The business and operations of the Company and of each of the Company’s Subsidiaries through which the Company conducts its finance activities have been conducted in compliance with all applicable statutes and regulations regulating the business of consumer lending, including state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other Federal, state, local and foreign laws regulating lending (“Finance Laws”), and have complied with all applicable collection practices in seeking payment under any loan or credit extension of such Subsidiaries, except where non-compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. In addition, there is no pending or, to the knowledge of the Company, threatened charge by any Governmental Entity that the Company or any of its Subsidiaries has violated any applicable Finance Laws, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(ix) Since January 1, 2002, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other Person acting on behalf of the Company or any of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering laws, has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering laws has, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering laws and the rules and regulations issued thereunder, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(i) Litigation. Except as set forth in Section 3.1(i) of the Company Disclosure Schedule, which contains a true and current (as of the date hereof) summary description of any pending and, to the Company’s knowledge, threatened litigation, action, suit, proceeding, investigation or arbitration, the forum, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies requested, no action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity, in each case with respect to the Company or any of its Subsidiaries or any of their respective properties or Permits, is pending or, to the knowledge of the Company, threatened, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(j) Taxes. For purposes of this Section 3.1(j) any reference to the Company or the Company’s Subsidiaries shall be deemed to include a reference to the Company’s predecessors or the Company’s Subsidiaries’ predecessors, respectively, except where inconsistent with the language of this Section 3.1(j).

(i) Each of the Company and each of its Subsidiaries has (A) timely filed (or there have been timely filed on its behalf) with the appropriate Governmental Entities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; (B) timely paid in full (or there has been timely paid in full on its behalf) all material Taxes and (C) made adequate provision in all material respects (or adequate provision in all material respects has been made on its behalf) for all accrued Taxes not yet due. The accruals and reserves for Taxes reflected in the Company’s audited consolidated balance sheet as of December 31, 2003 (and the notes thereto) and the most recent quarterly financial statements (and the notes thereto) are adequate in all material respects to cover all Taxes accrued or accruable through the date thereof.

(ii) There are no material Liens for Taxes upon any property or assets of the Company or any Subsidiary of the Company, except for Company Permitted Liens for Taxes not yet due.

(iii) Each of the Company and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws, except for payments that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(iv) No Federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any Subsidiary of the Company has received a written notice of any pending or proposed claims, audits or proceedings with respect to Taxes, the payment of which would reasonably be expected to be material to the Company.

(v) Neither the Company nor any of its Subsidiaries has granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns.

(vi) Other than in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns has been given by or on behalf of the Company or any of its Subsidiaries.

(vii) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes (other than such an agreement exclusively between or among the Company and any of its Subsidiaries).

(viii) None of the Federal or other material income Tax Returns of the Company or any of its Subsidiaries has been examined by the Internal Revenue Service (the “IRS”) or other applicable tax authority, and there are no pending disputes with the IRS or such other tax authority regarding the Federal or other material income Tax Returns of the Company or any of its Subsidiaries.

(ix) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Company and any of its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality.

(x) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within five years of the date of this Agreement.

(xi) Neither the Company nor any of its Subsidiaries have agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year.

(xii) There have not been, within two years of the date of this Agreement, any (i) redemptions by the Company or any of its Subsidiaries, (ii) transfers or dispositions of property by the Company or any of its Subsidiaries for which the Company or its Subsidiary did not receive adequate consideration, or (iii) distributions to the holders of Company Common Stock with respect to their stock other than distributions of cash in the ordinary course of business consistent with past practice.

(xiii) No material claim has been made by any Governmental Entities in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(xiv) Each of the Company and each of its Subsidiaries has made available to Parent correct and complete copies of (i) all Tax Returns filed within the past three years, (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to the Federal, state, local or foreign Taxes due from or with respect to the Company or any of its Subsidiaries, and (iii) any closing letters or agreements entered into by the Company or any of its Subsidiaries with any Governmental Entities within the past three years with respect to Taxes.

(xv) Neither the Company nor any of its Affiliates or Subsidiaries has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(xvi) Neither the Company nor any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Entity for any amount of Tax that has not been fully settled or satisfied, and, to the knowledge of the Company and its Subsidiaries, no such deficiency or assessment is proposed.

(xvii) Neither the Company nor any of its Subsidiaries has been a party to a “listed transaction” or other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(xviii) For purposes of this Agreement (A) “Tax” or “Taxes” shall mean (x) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (y) any liability for the payment of any amounts described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (z) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other Person with respect to the payment of any amounts of the type described in (x) or (y), and (B) “Tax Return” shall mean any report, return, document, declaration, election or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration or other information.

(k) Employee Benefit Plans.

(i) Section 3.1(k)(i) of the Company Disclosure Schedule includes a complete list of all material Company Plans and all Employment Agreements. As used herein, (A) “Company Plan” means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former Employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy, and (B) “Employment Agreement” means a contract, offer letter or agreement of the Company or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which the Company or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(ii) With respect to each Plan, the Company has delivered or made available to Parent a true, correct and complete copy of each of the following documents: (A) each Plan, and any amendments thereto (or if the Plan is not a written plan, a description thereof); (B) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (C) the most recent Summary Plan Description (required under ERISA); (D) the most recent annual financial report, if any; (E) the most recent actuarial report, if any; and (F) the most recent determination letter from the IRS, if any. The Company has delivered or made available to Parent a true, correct and complete copy of each Employment Agreement. Except as specifically provided in the foregoing documents delivered to Parent or as contemplated by the transactions under the Agreement, there are no amendments to any Plan or Employment Agreement that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Plan or Employment Agreement. As used herein, (A) “Plan” means any Company Plan other than a Multiemployer Plan and (B) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(iii) Section 3.1(k)(iii) of the Company Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and the Company knows of no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9).

(iv) All contributions required to be made with respect to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Filed SEC Documents. Each Company Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (B) is unfunded.

(v) With respect to each Company Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Company Plans. Each Plan has been administered in all material respects in accordance with its terms and applicable law. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code.

(vi) No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(vii) No Company Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. None of the Company and its Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. As used herein, (A) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA and (B) “Withdrawal Liability” means liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan, as those terms are defined in Subtitle D and in Part I of Subtitle E of Title IV of ERISA.

(viii) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing. As used herein, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(ix) The Company and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company and its Subsidiaries. The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

(x) Section 3.1(k)(x)(A) of the Company Disclosure Schedule sets forth (A) an accurate list of any Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee, officer or director of the Company or any of its Subsidiaries, or could limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust or any Employment Agreement or related trust, and (B) a reasonable estimate of the amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event). Prior to the date hereof, the Company has taken all necessary action to ensure that the Plans and Employment Agreements identified in Section 3.1(k)(x)(B) of the Company Disclosure Schedule have been amended (and the Employees participating in any such Plans or party to any such Employment Agreements have agreed in writing to such amendments) in a manner consistent with the agreement among the parties hereto, such that the maximum aggregate liability of the Company and its Subsidiaries, or of Parent and its Subsidiaries (whether such liability is paid or payable prior to or after the Merger), under such Plans and Employment Agreements, together with the liabilities under any similar plans and agreements of or with the Company or any of its Subsidiaries, whether or not identified in Section 3.1(k)(x)(B) of the Company Disclosure Schedule, shall not exceed the aggregate amount identified on in Section 3.1(k)(x)(B) of the Company Disclosure Schedule.

(xi) None of the Company and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Plans or their related trusts, the Company, any of its Subsidiaries or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xii) There are no pending or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Plans, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Plan, any participant in a Plan, or any other party.

(xiii) The Company, its Subsidiaries and each member of their respective business enterprises has complied with the Worker Adjustment and Retraining Notification Act and all similar state, local and foreign laws.

(xiv) The Company Savings Bank Employee Stock Ownership Plan (the “ESOP”) is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code. Section 3.1(k)(xiv) of the Company Disclosure Schedule identifies (A) each loan under which the ESOP is a borrower (each, a “Loan”), (B) the lender and guarantor (if any) of each Loan, and (C) the securities of the Company that were acquired with such Loan (the “Employer Securities”). Each Loan meets the requirements of Section 4975(d)(3) of the Code. The Employer Securities are in each case pledged as collateral for the Loan with which they were acquired, except to the extent they have been released from such pledge and allocated to the accounts of participants in the ESOP in accordance with the requirements of Treasury Regulations Sections 54.4985-7 and 54.4975-11.

(xv) Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Plans) is properly so characterized.

(xvi) With respect to each Company Plan that is a Multiple Employer Plan, except as set forth in Section 3.1(k)(xvi) of the Company Disclosure Schedule: (i) none of the Company or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if the Company or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, it would incur Withdrawal Liability that would be reasonably likely to have a Material Adverse Effect on the Company; and (ii) none of the Company and its Subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any Company Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(xvii) There is and has been no loan or extension of credit to any director, officer or Employee of the Company that has caused or would cause the Company or any of its Subsidiaries to be in violation of the Sarbanes-Oxley Act of 2002.

(l) Labor Matters. There are no labor or collective bargaining agreements to which the Company or any Subsidiary of the Company is a party. There is no union organizing effort pending or, the Company’s knowledge, threatened against the Company or any Subsidiary of the Company. There is no labor strike, labor dispute (other than routine Employee grievances that are not related to union Employees), work slowdown, stoppage or lockout pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary of the Company. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company (other than routine Employee grievances that are not related to union Employees) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. The Company and its Subsidiaries are in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not, to the knowledge of the Company, engaged in any unfair labor practice, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(m) Environmental Liability. There are no pending or, to the Company’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, notices, private environmental investigations or remediation activities or governmental investigations of any nature (including claims of alleging potential liability for investigating costs, cleanup costs, governmental response costs, natural resources damage, property damages, personal injuries or penalties) by any Person (collectively, “Environmental Claims”), or any conditions or circumstances that could form the basis of any Environmental Claim, in each case seeking to impose on the Company or any of its Subsidiaries, or that reasonably would be expected to result in the imposition on the Company or any of its Subsidiaries of, any liability or obligation that would reasonably be expected to result in a Material Adverse Effect on the Company arising under applicable common law standards relating to pollution or protection of the environment, human health or safety, or under any local, state or Federal environmental statute, regulation, ordinance, decree, judgment or order relating to pollution or protection of the environment, human health or safety including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(n) Intellectual Property.

(i) Section 3.1(n)(i) of the Company Disclosure Schedule sets forth, for the Intellectual Property (as defined below) owned by the Company or any of its Subsidiaries, a complete and accurate list of all U.S. and foreign (A) patents and patent applications, (B) trademark or service mark registrations and applications, (C) copyright registrations and applications, and (D) Internet domain names, material to the Company and its Subsidiaries, taken as a whole. The Company or one of its Subsidiaries owns or has the valid right to use all such patents and patent applications, trademarks, service marks, trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, together with all goodwill related to the foregoing, copyrights, copyright registrations, renewals and applications, Software (as defined in this Section 3.1(n)), hardware, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, licenses, agreements and other proprietary rights material to the Company and its Subsidiaries, taken as a whole (collectively, the “Intellectual Property”), used in the business of the Company as it currently is conducted. “Software” means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (D) the technology supporting and content contained on any owned or operated Internet site(s), and (E) all documentation, including user manuals and training materials, relating to any of the foregoing.

(ii) All of the material Intellectual Property owned by the Company or one of its Subsidiaries is free and clear of all Liens other than Company Permitted Liens. The Company or one of its Subsidiaries is listed in the records of the appropriate United States, state or foreign agency as, the sole owner of record for each application and registration listed in Section 3.1(n)(i) of the Company Disclosure Schedule.

(iii) All of the registrations listed in Section 3.1(n)(i) of the Company Disclosure Schedule are valid, subsisting, enforceable, in full force and effect, and have not been cancelled, expired, abandoned or otherwise terminated and all renewal fees in respect thereof have been duly paid, except insofar as non-payment would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. There is no pending or, to the Company’s knowledge, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the registrations and applications listed in Section 3.1(n)(i) of the Company Disclosure Schedule or, to the Company’s knowledge, against any other Intellectual Property used by the Company or its Subsidiaries, other than any such proceeding which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(iv) To the Company’s knowledge, the conduct of the Company’s and its Subsidiaries’ business as currently conducted or planned by the Company to be conducted does not, in any respect, infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any Intellectual Property owned or controlled by any third party, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, and neither the Company nor its Subsidiaries have received written notice alleging such infringement, dilution, misappropriation or violation.

(v) To the Company’s knowledge, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by or licensed to or by the Company or its Subsidiaries and no such claims have been made against a third party by the Company or its Subsidiaries.

(vi) Each item of Software that is material to and used by the Company or its Subsidiaries in connection with the operation of their businesses as currently conducted, is either (A) owned by the Company or its Subsidiaries, (B) currently in the public domain or otherwise available to the Company without the need of a license, lease or consent of any third party, or (C) used under rights granted to the Company or its Subsidiaries pursuant to a written agreement, license or lease from a third party.

(vii) Except in the ordinary course of business consistent with past practice, neither the Company nor its Subsidiaries have agreed to indemnify any Person for or against any infringement, misappropriation or other conflict with respect to any Intellectual Property.

(o) Insurance Matters. Except as set forth in Section 3.1(o) of the Company Disclosure Schedule, the Company and its Subsidiaries have all material primary, excess and umbrella policies of general liability, fire, workers’ compensation, products liability, completed operations, employers, liability, health, bonds, earthquake and other forms of insurance providing insurance coverage that is customary in amount and scope for other companies in the industry in which they operate. Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacements or substitutions) be kept in full force and effect by the Company through the Effective Time. All such policies, considered collectively with other such policies providing the same type of coverage, are sufficient for compliance with all requirements of law and of all requirements under contracts or leases to which the Company is a party, except where non-compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. All premiums currently payable or previously due and payable with respect to all periods up to and including the Effective Time have been paid to the extent such premiums are due and payable on or prior to the date hereof and, with respect to premiums not due or payable at or prior to the date hereof, all premiums due and payable prior to the Effective Time, will have been paid prior to the Effective Time, except where the failure to pay any such premium would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, and no notice of cancellation or termination has been received with respect to any such policy material to the Company and its Subsidiaries, taken as a whole.

(p) Information Supplied. None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4.

(q) Transactions with Affiliates. Except as set forth in Section 3.1(q) of the Company Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any Affiliated Person (as defined in Section 8.3) of the Company other than as permitted by applicable law and as part of the normal, customary terms of such person’s employment or service as a director or Employee with the Company or any of its Subsidiaries. Except as set forth in Section 3.1(q) or Section 3.1(k) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is, or has been during the two-year period preceding the date hereof, a party to, or obligated pursuant to, any transaction or agreement with any Affiliated Person of the Company.

(r) Voting Requirements. The affirmative vote at the Company Stockholders Meeting (the “Company Stockholder Approval”) of a majority of the outstanding shares of Company Common Stock issued and outstanding and entitled to vote at the Company Stockholders Meeting to approve and adopt this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

(s) Opinions of Financial Advisor. The Company has received the opinion of Sandler O’Neill & Partners, L.P., dated the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the stockholders of the Company.

(t) Brokers. Except for Sandler O’Neill & Partners, L.P., whose fees in connection with the transactions contemplated hereby shall not exceed the amounts set forth on Section 3.1(t) of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and correct copies of such arrangements set forth on Section 3.1(t) of the Company Disclosure Schedule, including any engagement or similar letter agreement with Sandler O’Neill & Partners, L.P.

(u) Takeover Laws. The Company and the Board of Directors of the Company have taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of (i) any “moratorium,” “control share,” “fair price,” “supermajority,” “affiliate transactions,” “business combination” or other state antitakeover laws and regulations, including Section 203 of the DGCL, and (ii) Article Eighth of the Company’s certificate of incorporation.

(v) Derivative Transactions.

(i) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, all Derivative Transactions (as defined in this Section 3.1(v)) entered into by the Company or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of all regulatory authorities, and in accordance with the investment, securities, commodities, risk management and other Policies, Practices and Procedures (as defined in

Section 3.1(w)) employed by the Company and its Subsidiaries, and were entered into with counter parties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and the Company and each of its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(ii) For purposes of this Agreement, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(w) Investment Securities and Commodities.

(i) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except for Company Permitted Liens and except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(ii) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which the Company believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, the Company has made available to Parent the material Policies, Practices and Procedures.

(x) Loan Portfolio; Servicing.

(i) All loans owned by the Company or any Subsidiary of the Company, or in which the Company or any Subsidiary of the Company has an interest, comply in all material respects with all applicable laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements and all Finance Laws and other applicable consumer protection statutes and the regulations thereunder.

(ii) All loans owned by the Company or any Subsidiary of the Company, or in which the Company or any Subsidiary of the Company has an interest, have been made or acquired by the Company in accordance with board of director-approved loan policies. As of the date hereof, each of the Company and each Subsidiary of the Company holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans; and all loans owned by the Company and each Subsidiary of the Company are with full recourse to the borrowers (except as set forth at Section 3.1(x) of the Company Disclosure Schedule), and each of the Company and any Subsidiary of the Company has taken no action which would result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar applicable laws now or hereafter in effect affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity or the availability of the remedy of specific performance or injunction. Except as set forth at Section 3.1(x) of the Company Disclosure Schedule, all loans purchased or originated by the Company or any Subsidiary of the Company and subsequently sold by the Company or any Subsidiary of the Company have been sold without recourse to the Company or any Subsidiary of the Company and without any liability under any yield maintenance or similar obligation. True, correct and complete copies of loan delinquency reports as of October 31, 2004 prepared by the Company and each Subsidiary of the Company, which reports include all loans delinquent or otherwise in default, have been furnished to Parent. True, correct and complete copies of the currently effective lending policies and practices of the Company and each Subsidiary of the Company also have been furnished or made available to Parent.

(iii) Except as set forth at Section 3.1(x) of the Company Disclosure Schedule, each outstanding loan participation sold by the Company or any Subsidiary of the Company was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant (including the Company or any Subsidiary of the Company) proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to the Company or any Subsidiary of the Company for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation. The Company and any Subsidiary of the Company have properly fulfilled in all material respects its contractual responsibilities and duties in any loan in which it acts as the lead lender or servicer and has complied in all material respects with its duties as required under applicable regulatory requirements.

(iv) The Company and each Subsidiary of the Company have properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(v) There are no pending or, to the knowledge of Company, threatened cancellation or reduction of any loan purchase commitment or other loan sale contract or arrangement to which the Company or any of its Subsidiaries is a party, and the obligations of the Company and its Subsidiaries under each such commitment, contract or arrangement are being performed by the Company or its applicable Subsidiaries in accordance with its terms in all material respects.

(vi) Section 3.1(x) of the Company Disclosure Schedule sets forth a list of all loans or other extensions of credit to all directors, officers and employees, or any other person covered by Regulation O of the Board of Governors of the Federal Reserve System.

(y) Real Property.

(i) Each of the Company and its Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Owned Properties”), except for Company Permitted Liens.

(ii) A true and complete copy of each agreement pursuant to which the Company or any of its Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”) has heretofore been made available to Parent, except as set forth in Section 3.1(y) of the Company Disclosure Schedule. Each Lease is valid, binding and enforceable against the Company or its applicable Subsidiary in accordance with its terms and is in full force and effect, except that (x) such enforceability may be subject to applicable bankruptcy, insolvency, moratorium or other similar laws now or hereafter in effect affecting creditors’ rights generally and (y) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought. There are no defaults by the Company or any of its Subsidiaries, as applicable, under any of the Leases which, in the aggregate, would result in the termination of such Leases and a Material Adverse Effect on the Company. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Leases, except for any such default which would not individually or in the aggregate, have a Material Adverse Effect on the Company.

(iii) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which the Company and its Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not constitute a Material Adverse Effect on the Company. The Owned Properties and the Leased Properties are in compliance with all laws, except where non-compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Neither any agreement relating to the Owned Properties nor any of the Leases requires consent of any third party for the consummation of the transactions contemplated hereby except for (i) such consents which will be obtained prior to Closing or (ii) such consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(iv) A true and complete copy of each agreement pursuant to which the Company or any of its Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to Parent. Each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except that (x) such enforceability may be subject to applicable bankruptcy, insolvency, moratorium or other similar laws now or hereafter in effect affecting creditors’ rights generally and (y) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought. There are no existing defaults by the tenant under any Third Party Lease which, in the aggregate, would result in the termination of such Third Party Leases, except for any such default which would not reasonably be expected to result in a Material Adverse Effect on the Company. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Third Party Leases, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(z) Administration of Accounts. The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries, nor any of their directors, officers, agents or Employees, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct and accurately reflect the assets of such fiduciary or agency account, except for such breaches and failures to be true, correct and accurate which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

(aa) Internal Controls. Except as set forth in Section 3.1(aa) of the Company Disclosure Schedule, the records, systems, controls, data and information of the Company and its respective Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries and to maintain accountability for the assets of the Company and its Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Each of the Company and its Subsidiaries (1) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity (or its general partner) by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company SEC Documents, and (2) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls. The Company and its Subsidiaries have made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since August 29, 2002. The Company has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act and expects to be in full compliance therewith by the SEC mandated compliance date.

(bb) Reserves for Losses. All reserves or other allowances for possible losses reflected in the Company’s financial statements referred to in Section 3.1(e) as of and for the year ended December 31, 2003 and the three quarters ended September 30, 2004, complied with the standards established by applicable Governmental Entities and were adequate under GAAP. The Company has not been notified by any Governmental Entity or the Company’s independent auditor, in writing or otherwise, that such reserves are inadequate or that the practices and policies of the Company in establishing its reserves for the year ended December 31, 2003 and the three quarters ended September 30, 2004, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that such Governmental Entity or the Company’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of the Company. The Company has previously furnished Parent with a complete list of all extensions of credit and other real estate owned (“OREO”) that have been classified by any bank or trust examiner (regulatory or internal) as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. The Company agrees to update such list no less frequently than monthly after the date of this Agreement until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with its terms. All OREO held by the Company is being carried net of reserves at the lower of cost or net realizable value.

SECTION 3.2 Representations and Warranties of Parent. Except as set forth on the Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) and making reference to the particular subsection of this Agreement to which exception is being taken, Parent represents and warrants to the Company as follows:

(a) Organization, Standing and Corporate Power.

(i) Each of Parent and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted except, as to Subsidiaries, for those jurisdictions where the failure to be duly organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. Parent is duly registered as a savings and loan holding company with the OTS under the HOLA, and Parent Bank is a Massachusetts chartered savings bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

(ii) Parent has delivered or made available to the Company prior to the execution of this Agreement complete and correct copies of the certificate of incorporation and bylaws or other organizational documents, as amended to date of Parent and its Subsidiaries.

(iii) Except as set forth in Section 3.2(a) of the Parent Disclosure Schedule, the minute books of Parent and its Subsidiaries, in all material respects, contain accurate records of all meetings and accurately reflect all other material actions taken by the stockholders of Parent and its Subsidiaries, the boards of directors of Parent and its Subsidiaries and all standing committees of the boards of directors of Parent and its Subsidiaries.

(b) Subsidiaries. Parent’s most recent Annual Report on Form 10-K included in the Parent Filed SEC Documents (as defined in Section 3.2(k)) lists all the Subsidiaries of the Parent, whether consolidated or unconsolidated, required to be listed therein in accordance with Item 601 of Regulation S-K promulgated by the SEC. Except as set forth in said report, all outstanding shares of capital stock of, or other equity interests in, each such Subsidiary: (i) have been validly issued and are fully paid and nonassessable; (ii) are owned directly or indirectly by Parent, free and clear of all Liens other than (A) Liens described in Section 3.2(b) of the Parent Disclosure Schedule; (B) restrictions on transferability pursuant to federal and state securities laws; and (C) Liens for Taxes not yet due or delinquent or being contested in good faith and for which reserves appropriate in all material respects have been established in accordance with GAAP; and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as currently conducted. The deposit accounts of the Parent Bank are insured by the FDIC through the BIF to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Parent Bank.

(c) Capital Structure. The authorized capital stock of Parent consists of 26,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share, of Parent (“Parent Preferred Stock”). As of the date of this Agreement: (i) 5,873,563 shares of Parent Common Stock were issued and outstanding; (ii) 1,800,198 shares of Parent Common Stock were held by Parent in its treasury; (iii) no shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury; (iv) 1,374,316 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s stock-based compensation plans and all other plans, agreements or arrangements providing for equity-based compensation to any director, employee, consultant or independent contractor of Parent or any of its Subsidiaries (such plans, collectively, the “Parent Stock Plans”), of which 641,685 shares are subject to outstanding employee stock options or other rights to purchase or receive Parent Common Stock granted under the Parent Stock Plans (collectively, “Parent Stock Options”); and (v) no shares of Parent Common Stock are reserved for issuance pursuant to securities convertible into or exchangeable for shares of Parent Common Stock (“Parent Convertible Securities”). All outstanding shares of capital stock of Parent are, and all shares thereof which may be issued prior to the Closing, and all shares thereof which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c), as of the date hereof, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of other ownership interests of Parent, (B) any securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock or voting securities of other ownership interests of Parent, (C) any warrants, calls, options or other rights to acquire from Parent or any Subsidiary of Parent, and any obligation of Parent or any Subsidiary of Parent to issue, any capital stock, voting securities or other ownership interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of other ownership interests of Parent, and (y) there are no outstanding obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. As of the date hereof, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other ownership interests in any Subsidiary of Parent, (B) warrants, calls, options or other rights to acquire from Parent or any Subsidiary of Parent, or any obligation of Parent or any Subsidiary of Parent to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other ownership interests in, any Subsidiary of Parent or (C) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of Subsidiaries of Parent or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Parent nor any of its Subsidiaries is a party and, to the knowledge of Parent as of the date hereof, no other Person having beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 5% or more of the outstanding Parent Common Stock (a “Major Parent Stockholder”) is a party, to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or antidilutive rights with respect to any of the securities of Parent or any of its Subsidiaries. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or, to the knowledge of Parent as of the date hereof, any Major Parent Stockholder is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries.

(d) Authority; Noncontravention. Parent has all requisite corporate power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate and stockholder action on the part of Parent. This Agreement has been duly executed and delivered by Parent, and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms except that (i) such enforceability may be subject to applicable bankruptcy, insolvency or other similar laws now or hereafter in effect affecting creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunction or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the courts for which any proceeding therefor may be brought. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby (including the Bank Combination (as defined in Section 5.3(c)) and compliance with the provisions of this Agreement will not, conflict with, or result in any violation, forfeiture or termination of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of forfeiture, termination, cancellation or acceleration (with or without notice or lapse of time or both) of any obligation or loss of a benefit or, in the case of clause (iii) below, any material obligation or loss of a material benefit, under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, (i) the certificate of incorporation or bylaws of Parent, (ii) the certificate of incorporation or bylaws or the comparable organizational documents of any of its Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease, vendor agreement, software agreement or other agreement, instrument, Intellectual Property right, permit, concession, franchise, license or similar authorization applicable to Parent or any of its Subsidiaries or their respective properties or assets that is, individually or in the aggregate, material to the operations of Parent and its Subsidiaries, taken as a whole, or (iv) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (iii) and (iv) only, any such conflicts, violations, defaults, rights, losses or Liens that individually or in the aggregate would not (x) reasonably be expected to result in a Material Adverse Effect on Parent or (y) reasonably be expected to materially impair or materially delay the ability of Parent to perform its obligations under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this

Agreement by Parent or the consummation by Parent of the transactions contemplated by this Agreement, except for (1) the filings with the SEC of (A) the Form S-4, and the declaration of effectiveness thereof, by the SEC, and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the filing of articles of merger or consolidation with the Secretary of the Commonwealth of Massachusetts to effect the Bank Combination and such filings with Governmental Entities to satisfy the applicable requirements of the laws of states in which the Company and its Subsidiaries are qualified or licensed to do business or state securities or “blue sky” laws; (3) the approval of the OTS under the HOLA; (4) the approval of the Massachusetts Division of Banks; (5) the approval by the Massachusetts Depositors Insurance Fund; (6) the approval of the FDIC; (7) any required filing with or notice to the Massachusetts Division of Insurance, Massachusetts Board of Bank Incorporation and Massachusetts Housing Partnership Fund; (8) such filings with and approvals of the AMEX to permit the shares of Parent Common Stock to be issued in the Merger and under the Company Stock Plan to be listed on the AMEX; and (9) the filings required as a result of the particular status of the Company or its Subsidiaries.

(e) Parent Documents; Undisclosed Liabilities.

(i) Since January 1, 2002, Parent and each of its Subsidiaries subject to reporting under Section 13 or Section 15(d) of the Exchange Act have filed all required reports with the SEC and all required schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC (collectively, the “Parent SEC Documents”). As of their respective filing dates, (i) the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and (ii) none of the Parent SEC Documents as of its date, except as amended or supplemented by a subsequent Parent Filed SEC Document, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and no Parent SEC Document filed subsequent to the date hereof will contain as of its date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The financial statements of Parent and its consolidated Subsidiaries included in the Parent SEC Documents (including the related notes) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject in the case of unaudited statements, to recurring year-end audit adjustments normal in nature and amount).

(iii) Except (A) as reflected in Parent’s unaudited balance sheet as of September 30, 2004 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or (B) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004 or in connection with this Agreement or the transactions contemplated hereby, Parent and its Subsidiaries, taken as a whole, do not have any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise.

(iv) Parent’s and its Subsidiaries’ books and records fairly reflect in all material respects the transactions to which each of Parent and its Subsidiaries are a party or by which its or its Subsidiaries properties or assets are subject or bound. Such books and records have been properly kept and maintained and are in compliance with all applicable legal and accounting requirements.

(f) Financing. Parent will have available on the Closing Date sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

(g) Brokers. No broker, investment broker, financial advisor or other Person is entitled to a broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, except a fee to be paid to Northeast Capital & Advisory, Inc. as financial advisor to Parent.

(h) Tax Matters.

(i) Neither Parent nor any of its Affiliates or Subsidiaries has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii) Each of Parent and each of its Subsidiaries has (A) timely filed (or there have been timely filed on its behalf) with the appropriate Governmental Entities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; (B) timely paid in full (or there has been timely paid in full on its behalf) all material Taxes and (C) made adequate provision in all material respects (or adequate provision in all material respects has been made on its behalf) for all accrued Taxes not yet due. The accruals and reserves for Taxes reflected in Parent’s audited consolidated balance sheet as of December 31, 2003 (and the notes thereto) and the most recent quarterly financial statements (and the notes thereto) are adequate in all material respects to cover all Taxes accrued or accruable through the date thereof.

(iii) Neither Parent nor any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Entity for any amount of Tax that has not been fully settled or satisfied, and, to the knowledge of Parent and its Subsidiaries, no such deficiency or assessment is proposed.

(i) Licenses; Compliance with Laws.

(i) Parent, its Subsidiaries and their respective employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (“Parent Permits”) that are required for the operation of the respective businesses of Parent and its Subsidiaries as presently conducted, except insofar as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is, and for the last five years has been, in compliance with the terms of such Parent Permits and all such Parent Permits are in full force and effect and no suspension, modification or revocation of any of them is pending or, to the knowledge of Parent, threatened nor, to the knowledge of Parent, do grounds exist for any such action, except where non-compliance or such suspension, modification or revocation would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent.

(ii) Except where failure to comply would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, each of Parent and its Subsidiaries is, and for the last five years has been, in compliance with all applicable statutes, laws, regulations, ordinances, permits, rules, judgments, orders, decrees or arbitration awards of any Governmental Entity applicable to Parent or its Subsidiaries.

(iii) Neither Parent nor any of its Subsidiaries is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or, is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of any Governmental Entity that restricts in any respect the conduct of its business or, that in any manner currently relates to its capital adequacy, its policies, its management or its business (each, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries or Affiliates (A) to its knowledge, been advised since January 1, 2002 by any Governmental Entity that it is considering issuing or requesting any Parent Regulatory Agreement or (B) have knowledge of any pending or threatened investigation by any Governmental Entity. Neither Parent nor any of its Subsidiaries is in breach or default under any Parent Regulatory Agreement in any material respect.

(iv) Except for filings with the SEC, which are the subject of Section 3.2(e), since January 1, 2002, Parent and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity (the “Other Parent Documents”), and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such payments and filings would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

(v) Since January 1, 2002, neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent any other Person acting on behalf of Parent or any of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any Unlawful Gains, nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent. Parent and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering laws has, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering laws and the rules and regulations issued thereunder, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent.

(vi) The Parent Bank is “well-capitalized” and “well managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “satisfactory.”

(j) Litigation. Except as set forth in Section 3.2(j) of the Parent Disclosure Schedule, no action, demand, charge, requirement or investigation by any Governmental Entity and no litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity, in each case with respect to Parent or any of its Subsidiaries or any of their respective properties or Permits, is pending or, to the knowledge of Parent, threatened, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent.

(k) Absence of Certain Changes. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as disclosed in the Parent SEC Documents filed and publicly available prior to the date hereof (“Parent Filed SEC Documents”), since September 30, 2004, (A) there has not been any Material Adverse Change in Parent or (B) there are not, to Parent’s knowledge, any facts, circumstances or events that make it reasonably likely that Parent will not be able to fulfill its obligations under this Agreement in all material respects.

(l) Internal Controls. Except as set forth in Section 3.2(l) of the Parent Disclosure Schedule, the records, systems, controls, data and information of Parent and its respective Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Parent and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization;

(2) transactions are recorded as necessary to permit preparation of the financial statements of Parent and its Subsidiaries and to maintain accountability for the assets of Parent and its Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Each of Parent and its Subsidiaries (1) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity (or its general partner) by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Parent SEC Documents, and (2) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls. Parent and its Subsidiaries have made available to Company a summary of any such disclosure made by management to Parent’s auditors and audit committee since August 29, 2002. Parent has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act and expects to be in full compliance therewith by the SEC mandated compliance date.

(m) Employee Benefit Plans.

(i) For purposes of this Section 3.2(m), “Parent Plans” shall mean its deferred compensation and each bonus of other incentive compensation, stock purchase, stock option and other equity compensation plan or program, or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA; each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement or arrangement with any director or former director of the Parent or any of its Subsidiaries or any executive officer thereof and each other employee benefit plan, fund or program, or arrangement applicable to identified groups of employees, in each case that is sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Subsidiaries is a party for the benefit of any current or former employee or director of Parent or any of its Subsidiaries; each Parent Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, being the “Parent Title IV Plans.”

(ii) All contributions required to have been made with respect to any Parent Plan have been paid when due, except insofar as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent.

(iii) Each Parent Plan has been operated and administered in accordance with its terms and applicable law, including but not limited to ERISA and the Code, except insofar as the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Parent.

(iv) The IRS has issued a favorable determination letter with respect to each Parent Plan intended to be “qualified” within the meaning of Section 401(a) of the Code that has not been revoked, and, to the knowledge of Parent, no circumstances exist that could adversely affect the qualified status of any such plan and the exemption under Section 501(a) of the Code of the trust maintained thereunder. Each Parent Plan intended to satisfy the requirements of Section 510(c)(9) of the Code has satisfied such requirements in all material respects.

(v) With respect to any Parent Title IV Plan to which Parent or any trade or business, whether or not incorporated, that together with Parent is a “single employer” within the meaning of Section 4001(b) of

ERISA (a “Parent ERISA Affiliate”) made, or was required to make, contributions on behalf of any current or former employee or director during the five (5) year period ending on the last day of the most recent plan year ended prior to the Closing Date, (a) no liability under Title IV or Section 302 of ERISA has been incurred by Parent or any Parent ERISA Affiliate that has not been satisfied in full, except where failure to satisfy such liability would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, and (b) to the knowledge of Parent, no condition exists that presents a risk to Parent or any Parent ERISA Affiliate of incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due), except insofar as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(vi) The Pension Benefit Guaranty Corporation has not, to the knowledge of Parent, instituted proceedings to terminate any Parent Title IV Plan and, to the knowledge of Parent, no condition exists that presents a material risk that such proceedings will be instituted, except insofar as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. No Parent Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA of Section 412 of the Code), whether or not waived, as of the last day of the most recently ended fiscal year, except insofar as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(vii) There are no pending or, to the knowledge of Parent, threatened or anticipated claims by or on behalf of any Parent Plan by any employee or beneficiary covered under any such Parent Plan, or otherwise involving any such Parent Plan (other than routine claims for benefits), except for claims which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Parent.

(n) Interest Rate Risk Management Instruments. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, all Derivative Transactions entered into by Parent or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of all regulatory authorities, and in accordance with the investment, securities, commodities, risk management and other Policies, Practices and Procedures employed by Parent and its Subsidiaries, and were entered into with counter parties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and Parent and each of its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(o) Environmental Liability. There are no pending or threatened Environmental Claims by any Person, or any conditions or circumstances that could form the basis of any Environmental Claim, in each case seeking to impose on Parent or any of its Subsidiaries, or that reasonably would be expected to result in the imposition on Parent or any of its Subsidiaries of, any liability or obligation that would reasonably be expected to result in a Material Adverse Effect on Parent arising under applicable common law standards relating to pollution or protection of the environment, human health or safety, or under any local, state or Federal environmental statute, regulation, ordinance, decree, judgment or order relating to pollution or protection of the environment, human health or safety including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(p) Information Supplied. None of the information supplied or to be supplied by Parent in writing specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, at the date it is first mailed to Parent’s stockholders or at the time of the meeting of the stockholders of Parent at which the stockholders of the Parent consider and vote on this Agreement (the “Parent Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

(q) Voting Requirements. The affirmative vote at the Parent Stockholders Meeting (the “Parent Stockholder Approval”) of a majority of the outstanding shares of Parent Common Stock issued and outstanding and entitled to vote at the Parent Stockholders Meeting to approve and adopt this Agreement is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.1 Conduct of Business by the Company. Except (i) as set forth in Section 4.1 of the Company Disclosure Schedule, (ii) as otherwise expressly contemplated by this Agreement, (iii) as consented to in advance by Parent in writing, or (iv) as required by applicable law or regulation, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, pay their respective debts and Taxes when due, pay or perform their other respective obligations when due, and, use all commercially reasonable efforts consistent with the other terms of this Agreement to preserve intact their current business organizations, use all commercially reasonable efforts consistent with the other terms of this Agreement to keep available the services of their current officers and Employees and preserve their relationships with those Persons having business dealings with them, all with the goal of preserving unimpaired in all material respects their goodwill and ongoing businesses at the Effective Time. Without limiting the generality of the foregoing, senior officers of Parent and the Company shall meet on a reasonably regular basis to review the financial and operational affairs of the Company and its Subsidiaries, in accordance with applicable law, and the Company shall give due consideration to Parent’s input on such matters, consistent with Section 4.4 hereof, with the understanding that, notwithstanding any other provision contained in this Agreement, Parent shall in no event be permitted to exercise control of the Company prior to the Effective Time. Except as (i) expressly contemplated by this Agreement, (ii) disclosed in Section 4.1 of the Company Disclosure Schedule, (iii) consented to in advance by Parent in writing or (iv) except as required by applicable law or regulation, after the date hereof the Company shall not, and shall not permit any of its Subsidiaries to:

(i) other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for (1) quarterly cash dividends not to exceed $0.2025 per share on the Company Common Stock on substantially the same record and payment date schedule as has been utilized in the past, provided that in no event shall the Company declare, set aside or pay dividends on the Company Common Stock if such action would result in the holders of Company Common Stock receiving more than four cash dividend payments in any fiscal year, or more than one cash dividend payment for any fiscal quarter (without taking into account the special cash dividend contemplated by the succeeding clause (2)), when considered in conjunction with dividends to be paid by Parent following the Closing, and (2) one special cash dividend on the Company Common Stock not to exceed $0.25 per share, provided that the Company shall consult with Parent in advance with respect to the declaration, record and payment dates for such dividend), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms, or (z) purchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, grant, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than Company Permitted Liens) any shares of its capital stock, any other voting securities, including any restricted shares of Company Common Stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any Company Stock Options (other than the issuance of Company Common Stock upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms;

(iii) amend its certificate of incorporation, bylaws or other comparable organizational documents;

(iv) (A) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except in the ordinary course of business consistent with past practice (but subject to clause (xxi) below with respect to purchasing or selling any loans or any mortgage loan servicing rights), (B) open, close, relocate, purchase, lease, sell or acquire any banking or other offices, or file an application with a Governmental Entity pertaining to any such action or (C) enter into any new line of business;

(v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien (other than Company Permitted Liens), or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practices or create any security interest in such assets or properties (other than Company Permitted Liens);

(vi) except for the incurring of Permitted Deposit Liabilities (as defined below) in the ordinary course of business consistent with past practice, incur any Indebtedness for borrowed money (including any Federal Home Loan Bank borrowings or advances) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than the Company or any wholly owned Subsidiary thereof) or enter into any repurchase agreements, or, other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries and as a result of ordinary advances and reimbursements to Employees and endorsements of banking instruments;

(vii) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of the Company for the taxable year ending December 31, 2003, except as required by changes in law or regulation or as contemplated in Section 4.4 of this Agreement;

(viii) change in any material respects its investment or risk management or other similar policies of the Company or any of its Subsidiaries;

(ix) make, change or revoke any Tax election, file any amended Tax Return, enter into any Tax closing agreement, settle or compromise any liability with respect to Taxes (other than in amounts not to exceed $50,000 in the aggregate), agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(x) create, renew or amend, or take any other action that may result in the creation, renewal, or amendment, of any agreement or contract or other binding obligation of the Company or its Subsidiaries containing (A) any restriction on the ability of the Company and its Subsidiaries, taken as a whole, to conduct its business as it is presently being conducted or (B) any restriction on the Company or its Subsidiaries engaging in any type or activity or business;

(xi) (A) incur any capital expenditures in excess of $25,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and listed in Section 4.1(xi) and other expenditures necessary (following consultation with Parent) to maintain existing assets in good repair or to pay applicable Taxes when due, (B) enter into any agreement obligating the Company to spend more than $25,000 individually or $100,000 in the aggregate, or (C) enter into any agreement, contract, lease or other arrangement of the type described in Section 3.1(f) or Section 3.1(y) of this Agreement;

(xii) terminate, amend or otherwise modify, except in the ordinary course of business consistent with past practice, or knowingly violate the terms of, any of the Company Material Contracts, any of the leases for the Leased Properties or the Third Party Leases or any other material binding obligations;

(xiii) except as required by agreements or instruments in effect on the date hereof, alter in any material respect, or enter into any commitment to alter in any material respect, any interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any equity or ownership interest on the date hereof (other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice);

(xiv) except as contemplated by this Agreement, (A) grant or pay to any current or former director, officer, Employee or consultant any increase in compensation, bonus or other benefits, except for any such salary, wage, bonus or benefit increases (x) as required from time to time by applicable law affecting wages, (y) as required by the terms existing prior to the date hereof of plans or arrangements listed (including a specific description of such terms) in Section 4.1(xiv) of the Company Disclosure Schedule, (z) annual compensation increases to Employees who are not executive officers undertaken in the ordinary course of business consistent with past practice, (B) grant to any such current or former director, officer, Employee or consultant any increase in severance or termination pay (or take any other action that would result in an increase thereto), (C) enter into, or amend, or take any action to clarify any provision of, any Plan or any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, Employee or consultant, except as and when required by applicable law, (D) modify any Company Stock Option, (E) make any discretionary contributions to any pension plan, (F) hire any new employee at an annual compensation in excess of $40,000, except for the hiring of two customer service representatives by Woronoco Insurance Group, Inc., the wages of whom shall be consistent with past practice for comparable positions, (G) hire or promote any employee to a new rank having a title of vice president or other more senior rank or (H) accelerate the vesting or payment of compensation payable or benefits provided or to become payable or provided to any of current or former directors, officers, Employees, consultants or service providers or otherwise pay any amounts, grant any awards or provide any benefits not otherwise due except to the extent expressly permitted above;

(xv) except for loans made on terms generally available to the public and otherwise in compliance with applicable law, make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any Affiliate Person of the Company or of any of its Subsidiaries;

(xvi) agree or consent to any material agreement or material modifications of existing agreements with any Governmental Entity in respect of the operations of its business, except as required by law;

(xvii) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise that involves solely money damages in an amount not in excess of $25,000 individually or $100,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(xviii) incur deposit liabilities, other than liabilities incurred in the ordinary course of business consistent with past practice (including its deposit pricing policies) that do not materially change the risk profile of the Company and its Subsidiaries (it being understand that “ordinary course of business” shall not be deemed to include non-retail or “jumbo” certificates of deposit or Brokered Deposits) (“Permitted Deposit Liabilities”);

(xix) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in the ordinary course of business consistent with past practice in connection with foreclosure, settlement in lieu of foreclosure, or troubled loan or debt restructuring;

(xx) originate (i) any loans except in accordance with existing Company lending policies and practices, (ii) residential mortgage loans in excess of $500,000, (iii) 30-year residential mortgage loans whose interest rate, terms, appraisal, and underwriting or other features do not make them immediately available for sale in the secondary market, (iv) unsecured consumer loans in excess of $20,000, (v) commercial business loans in excess of $2,500,000 as to any loan or in the aggregate as to any related loans or loans to related Persons, (vi) commercial real estate first mortgage loans in excess of $2,500,000 as to any loan or in the aggregate as to any related loans or loans to related borrowers, or (vii) modifications and/or extensions of any commercial business or commercial real estate loans in the amounts set forth in (v) and (vi) above;

(xxi) purchase or sell any loans or any mortgage loan servicing rights;

(xxii) issue any broadly distributed communication of a general nature to Employees (including general communications relating to benefits and compensation) without prior consultation with Parent and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Parent (which shall not be unreasonably delayed or withheld), except for communications that, upon advice of outside counsel, are required by applicable law or by the requirements of the SEC, AMEX or the IRS (in which case the Company shall in any event use reasonable best efforts to consult with Parent in advance of such communications), or issue any broadly distributed communication of a general nature to customers without the prior approval of Parent (which shall not be unreasonably delayed or withheld), except for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(xxiii) award or authorize the award of any Company Stock Options or Company Stock-Based Awards;

(xxiv) create, renew, amend or permit to expire, lapse or terminate or knowingly take any action reasonably likely to result in the creation, renewal, amendment, expiration, lapse or termination of any insurance policies referred to in Section 3.1(o) except with Parent’s prior written consent, which shall not be unreasonably withheld;

(xxv) knowingly take any action or knowingly fail to take any action which would reasonably be expected to result in any of the conditions of Article VI not being satisfied; or

(xxvi) authorize, or commit or agree to take, any of the foregoing actions.

SECTION 4.2 Advice of Changes. Except to the extent prohibited by applicable law or regulation, the Company and Parent shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any change or event having, or which, insofar as can reasonably be foreseen, could have a Material Adverse Effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 4.2 shall not constitute a failure to be satisfied of any condition set forth in Article VI unless the underlying untruth, inaccuracy, failure to comply or satisfy, or change or event would independently result in a failure to be satisfied of a condition set forth in Article VI.

SECTION 4.3 No Solicitation by the Company.

(a) Except as otherwise provided in this Section 4.3, until the earlier of the Effective Time or the date of termination of this Agreement, neither the Company, nor any of its Subsidiaries or any of the officers, directors, agents, or representatives of it or its Subsidiaries (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) shall, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes a Company Takeover Proposal (as defined in this Section 4.3), (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal, (iii) enter into any agreement regarding any Company Takeover Proposal or (iv) make or authorize any statement, recommendation or solicitation in support of any Company Takeover Proposal. If and only to the extent that (i) the Company Stockholders Meeting shall not have occurred, (ii) the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company’s stockholders under applicable law in light of a bona fide Company Takeover Proposal that has not been withdrawn (taking into account any changes in the terms of the Merger that Parent, in its sole discretion, shall have proposed in good faith), (iii) such Company Takeover Proposal was not solicited by it and did not otherwise result from a breach of this Section 4.3(a), (iv) the Company provides prior written notice to Parent of its decision to take such action and (v) prior to taking any of the following actions, the Company has entered into a confidentiality agreement with the Person or Persons proposing such Company Takeover Proposal the terms of which are not less favorable to the Company than those of the confidentiality agreement, dated September 20, 2004, by and between Parent and the Company (the “Confidentiality Agreement”), the Company shall be permitted to (A) furnish information with respect to the Company and any of its Subsidiaries to such Person pursuant to a customary confidentiality agreement, (B) participate in discussions and negotiations with such Person and (C) effect a Change in the Company Recommendation (as defined below).

For purposes of this Agreement, “Company Takeover Proposal” means any proposal or offer from any Person (other than from Parent and its Affiliates) relating to (A) any direct or indirect acquisition or purchase of (x) assets of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income, or that represent 20% or more of the total assets, of the Company and its Subsidiaries, taken as a whole, or (y) 20% or more of any class of equity securities of the Company, (B) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of any equity securities of the Company, or (C) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any one or more Subsidiaries of the Company, individually or taken together, whose business constitutes 20% or more of the net revenues, net income or total assets of the Company and its Subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

(b) Except as expressly permitted by this Section 4.3 or Section 5.1(e), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the approval of the Agreement, the Merger or the Company Recommendation (as defined in Section 5.1(e)) or take any action or make any statement in connection with the Company Stockholders Meeting inconsistent with such approval or Company Recommendation (collectively, a “Change in the Company Recommendation”), or (ii) approve or recommend, or propose publicly to approve or recommend, or fail to recommend against, any Company Takeover Proposal.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.3, the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing of any request for information relating to a Company Takeover Proposal, or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the Person making such request or Company Takeover Proposal, and shall promptly (and in any event within 24 hours) provide a copy of any written request or Company Takeover Proposal to Parent. The Company will keep Parent promptly informed on a current basis of the status, terms and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal. The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished with confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Takeover Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. The Company shall ensure that the officers, directors and all Employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of the Company or its Subsidiaries are aware of the restrictions contained in this Section 4.3 as reasonable necessary to avoid violations thereof, and it is understood that any violation of this Section 4.3 by any such Person, at the direction of or with the consent of the Company or its Subsidiaries, shall be deemed to be a breach of this Section 4.3 by the Company.

(d) Nothing contained in this Section 4.3 shall prohibit the Company from (x) taking and disclosing to its stockholders a position as required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (y) from making such other disclosure as the Company is compelled to make under applicable law (and in the event of any proposed disclosure under clause (y) the Company shall consult in advance with Parent regarding the nature of and reasons for such disclosure); provided, however, any such disclosure relating to a Company Takeover Proposal shall be deemed to be a Change in the Company Recommendation unless the Board of Directors of the Company expressly reaffirms the Company Recommendation in such disclosure.

SECTION 4.4 Transition.

(a) Commencing following the date hereof, Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration of the Company and its Subsidiaries, including the Company Bank, with the businesses of Parent and its Subsidiaries as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, the Company shall cause the Employees and officers of the Company and its Subsidiaries, including the Company Bank, to use their reasonable best efforts to provide support, including support from its outside contractors, and to assist Parent in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing or such later date as may be determined by Parent.

(b) Parent and the Company agree to consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and the Company shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as Parent shall reasonably request. Parent and the Company shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby, and shall take such charges as Parent shall reasonably request. The Company shall not be required to take any action required by this Section 4.4(b) (i) prior to the date on which all regulatory and stockholder approvals required to consummate the transactions contemplated by this Agreement are received, (ii) until after receipt of written confirmation from Parent that it is not aware of any fact or circumstance that would prevent completion of the Merger, and (iii) if any such action is prohibited by GAAP or any applicable laws and regulations. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 4.4(b).

SECTION 4.5 No Fundamental Changes in the Conduct of Business by Parent. Except (i) as set forth in Section 4.5 of the Parent Disclosure Schedule, (ii) as consented to by the Company in writing or required by applicable law or regulation or (iii) as otherwise expressly contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) except as contemplated hereby, amend its certificate of incorporation or bylaws in any manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock; provided that the authorization or issuance of preferred stock in a manner that would not require Parent stockholder approval shall not be deemed to violate this clause (i);

(ii) knowingly take any action or knowingly fail to take any action which would reasonably be expected to result in any of the conditions of Article VI not being satisfied;

(iii) knowingly take or cause to be taken any action which, individually or in the aggregate, would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(iv) authorize, or commit or agree to take, any of the foregoing actions or any other action that would be reasonably likely to prevent Parent from performing or would be reasonably likely to cause Parent not to perform its covenants hereunder in all material respects.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.1 Preparation of the Form S-4, Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act, and for the Joint Proxy Statement to be cleared under the Exchange Act, as promptly as practicable after such filing. Without limiting any other provision hereinabove contained, the Form S-4 and the Joint Proxy Statement will contain, without limitation, such information and disclosure reasonably requested by either Parent or the Company so that (i) the Form S-4 conforms in both form and substance to the requirements of the Securities Act, and (ii) the Joint Proxy Statement conforms in both form and substance to the requirements of the Exchange Act. The Company and Parent shall each use reasonable best efforts to cause the Joint Proxy Statement to be mailed to holders of Company Common Stock and Parent Common Stock, respectively, as promptly as practicable after the Form S-4 is declared effective.

(b) If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by Company for inclusion in the Form S-4 or the Joint Proxy Statement or (ii) any event with respect to Parent or its Subsidiaries, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Joint Proxy Statement, in either case, which event is required to be described in an amendment of, or a supplement to, the Form S-4 or the Joint Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Company and Parent.

(c) Each of the Company and Parent shall promptly notify the other of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and the other transactions contemplated hereby or for additional information and shall supply the other with copies of all correspondence between the Company or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. The Company and Parent shall use their respective reasonable best efforts to respond to any comments of the SEC with respect to the Form S-4 and the Joint Proxy Statement as promptly as practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Joint Proxy Statement, and shall provide promptly to the other party any information such party may obtain that could necessitate amending any such document.

(d) Each of the Company and Parent shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Stockholders Meeting and Parent Stockholders Meeting, respectively, in accordance with the DGCL for the purpose of obtaining the Company Stockholder Approval and Parent Stockholder Approval, respectively, and each shall coordinate with the other regarding the timing of such meetings.

(e) Subject to Section 4.3, the Board of Directors of the Company shall recommend to the Company’s stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”); provided, however, that the Company’s Board of Directors shall not be required to make such Company Recommendation to the extent that it is permitted to effect a Change in the Company Recommendation pursuant to Section 4.3. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.1(e) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal. Notwithstanding any Change in the Company Recommendation, unless otherwise directed in writing by Parent, this Agreement and the Merger shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve the Company of such obligation, provided, however, that if the Board of Directors of the Company shall have effected a Change in the Company Recommendation in accordance with this Agreement, then in submitting this Agreement to the Company’s stockholders, the Board of Directors of the Company may submit this Agreement to the Company’s stockholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

(f) The Board of Directors of Parent shall use its reasonable best efforts to obtain the Parent Stockholder Approval and to recommend to Parent’s stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the “Parent Recommendation”).

SECTION 5.2 Access to Information; Confidentiality.

(a) Subject to applicable law, each party shall, and shall cause its Subsidiaries to, afford each other party and to the officers, Employees, accountants, counsel, financial advisors and other representatives of each other party, reasonable access during normal business hours during the period prior to the Effective Time to all its respective properties, books, contracts, commitments, personnel and records and, during such period, each party shall, and shall cause each of its Subsidiaries to, furnish promptly to each other party all other information concerning its business, properties and personnel as such other party may reasonably request. In addition, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (a) a copy of each material report, schedule, registration statement and other document filed by it with any Governmental Entity and (b) the internal or external reports prepared by it and/or its Subsidiaries in the ordinary course of business that are reasonably required by Parent promptly after such reports are made available to the Company’s personnel. No review pursuant to this Section 5.2 shall affect any representation or warranty given by any party.

(b) Each party shall continue to abide by the terms of the Confidentiality Agreement, and shall cause its Subsidiaries, Affiliates, directors, officers, Employees, agents and advisors (collectively, such party’s “Representatives”) to treat all information and documents obtained from the other party or its Representatives pursuant to Section 5.2(a) or during the investigations leading up to the execution of this

Agreement as “Evaluation Material” (as that term is used in the Confidentiality Agreement) subject to the terms of the Confidentiality Agreement.

SECTION 5.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) subject to Section 4.3, publicly supporting this Agreement and the Merger and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) In connection with and without limiting the foregoing, the Company shall (i) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger or any of the other transactions contemplated hereby, and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger or any other transaction contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby.

(c) In addition, Parent and the Company shall use their respective reasonable best efforts prior to the Effective Time to effect immediately subsequent to the Effective Time the combination (the “Bank Combination”) of the Company Bank with and into the Parent Bank, including causing such banks to enter into a customary plan of bank merger, obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, with such Bank Combination to be effective immediately subsequent to the Effective Time.

SECTION 5.4 Rule 16b-3 Actions. Parent and the Company agree that, in order to most effectively compensate and retain the Company Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Stock Options in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 5.4. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including derivative securities with respect to Company Common Stock or Parent Common Stock) resulting from the transactions contemplated by Article I and II of this Agreement by each Company Insider to be exempt under Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. Assuming that the Company delivers to Parent the Company Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the Board of Directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as defined below) of Parent Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby, and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Company Section 16 Information” shall mean information accurate in all material respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in the Merger. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and, in with respect to the foregoing obligations of Parent, who are listed in the Company Section 16 Information and who will be subject to the reporting requirements of Section 16(a) of the Exchange Act, immediately following the Effective Time, with respect to Parent.

SECTION 5.5 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any existing indemnification agreements or arrangements of the Company and its Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

(b) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company or any of its Subsidiaries or their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.

(c) For six years after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, that the Surviving Corporation may substitute therefor policies of Parent or its Subsidiaries (including self insurance) containing terms with respect to coverage and amount no less favorable to such directors or officers; provided, further, that in no event shall the Surviving Corporation be required to pay aggregate premiums for insurance under this Section 5.5(c) in excess of 200% of the aggregate premiums paid by the Company in 2004 on an annualized basis for such purpose and, if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to use its reasonable best efforts to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) The provisions of this Section 5.5 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

SECTION 5.6 Fees and Expenses. Except as otherwise provided in Section 7.2, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the filing and other fees paid to the SEC in connection with this Agreement and printing fees in connection with the Joint Proxy Statement and the Form S-4 shall be borne by Parent.

SECTION 5.7 Public Announcements. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements and any broadly distributed internal communications with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement or broadly distributed internal communications prior to such consultation, except as either party may in good faith determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange and except for any discussions with rating agencies. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form heretofore agreed to by the parties.

SECTION 5.8 Affiliates. Concurrently with the execution of this Agreement (or to the extent not practicable, as soon as practicable and in any event within 10 Business Days after the date hereof), the Company shall deliver to Parent a written agreement substantially in the form attached as Exhibit A hereto of all of the Persons who are “affiliates” of the Company for purposes of Rule 145 under the Securities Act; all of such affiliates, who are affiliates as of the date of this Agreement, are identified in Section 5.8 of the Company Disclosure Schedule. Section 5.8 of the Company Disclosure Schedule shall be updated by the Company as necessary to reflect changes from the date hereof and the Company shall use reasonable best efforts to cause each Person added to such schedule after the date hereof to deliver a similar agreement.

SECTION 5.9 Stock Exchange Listing. Parent shall use best efforts to cause the Parent Common Stock issuable under Article II to be approved for issuance on the AMEX, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event on or prior to the Closing Date.

SECTION 5.10 Stockholder Litigation. Each of the Company and Parent shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against the Company or Parent, as applicable, and its directors relating to the transactions contemplated by this Agreement.

SECTION 5.11 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective Subsidiaries is a party and which relates to the confidentiality or information regarding the Company or its Subsidiaries or which relate to securities of the Company, other than client and customer agreements entered into by the Company or its Subsidiaries in the ordinary course of business consistent with past practice. During such period, the Company shall use reasonable best efforts to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by using reasonable best efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

SECTION 5.12 Employee Benefits.

(a) The Surviving Corporation and its Subsidiaries and/or Parent shall employ as of the Closing Date those Employees who are employed by the Company and its Subsidiaries as of the Effective Time (the “Continuing Employees”) provided that no Continuing Employee shall be, or have the authority of, an officer of such Person unless elected or appointed as such by such Person.

(b) Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, give each Continuing Employee full credit for purposes of eligibility, vesting and benefit accruals under any employee benefit plans, programs, or arrangements maintained by Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation (other than any defined benefit pension plan and the Parent Employee Stock Ownership Plan) for such Continuing Employee’s service with the Company or any Subsidiary of the Company (or any predecessor entity) to the same extent such service was recognized by the Company and its Subsidiaries with respect to such Continuing Employee for the same purpose, except as may result in duplication of benefits.

(c) Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any healthcare welfare benefit plan that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any healthcare welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time, and provide, for the year in which the Effective Time occurs, credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs to the extent credited by the Company for such Continuing Employees as of immediately prior to the Effective Time.

(d) Except as otherwise provided in Article V of this Agreement, the Surviving Corporation shall honor all obligations under the employment and change-in-control agreements set forth in Company Disclosure Schedule 5.12(d) as such agreements are amended consistent with Section 3.1(k)(x) of the Company Disclosure Schedule, in each case except to the extent superseded by agreements entered into in connection with entering into this Agreement.

(e) The Company agrees that it shall freeze the Excess ESOP effective no later than December 31, 2004. The Company shall take all necessary action to cause the ESOP to be terminated as of the Effective Time. Subject to the terms of the ESOP and applicable law: (i) the Merger Consideration received by the Company ESOP trustee in connection with the Merger with respect to the unallocated shares of Company Common Stock shall first be applied by the Company ESOP Trustee to the full repayment of the ESOP loan; (ii) the balance of the unallocated shares of Company Common Stock shall be allocated as earnings to the accounts of all active participants in the ESOP, in accordance with the ESOP’s terms and conditions in effect as of the date of this Agreement, to the maximum extent permitted under the Code and applicable law; (iii) the accounts of all participants and beneficiaries in the ESOP immediately prior to the Effective Time shall become fully vested as of the Effective Time; (iv) as soon as practicable after the date hereof, but in no event later than 60 days after the date of this Agreement, the Company shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the ESOP as of the Effective Time, with a copy to be provided to Parent and its counsel; and (v) as soon as practicable after the later of the Effective Time or the receipt of a favorable determination letter for termination from the IRS, the account balances in the ESOP shall be: (I) distributed to participants and beneficiaries; or (II) transferred to an eligible individual retirement account; or (III) in the case of Continuing Employees, transferred to Parent’s 401(k) Plan, as a participant or beneficiary may direct. Prior to the Effective Time, no prepayments shall be made on the ESOP loan and contributions to the ESOP and payments on the ESOP loan may be made consistent with past practices on the regularly scheduled payment dates.

(f) Nothing contained herein is intended to provide, or shall be construed or interpreted as providing, any Continuing Employee any right to continued employment or restrict Parent from amending or terminating any employee benefit plan, program or policy of, or any agreement with, Parent, the Company or any of their respective Subsidiaries, in accordance with the terms thereof. This Agreement is not intended, and it shall not be construed, to create third party beneficiary rights for any current or former employees of the Company or its Subsidiaries (including any beneficiaries or dependents thereof) under or with respect to any plan, program, or arrangement described in or contemplated by this Agreement.

SECTION 5.13 Tax Matters. Parent and the Company shall use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the Tax opinions described in Sections 6.2(c) and 6.3(c) hereof. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treas. Reg. Sec. 1.368-2(g). Officers of Parent and the Company shall execute and deliver to Muldoon Murphy Faucette & Aguggia LLP, counsel to the Company, and Wachtell, Lipton, counsel to Parent, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Form S-4 and the Closing Date, in connection with their respective deliveries of opinions, pursuant to Sections 6.2(c) and 6.3(c) hereof, with respect to the Tax treatment of the Merger.

SECTION 5.14 Boards of Directors.

(a) Effective as of the Closing, Parent shall cause the Company Holding Company Designees to be appointed to the Board of Directors of Parent and the Company Bank Designees to be appointed to the Board of Directors of Parent Bank, and will cause at least one Company Holding Company Designee to be nominated or appointed to such Board for the class of directors with a term expiring in 2008, and at least one Company Holding Company Designee to be nominated or appointed to such Board for the class of directors with a term expiring in 2007.

(b) Effective as of the Closing, Parent shall cause Cornelius D. Mahoney to be appointed to the Corporate Governance/Nominating Committee of the Board of Directors of each of Parent and Parent Bank, or such other committee that may be established and delegated the responsibilities of nominating of directors.

SECTION 5.15 Advisory Board of Parent. Parent shall establish an advisory board for the Company’s Hampden and Hampshire County market areas (the “Parent Advisory Board”) and, prior to the Closing Date, shall offer to each of the members of the Board of Directors of the Company as of the Closing Date an opportunity to become a member of the Parent Advisory Board (other than the Company Holding Company Designees and the Company Bank Designees), subject to entering into a customary non-competition/non-solicitation agreement with Parent, with service on the Parent Advisory Board to commence immediately following the Closing Date. The Parent Advisory Board shall be maintained for a period ending no sooner than three years following the Closing Date. For three years following the Effective Time, the members of the Parent Advisory Board appointed pursuant to this Section 5.15 who are not employees of the Company or its Subsidiaries and who continue to serve shall receive, as compensation for service on the Parent Advisory Board, Parent Advisory Board member’s fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for members of the Board of Directors of the Company in effect on the date hereof.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by each of Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval and Parent Stockholder Approval shall have each been obtained.

(b) Governmental and Regulatory Approvals. Other than the filing provided for under Section 1.3, all consents, approvals and actions of, filings with and notices to any Governmental Entity required by the Company, Parent or any of their Subsidiaries under applicable law or regulation to consummate the Merger and the other transactions contemplated hereby, shall have been obtained or made and shall remain in full force and effect, including approval of the Merger and, if so determined by Parent, the Bank Combination, by the applicable regulatory authorities (all such approvals and the expiration of all such waiting periods, the “Requisite Regulatory Approvals”).

(c) Other Third Party Approvals. All other notices, consents or waivers from third parties (other than Governmental Employees) with respect to the transactions contemplated by this Agreement shall have been made or obtained except as would not reasonably be expected to have a Material Adverse Effect on the Company or on Parent.

(d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger or the Bank Combination.

(e) Form S-4; Blue Sky Laws. The Form S-4 shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall have been entered or be pending by the SEC, and Parent shall have received all approvals required under state securities or “blue sky” laws with respect to the Merger.

(f) Stock Exchange Listing. The shares of Parent Common Stock issuable to the Company’s stockholders as contemplated by Article II shall have been approved for listing on the AMEX, subject to official notice of issuance.

SECTION 6.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth herein, other than those listed in Sections 3.1(c) and 3.1(k)(x), shall be true and correct at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no such representation or warranty of the Company shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of the Company, has had or would reasonably be expected to result in a Material Adverse Effect on the Company, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Change,” “Material Adverse Effect” or similar terms or phrases (collectively, “qualified by materiality”) in any such representation or warranty, and the representations and warranties of the Company set forth in Section 3.1(c) and 3.1(k)(x) shall be true and correct in all material respects, at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it at or prior to the Closing Date under this Agreement; and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, to such effect.

(c) Tax Opinion. Parent shall have received the opinion of Wachtell, Lipton, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and certificates obtained from officers of Parent and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinion described in this Section 6.2(c), Wachtell, Lipton may require and rely upon representations contained in certificates of officers of Parent and the Company.

SECTION 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, other than those listed in Section 3.2(c), set forth herein shall be true and correct at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no such representation or warranty of Parent shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Parent, has had or would result in a Material Adverse Effect on Parent, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Change,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty, and the representations and warranties of Parent set forth in Section 3.2(c) shall be true and correct to the extent qualified by materiality, and otherwise shall be true and correct in all material respects, at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent, to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it at or prior to the Closing Date under this Agreement; and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent, to such effect.

(c) Tax Opinion. The Company shall have received the opinion of Muldoon Murphy Faucette & Aguggia LLP, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinion described in this Section 6.3(c), Muldoon Murphy Faucette & Aguggia LLP may require and rely upon representations contained in certificates of officers of Parent and the Company.

(d) Deposit of Merger Consideration. Parent shall have deposited with the Exchange Agent sufficient cash to pay the aggregate Cash Consideration.

SECTION 6.4 Frustration of Closing Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.3.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and whether before or after the Company Stockholder Approval or Parent Stockholder Approval (the party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) below shall give written notice of such termination to the other party in accordance with Section 8.2, specifying the provision hereof pursuant to which such termination is effected):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated by the date that is ten months following the date hereof; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

(ii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have used reasonable best efforts to prevent the entry of and to remove such Restraint; or

(v) if any Governmental Entity that must grant a Requisite Regulatory Approval required to complete the Merger has denied the applicable Requisite Regulatory Approval and such denial has become final and nonappealable;

(c) by Parent, if (i) the Company shall have failed to make the Company Recommendation in the Joint Proxy Statement, (ii) the Company shall have effected a Change in the Company Recommendation or (iii) the Company shall have breached its obligations under this Agreement by reason of a failure to call or convene the Company Stockholders Meeting in accordance with Section 5.1(e);

(d) by Parent, if the Company shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (B) is incapable of being cured by the Company or is not cured within 30 days of written notice thereof; or

(e) by the Company, if Parent shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (B) is incapable of being cured by Parent or is not cured within 30 days of written notice thereof.

SECTION 7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, other than that the provisions of Section 5.2(b) shall survive such termination for a period of two years thereafter and the provisions of Section 5.6, this Section 7.2 and Article VIII shall survive such termination indefinitely or otherwise in accordance with their terms, provided, however, that nothing herein shall relieve any party from any liability for any willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) (i) In the event that (A) a Company Pre-Termination Takeover Proposal Event (as defined below) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(ii) as a result of a failure to obtain the Company Stockholder Approval, by Parent pursuant to Section 7.1(c) or by Parent pursuant to Section 7.1(d) and (B) prior to the date that is fifteen (15) months after the date of such termination the Company consummates a Company Takeover Proposal or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Company Acquisition Agreement”) related to any Company Takeover Proposal, then the Company shall on the earlier of (i) the date such Company Acquisition Agreement is entered into or (ii) the date such Company Takeover Proposal is consummated pay Parent a fee equal to $6,000,000 by wire transfer of same day funds.

(ii) For purposes of this Section 7.2(b), a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Company Takeover Proposal shall have been made known to the Company or any of its Subsidiaries or has been made directly to its stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, and such Company Takeover Proposal or public announcement shall not have been irrevocably withdrawn not less than five Business Days prior to the Company Stockholders Meeting. The Company acknowledges that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.2(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the

Company for the fee set forth in this Section 7.2(b), the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

SECTION 7.3 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval and Parent Stockholder Approval; provided, however, that after such approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company and Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

SECTION 7.4 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and shall expire at the Effective Time and be of no further effect thereafter. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

Telecopy No.: (413) 443-3587

Attention: Michael P. Daly

with a copy to:

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

Telecopy No.: (413) 448-9052

Attention: Gerald A. Denmark

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telecopy No.: (212) 403-2000

Attention: Lawrence S. Makow, Esq.

(b) if to the Company, to

Woronoco Bancorp, Inc.

31 Court Street

Westfield, Massachusetts 01085

Telecopy No.: (413) 568-4171

Attention: Cornelius D. Mahoney

with a copy to:

Muldoon Murphy Faucette & Aguggia LLP

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

Telecopy No.: (202) 966-9409

Attention: Douglas P. Faucette, Esq.

SECTION 8.3 Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise; provided, that (x) any investment account advised or managed by such Person or one of its Subsidiaries or Affiliates on behalf of third parties, or (y) any partnership, limited liability company, or other similar investment vehicle or entity engaged in the business of making investments of which such Person acts as the general partner, managing member, manager, investment advisor, principal underwriter or the equivalent shall not be deemed an Affiliate of such Person.

(b) “Affiliated Person” means any director, officer or 5% or greater stockholder of the referenced Person, spouse or other Person living in the same household of such director, officer or stockholder, or any company, partnership or trust in which any of the foregoing Persons is an officer, 5% or greater stockholder, general partner or 5% or greater trust beneficiary.

(c) “Brokered Deposits” means (a) “brokered deposits” within the meaning of 12 C.F.R. § 337.6 and (b) deposits that are of the type having risk characteristics similar to “brokered deposits” as contemplated by the Joint Agency Advisory on Brokered and Rate Sensitive Deposits, dated May 11, 2001, of the Board of Governors of the Federal Reserve System, FDIC, Office of the Comptroller of the Currency and OTS.

(d) “knowledge” with respect to a party means the knowledge of such party’s executive officers.

(e) “Material Adverse Change” or “Material Adverse Effect” means, when used in connection with the Company or Parent, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, materially adverse to the business, operations, financial condition or results of operations of such party and its consolidated Subsidiaries taken as a whole, other than (i) any change, effect, event or occurrence relating to the United States economy or financial or securities markets in general, (ii) any change, effect, event or occurrence relating to the financial services industry to the extent not affecting such Person to a greater extent than it affects other Persons in industries in which such Person competes, (iii) any change, effect, event or occurrence relating to the announcement hereof, (iv) any change in banking, savings association and similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities and (v) any change in GAAP or regulatory accounting requirements applicable to banks, savings associations or their holding companies generally.

(f) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(g) a “Subsidiary” of any Person means another Person an amount of the voting securities, other voting ownership or voting partnership interests of which sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

SECTION 8.4 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means, in the case of any agreement or instrument, such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and, in the case of statutes, such statutes as in effect on the date of this Agreement. References to a Person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Federal, state, local or foreign statute or law shall be deemed to also refer to any amendments thereto and all rules and regulations promulgated thereunder, unless the context requires otherwise.

SECTION 8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. A facsimile copy of a signature page shall be deemed to be an original signature page.

SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.5, which shall inure to the benefit of and be enforceable by the Persons referred to therein, is not intended to confer upon any Person other than the parties any rights or remedies.

SECTION 8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

SECTION 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, provided, however, that Parent may assign its rights and obligations, in whole or in part, under this Agreement to Parent or any wholly-owned, direct Subsidiary of Parent. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.9 Consent to Jurisdiction. The parties to this Agreement irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts, applying

Delaware law, and of the United States of America located in the Commonwealth of Massachusetts, applying Delaware law, for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice of document by U.S. registered mail delivered to the parties shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The parties to this Agreement irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the Commonwealth of Massachusetts, applying Delaware law, or the United States of America located in the Commonwealth of Massachusetts, applying Delaware law, and further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 8.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

BERKSHIRE HILLS BANCORP, INC.

By:	/s/ MICHAEL P. DALY
Name:	Michael P. Daly
Title:	President and Chief Executive Officer

WORONOCO BANCORP, INC.

By:	/s/ CORNELIUS D. MAHONEY
Name:	Cornelius D. Mahoney
Title:	Chairman, President and Chief Executive Officer

EXHIBIT A

Form of Affiliate Letter

                    , 200

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

Attention: General Counsel

Ladies and Gentlemen:

I have been advised that I may be deemed to be an “affiliate” of Woronoco Bancorp, Inc., a Delaware corporation (the “Company”), as that term is defined in Rule 145 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger dated as of December 16, 2004 (the “Merger Agreement”), by and between Berkshire Hills Bancorp, Inc., a Delaware corporation (“Parent”), and the Company, the Company plans to merge with and into Parent (the “Merger”) with Parent being the surviving corporation. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

I further understand that, as a result of the Merger, in exchange for shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) I may receive common stock, par value $0.01 per share, of Parent (“Parent Common Stock”).

I have read this letter and discussed the requirements hereof to the extent I felt necessary with my counsel or counsel for the Company.

I represent, warrant and covenant with and to Parent that in the event I receive any Parent Common Stock as a result of the Merger:

1. I shall not make any sale, transfer, or other disposition of such Parent Common Stock unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act (as such rule may be amended from time to time), (iii) in the opinion of counsel in form and substance reasonably satisfactory to Parent, or under a “no-action” letter or interpretive letter from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act, or (iv) I have the right to have the legend set forth in Sections 3 and 4 below removed pursuant to Section 4 below.

2. I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Securities Act or, other than as set forth below, to take any other action necessary in order to make compliance with an exemption from such registration available.

3. I understand that stop transfer instructions will be given to Parent’s transfer agent with respect to the Parent Common Stock issued to me as a result of the Merger and that there will be placed on the certificates, if any, for such shares, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and Berkshire Hills Bancorp, Inc., a copy of which agreement is on file at the principal offices of Berkshire Hills Bancorp, Inc.”

4. I understand that, unless the transfer by me of the Parent Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Parent reserves the right, in its sole discretion, to place the following legend on the certificates, if any, issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement under, or in accordance with an exemption from the registration requirements of, the Securities Act of 1933.”

It is understood and agreed that the legends set forth in paragraphs (3) and (4) above shall be removed by delivery of substitute certificates without such legend and/or any stop transfer instructions will be lifted (A) if one year (or such other period as may be required by Rule 145(d)(2) or any successor thereto) shall have elapsed from the date I acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) (or any successor thereto) are then available to me, (B) if two years (or such other period as may be required by Rule 145(d)(3) or any successor thereto) shall have elapsed from the date I acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) (or any successor thereto) are then available to me or (C) if I shall have delivered to Parent (i) a copy of a “no-action” letter or interpretative letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Parent, to the effect that such legend is not required for purposes of the Securities Act or (ii) a written statement from me representing that that the Parent Common Stock represented by such certificates are being or have been sold in conformity with the provisions of Rule 145(d) or pursuant to an effective registration statement under the Securities Act.

Execution of this letter should not be considered an admission on my part of “affiliate” status as described in the first paragraph of this letter agreement, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

By acceptance hereof, Parent agrees, for a period of two years after the Effective Time that, so long as it is obligated to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that it will use its reasonable best efforts to timely file such reports so that the public information requirements of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) are therefore available to me if I desire to transfer Parent Common Stock issued to me in the Merger.

Very truly yours,

By:
Name:

Accepted this      day of

                    , 200    .

BERKSHIRE HILLS BANCORP, INC.

By:
Name:
Title:

APPENDIX B

March 9, 2005

The Board of Directors

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, MA 01202

Members of the Board:

You have requested that we confirm our December 16, 2004 opinion as to the fairness, from a financial point of view, to the shareholders of Berkshire Hills Bancorp, Inc. (“Berkshire”) and Berkshire of the Merger Consideration, offered pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 16, 2004 between Berkshire and Woronoco Bancorp, Inc. (“Woronoco”), the holding company of Woronoco Savings Bank, as of the date of the Joint Proxy Statement/Prospectus. In rendering this updated opinion, we confirm the appropriateness of and the reliance on the assumptions and analyses we used to tender our earlier opinion, as described in such Joint Proxy Statement/Prospectus.

Under the terms of, and subject to certain conditions as defined in the Merger Agreement, upon the consummation of the Merger, each issued and outstanding share of common stock, $0.01 par value, of Woronoco, immediately prior to the merger, other than certain shares specified in the Merger Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) 1.0 shares of the common stock, par value $0.01 per share of Berkshire or (b) $36.00 in cash without interest, subject to the election and pro-ration procedures set forth in the Merger Agreement which provide, among other things, that 75% of the total number of Woronoco shares outstanding at the effective time of the Merger shall be converted to Berkshire shares and 25% shall be converted into cash. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

Northeast Capital & Advisory, Inc., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Berkshire, having acted as its financial advisor in connection with its strategic plan, and having participated in certain areas of the negotiations leading to, the Merger Agreement.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement and certain of the exhibits and schedules thereto; the Joint Proxy Statement/Prospectus, the Annual Reports to Stockholders and Annual Reports on Form-10K for the three years ended December 31, 2003 of Berkshire and Woronoco; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Berkshire and Woronoco, and certain other communications from Berkshire and Woronoco, to their respective shareholders; internal financial projections for Berkshire and Woronoco for the years ending December 31, 2004 and 2005 prepared by and reviewed with the respective managements; earnings per share estimates for Berkshire and Woronoco for the years ending December 31, 2004, 2005, and 2006 published by I/B/E/S, and the views of senior management of Berkshire and Woronoco, based on limited discussions with members of senior management, regarding their respective business, financial condition, results of operation and future prospects, the pro forma financial impact of the Merger on Berkshire, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior management of Berkshire; the publicly reported historical price and trading activity for Berkshire and Woronoco’s common stock, including a comparison of certain financial and stock market information for Berkshire and Woronoco with similar publicly available information

B-1

for certain other companies the securities of which are publicly traded; the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; the current market environment generally and the banking environment in particular; and such other information, financial studies, and analyses and investigations, and financial, economic, and market criteria as we considered relevant.

In conducting our review and arriving at our opinion, we relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the managements of Berkshire and Woronoco as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowance for loan losses for Berkshire and Woronoco are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Berkshire or Woronoco, nor have we examined any individual credit files. We have also assumed that there has been no material change in Berkshire’s or Woronoco’s assets, financial condition, operations or prospects since the date of the most recent financial statements made available to us. We have assumed that Woronoco and Berkshire will remain in all material respects as going concerns, that the representations and warranties contained in the Merger Agreement are true and correct, except as would not have a material adverse effect on the party making the representations and warranties, that each party shall perform all covenants required to be performed, that no material conditions in the Merger Agreement are waived and that the Merger will not be taxable for federal income tax purposes at the corporate level.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. We have also taken into account our assessment of general economic, market and financial conditions, our experience in other transactions, and our knowledge of the banking industry in general. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals or other consents for the Merger, no conditions or restrictions, including any divestiture requirements, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to Berkshire. Our opinion is based upon information, conditions and projections as they exist and can be evaluated on the date hereof.

We have been retained by the Board of Directors of Berkshire as an independent contractor to determine whether the consideration offered to Woronoco shareholders in the Merger as provided and described in the Merger Agreement is fair, from a financial point of view, to Berkshire and its shareholders. Northeast Capital will receive a fee for its services, a significant portion of which is due upon consummation of the Merger. We will also receive a fee for rendering this opinion.

Our opinion is directed to the Board of Directors of Berkshire and does not constitute a recommendation to any shareholder of Berkshire as to how such shareholder should vote at any shareholder meeting held in connection with the Merger. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Berkshire shares will trade following the consummation of the Merger.

Based upon and subject to the foregoing, it is our opinion that the Merger Consideration of the Merger as provided and described in the Merger Agreement is fair, from a financial point of view, to Berkshire and its shareholders.

Very truly yours,

/S/ NORTHEAST CAPITAL & ADVISORY, INC.
NORTHEAST CAPITAL & ADVISORY, INC.

ALL/eah

B-2

Appendix C

March 9, 2005

Board of Directors

Woronoco Bancorp, Inc.

31 Court Street

Westfield, MA 01085

Ladies and Gentlemen:

Woronoco Bancorp, Inc. (“Woronoco”) and Berkshire Hills Bancorp, Inc. (“Berkshire Hills”), have entered into an Agreement, dated as of December 16, 2004 (the “Agreement”), pursuant to which Woronoco will be merged with and into Berkshire Hills, with Berkshire Hills being the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Woronoco common stock issued and outstanding immediately prior to the Merger (the “Woronoco Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) 1.0 share of Berkshire Hills common stock (the “Stock Consideration”), or (b) $36.00 in cash without interest (the “Cash Consideration”), subject to the election and allocation procedures set forth in the Agreement which provide generally, among other things, that 75% of the Woronoco Shares will be converted into the Stock Consideration and 25% of the Woronoco Shares will be converted into the Cash Consideration (the Stock Consideration and the Cash Consideration hereinafter collectively referred to as, the “Merger Consideration”). Cash will be paid in lieu of fractional shares in an amount determined by taking the product of the relevant fraction and the closing price of the Berkshire Hills common stock on the American Stock Exchange on the third trading day immediately preceding the closing date of the Merger. Pursuant to the Merger Agreement, Woronoco may pay a one-time special cash dividend not to exceed $0.25 per share. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Woronoco.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Woronoco that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Berkshire Hills that we deemed relevant; (iv) an internal budget for Woronoco for the year ending December 31, 2005, prepared by and reviewed with senior management of Woronoco; (v) earnings per share estimates for Berkshire Hills for the year ending December 31, 2005 published by I/B/E/S and reviewed by and confirmed with management of Berkshire Hills, and estimates of earnings per share growth rates for the years thereafter reviewed with and confirmed by senior management of Berkshire Hills; (vi) the pro forma financial impact of the Merger on Berkshire Hills, based on assumptions relating to transaction expenses and cost savings determined by the senior management of Woronoco and Berkshire Hills; (vii) the publicly reported historical price and trading activity for Woronoco’s and Berkshire Hills’ common stock, including a comparison of certain financial and stock market information for Woronoco and Berkshire Hills with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the savings institutions industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we

Board of Directors

Woronoco Bancorp, Inc.

March 9, 2005

considered relevant. We also discussed with certain members of senior management of Woronoco the business, financial condition, results of operations and prospects of Woronoco and held similar discussions with certain members of senior management of Berkshire Hills regarding the business, financial condition, results of operations and prospects of Berkshire Hills.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Woronoco or Berkshire Hills or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Woronoco and Berkshire Hills that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Woronoco or Berkshire Hills or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Woronoco or Berkshire Hills nor have we reviewed any individual credit files relating to Woronoco or Berkshire Hills. We have assumed, with your consent, that the respective allowances for loan losses for both Woronoco and Berkshire Hills are adequate to cover such losses.

With respect to the earnings projections for Woronoco and Berkshire Hills and all projections of transaction costs and expected cost savings prepared by and/or reviewed with the managements of Woronoco and Berkshire Hills and used by Sandler O’Neill in its analyses, Woronoco’s and Berkshire Hills’ management confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Woronoco and Berkshire Hills and we assumed that such performances would be achieved. We express no opinion as to such earnings projections or the assumptions on which they are based. We have also assumed that there has been no material change in Woronoco’s or Berkshire Hills’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Woronoco and Berkshire Hills will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Woronoco has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Berkshire Hills’ common stock will be when issued to Woronoco’s shareholders pursuant to the Agreement or the prices at which Woronoco or Berkshire Hills’ common stock may trade at any time.

Board of Directors

Woronoco Bancorp, Inc.

March 9, 2005

We may provide to Berkshire, and receive from Berkshire compensation for, investment banking services in the future, including during the period prior to the closing of the Merger.

We have acted as Woronoco’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. Woronoco has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Woronoco and Berkshire Hills and their affiliates. We may also actively trade the equity or debt securities of Woronoco and Berkshire Hills or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Woronoco in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Woronoco as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Woronoco Shares and does not address the underlying business decision of Woronoco to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Woronoco or the effect of any other transaction in which Woronoco might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Joint Proxy Statement/Prospectus of Woronoco and Berkshire Hills relating to the Merger and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Woronoco Shares in the Merger is fair to such shareholders from a financial point of view.

Very truly yours,

/S/    SANDLER O’NEILL & PARTNERS, L.P.

APPENDIX D

DELAWARE GENERAL CORPORATION LAW SECTION 262—APPRAISAL RIGHTS

§ 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the

Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Berkshire is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the “Delaware Corporation Law”). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Berkshire, or are or were serving at the request of Berkshire in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person’s service in any such capacity. In the case of actions brought by or in the right of Berkshire, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

The Tenth and Eleventh articles of Berkshire’s certificate of incorporation provide as follows:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforced rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH:

A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

The foregoing indemnity and insurance provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Berkshire pursuant to the foregoing provisions, or otherwise, Berkshire has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Berkshire of expenses incurred or paid by a director, officer or controlling person of Berkshire in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Berkshire will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 21.	Exhibits and Financial Statement Schedules

(a) See Exhibit Index.

Item 22.	Undertakings

(a) (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned Registrant hereby undertakes as follows: prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The undersigned Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsfield, Commonwealth of Massachusetts, on this ninth day of March, 2005.

BERKSHIRE HILLS BANCORP, INC.

By:	/s/ MICHAEL P. DALY
Michael P. Daly
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below, on this ninth day of March, 2005.

Signature	Title

/s/ MICHAEL P. DALY	President, Chief Executive Officer and Director (Principal Executive Officer)
Michael P. Daly

/s/ WAYNE F. PATENAUDE Wayne F. Patenaude	Senior Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ LAWRENCE A. BOSSIDY* Lawrence A. Bossidy	Director and Non-Executive Chairman

/s/ THOMAS O. ANDREWS* Thomas O. Andrews	Director

/s/ THOMAS R. DAWSON* Thomas R. Dawson	Director

A. Allen Gray	Director

/s/ PETER J. LAFAYETTE* Peter J. Lafayette	Director

/s/ EDWARD G. MCCORMICK* Edward G. McCormick	Director

/s/ CATHERINE B. MILLER* Catherine B. Miller	Director

/s/ CORYDON L. THURSTON* Corydon L. Thurston	Director

Signature	Title

/s/ ANN H. TRABULSI* Ann H. Trabulsi	Director

/s/ ROBERT A. WELLS* Robert A. Wells	Director

By:	/S/ GERALD A. DENMARK
Gerald A. Denmark Attorney-in-Fact

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of December 16, 2004, by and between Berkshire Hills Bancorp, Inc. and Woronoco Bancorp, Inc., (included as Appendix A to the joint proxy statement/prospectus which is part of this Registration Statement).

5.1	Opinion of Gerald A. Denmark as to the validity of the shares being registered (filed herewith).

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters (filed herewith).

10.1	Agreement, dated December 16, 2004, by and among Woronoco Bancorp, Inc., Woronoco Savings Bank and Cornelius D. Mahoney (incorporated by reference to Exhibit 10.1 to Form 8-K of Woronoco Bancorp, Inc. ( File No. 1-14671), filed December 21, 2004).

10.2	Agreement, dated December 16, 2004, by and between Berkshire Hills Bancorp, Inc. and Cornelius D. Mahoney (previously filed).

23.1	Consent of Gerald A. Denmark (included in Exhibit 5.1 hereto).

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1 hereto).

23.3	Consent of Lord, Bissell & Brook LLP (filed herewith).

23.4	Consent of Wolf & Company, P.C. (filed herewith).

23.5	Consent of Wolf & Company, P.C. (filed herewith).

23.6	Consent of Northeast Capital & Advisory, Inc. (filed herewith).

23.7	Consent of Sandler O’Neill & Partners, L.P. (filed herewith).

24.1	Powers of Attorney (previously filed).

99.1	Form of Proxy Card of Berkshire Hills Bancorp, Inc. and Voting Instructions and Authorization Forms for the Berkshire ESOP, Stock Award Recipients and 401(k) Plan (filed herewith).

99.2	Form of Proxy Card of Woronoco Bancorp, Inc. and Voting Instructions and Authorization Forms for the Woronoco ESOP, 401(k) Plan, 1999 Stock-Based Incentive Plan and 2004 Equity Compensation Plan (filed herewith).

99.3	Form of Election (filed herewith).

99.4	Form of Notice of Guaranteed Delivery (filed herewith).

99.5	Instructions for completing Substitute Form W-9 (filed herewith).

99.6	Consent of Cornelius D. Mahoney to being named herein to become a director of Berkshire (filed herewith).